1113696

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02026437

REGISTRANT'S NAME Boral Limited

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- 5054 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 1-18-02

82-5054

02 JUN 1[illegible]

ARAS
6-30-01

OUR COMPANY IS FOCUSED ON DELIVERING...



BORAL LIMITED ACN 008 421 761

The Annual Review includes a concise report containing abbreviated financial statements. Detailed financial statements are available in the separate 2001 Financial Report, which shareholders may request free of charge by phoning Boral's share registry on (02) 8280 7133 or via email to registrars@aprl.com.au or by writing to ASX Perpetual Registrars Limited, Locked Bag A14 Sydney South NSW 1232

A PERFORM & GROW STRATEGY TO...


BORAL'S SHARE PRICE
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
Feb 00
Mar 00
Apr 00
May 00
Jun 00
Jul 00
Aug 00
Sep 00
Oct 00
Nov 00
Dec 00
Jan 01
Feb 01
Mar 01
Apr 01
May 01
June 01
July 01
Aug 01

Boral's share price up 52% since the demerger

Since the first week of trading of the new Boral stock in February 2000, when the share price averaged $2.28, Boral's share price has risen by 52% (to the end of August 2001).

CONTENTS

YEAR IN BRIEF · FINANCIAL HIGHLIGHTS · CHAIRMAN & CHIEF EXECUTIVE REVIEW · BORAL AT A GLANCE · CONSTRUCTION MATERIALS · BUILDING PRODUCTS · USA · THE ENVIRONMENT · EMPLOYEE SAFETY · HUMAN RESOURCES · THE COMMUNITY · MANAGEMENT COMMITTEE · FINANCIAL REVIEW · BOARD OF DIRECTORS · CORPORATE GOVERNANCE · DIRECTORS' REPORT · CONCISE FINANCIAL REPORT · SHARE INFORMATION · SHAREHOLDER INFORMATION · FINANCIAL HISTORY · COMPANY INFORMATION



$M
VALUE OF WORK DONE IN AUSTRALIA (QUARTERLY TREND DATA)

10,000
8,000
6,000
4,000
2,000
0
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Dwellings
Non-dwellings
Roads, Highways and Subdivisions

Source: ABS Data

Australian building and construction activity bottoms

Activity in the Australian building and construction markets, in terms of value of work done, declined by 22% in the 2001 financial year compared with the prior year. Recent housing approval data suggests that the housing cycle has now bottomed.

Operational excellence, focused inventory management, and disciplined pricing

were key initiatives utilised to better manage the Australian downturn and to help offset the negative impacts of significant fuel and energy-related cost increases.

No. 1 in plasterboard in Asia

The Asian Plasterboard joint venture with Lafarge had a successful first year performance. The JV in which Boral now has a 43% share is the largest producer of plasterboard in Asia (outside of Japan).

Sound balance sheet underpins growth

$311 million was committed or spent on growth and acquisition capital in Australia, Asia and the USA during the year. Concrite and Alsafe concrete were acquired in Australia; Siam Gypsum in Thailand*; and in the USA the concrete roof tile business* expanded into Mexico, Missouri and Colorado.

*In joint ventures with Lafarge.


BORAL
618
CONCRITE
CONCRITE

New Quarry End Use business unit launched

The new QEU business unit reported a maiden pretax profit of $24.3 million, largely due to land sales from the Greystanes redevelopment project. The new activity is expected to deliver a revenue stream for at least 10 years.

BORAL 2001 HIGHLIGHTS

YEAR IN BRIEF

- Net profit after taxation of $153.4 million
- Earnings per share of 27.0 cents
- Sales revenue of $3.28 billion fell by 18.2% due to a sharp cyclic downturn in Australian building and construction markets
- Net profit after taxation before profit on disposal of businesses of $127.0 million
- $26.4 million of profits from disposal of Timber businesses
- EBIT decreased by 27.3% to $262 million (up 2% in the USA but down 40% in Australia)
- $24.3 million of pretax profit from the new Quarry End Use business unit
- Asian plasterboard turnaround of $15.4 million to an EBIT of $2.8 million
- EBITDA to sales margin down marginally from 14.0% to 13.8%
- $191 million of acquisitions and growth completed in Asia, USA and Australia
- Sound balance sheet – gearing maintained at 53% (debt:equity)
- Final dividend of 9.0 cents per share maintained, taking the full year dividend to 18.0 cents, franked to 35%



SALES REVENUE $M
3,914
4,012
3,280
EBIT* $M
353
361
262
PROFIT AFTER TAX $M
150
169
153
EBIT* RETURN ON FUNDS EMPLOYED %
11.2
13.2
9.2
RETURN ON EQUITY %
8.7
9.5
8.3
GEARING %
83
54
53
EARNINGS PER SHARE ¢
26.3
29.7
27.0
99
00
01

% 2000/2001 SALES REVENUE


USA
23
ASIA
1
AUSTRALIA
76
ENGINEERING AND CONSTRUCTION
18
NON-RESIDENTIAL
23
AUST RESIDENTIAL
39
USA RESIDENTIAL
20
BUILDING PRODUCTS
29
USA
23
CONSTRUCTION MATERIALS
48

By Geography | By Market | By Segment

FINANCIAL HIGHLIGHTS

Year ended 30 June	2001 $m	Proforma 2000 $m	Change %
SALES REVENUE	**3,280**	4,012	(18.2)
EBITDA*	**451**	563	(19.9)
EBIT*	**262**	361	(27.3)
NET INTEREST	**70**	90	(22.1)
PROFIT BEFORE TAX	**232**	238	(2.6)
TAX	**78**	70	11.9
PROFIT AFTER TAX (excluding profit/(loss) on disposal and restructure of businesses)	**127**	190	(33.0)
PROFIT AFTER TAX AND MINORITIES	**153**	169	(9.1)
CASH FLOW FROM OPERATING ACTIVITIES	**239**	455	
GROSS ASSETS	**4,001**	3,873	
FUNDS EMPLOYED	**2,837**	2,738	
LIABILITIES	**2,146**	2,096	
NET DEBT	**983**	961	
CAPITAL EXPENDITURE (including acquisitions)	**295**	152	
EMPLOYEES	**11,593**	13,572	(14.6)
SALES PER EMPLOYEE, $ MILLION	**0.28**	0.30	(6.6)
NET TANGIBLE ASSET BACKING, $ PER SHARE	**2.89**	2.78	
EBITDA* MARGIN ON SALES, %	**13.8**	14.0	
EBIT* MARGIN ON SALES, %	**8.0**	9.0	
EBIT* RETURN ON FUNDS EMPLOYED, %	**9.2**	13.2	
RETURN ON EQUITY, %	**8.3**	9.5	
GEARING (NET DEBT:EQUITY), %	**53**	54	
GEARING (NET DEBT:EQUITY PLUS NET DEBT), %	**35**	35	
INTEREST COVER, TIMES	**4.3**	3.7	
EARNINGS PER SHARE, ¢	**27.0**	29.7	
DIVIDEND PER SHARE, ¢	**18.0**	18.0	

* Excludes profit/(loss) on disposal and restructure of businesses.

Note: Results and commentary in this Annual Review for prior corresponding period are based on pro-forma accounts (which reflect the effects of the demerger from Origin Energy Limited which occurred in February 2000) and have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

CALENDAR OF SIGNIFICANT EVENTS

AUGUST 2000 Boral announces a net profit for the year ended 30 June 2000 of $169 million.

The Boral Olympic Dream Pathway officially opens at the Sydney 2000 Olympic Games.

Boral sells its Tasmanian woodchip operation to Gunns Limited for $72.5 million.

A major softwood joint venture between Boral Timber and New Zealand-based Carter Holt Harvey officially opens.

Boral announces its US subsidiary, Boral Bricks, has become a founding member of the BuildNet E-Building Exchange, a US e-commerce alliance.

SEPTEMBER 2000 Boral sells the remaining assets of its Melocco dimension stone business for $8 million.

OCTOBER 2000 Boral sells its aluminium extrusion and distribution businesses to Crane Group Limited.

NOVEMBER 2000 Boral's Annual General Meeting is held in Sydney.

DECEMBER 2000 Boral acquires control of Alsafe Premix Concrete, the second largest independent concrete operator in Melbourne.

Boral announces that it will cease plasterboard production from its manufacturing plant at Gilman in South Australia.

Boral and CSR initiate e-commerce joint venture.

FEBRUARY 2001 The Lafarge Boral Plasterboard JV announces plans to build a plasterboard plant in South Korea to meet the growing demand in the region.

Lafarge and Boral announce intentions to acquire 71% of Siam Gypsum in Thailand.

Boral announces a net profit up marginally by 0.5% to $92 million for the half year ended 31 December 2000.

MAY 2001 Boral announces the closure of its Grafton timber mill in New South Wales due to a major downturn in the industry.

JUNE 2001 Boral announces the intention to acquire the NSW independent concrete producer, Concrite.

Boral secures early land sales from its Greystanes Estate Development Project in western Sydney.

AUGUST 2001 Boral completes the sale of its Tumbarumba sawmill to Queensland-based Hyne & Sons Pty Ltd.

The Lafarge Boral Plasterboard JV completes the acquisition of 71% of Siam Gypsum. The acquisition brings Boral's shareholding in the JV to 43.6%.

Boral announces a full year profit of $153 million in difficult trading conditions.

Acquisition of Concrite completed.

The Greystanes Business Hub is officially opened by the Premier of NSW.



KEN MOSS
CHAIRMAN

CHAIRMAN'S

Boral delivered a sound performance this year in difficult trading conditions. Boral's net profit after tax of $153.4 million was 9% lower than the prior year.

Despite the challenges of a 22% cyclical decline in activity in Australia and a 7% decline in our US markets, we have performed strongly over the last 12 months. We have also grown our businesses in Australia, Asia and the USA.

We intend to Perform and Grow around our leading reserve and market positions and in so doing build shareholder value.

Boral has a number of significant competitive advantages, which are our foundations for future performance and growth:

- Boral has a strong resource base, with large, secure and strategically located reserves and strong skills in natural resource-based manufacturing.
- Boral has leading positions in building and construction materials markets in Australia, the USA and Asia.
- Boral has experienced people who are committed to operational excellence.
- Boral produces quality products and services and has strong relationships with a broad range of customers.
- Boral has a sound and strengthening financial position.

DELIVERING IMPROVED SHAREHOLDER VALUE

Boral's returns to its shareholders are improving.

From the first week's average share price of $2.28 in February 2000, following the demerger, through to the end of August 2001, Boral's share price increased by 52%. This is substantially above the performance of the Australian All Ordinaries (2.9%) and All Industrials (1.4%) indices over the same period.

We benchmark Boral's performance against 49 Australian peer companies, specifically in terms of capital returns and dividends.

Since the demerger, the combined capital growth, dividend yield and franking benefits has resulted in an annualised total shareholder return (TSR) of 39.5% (to 31 August 2001). This performance ranks Boral in the top half of a benchmark reference group of 49 leading companies.



ROD PEARSE
MANAGING DIRECTOR AND CEO

CHIEF EXECUTIVE REVIEW

We intend to Perform and Grow around our leading reserve and market positions and in so doing build shareholder value

A final year dividend of 9.0 cents per share has been declared, which is equal to the final dividend last year. This maintains the full year dividend at 18.0 cents per share. The dividend will be 35% franked, which compares with the unfranked dividend last year.

Boral has returned a dividend yield of 8.1% for the twelve months to 30 June 2001.

Boral will operate a dividend reinvestment plan (DRP), at market values, as part of the final dividend distribution for FY2001. We recognise that many shareholders value the opportunity of being able to increase their shareholding by way of reinvestment plans and the DRP will provide Boral with capital for future growth.

We are striving to continue to deliver strong returns for our shareholders and improve the financial performance of the company.

Our financial objectives are to:

- Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle. Whilst Boral has delivered returns in excess of WACC at the top of the cycle, there is much to be done to achieve this level of returns on a sustainable basis through the cycle.
- Deliver better financial returns than the competition in comparable markets. Boral is outperforming the competition in three key markets – in the US brick market, in Australian construction materials and in plasterboard in Asia. We need, however, to significantly improve returns in other segments.
- Deliver superior total shareholder returns. Boral has achieved a superior TSR since the demerger.

Perform...
The 2000/2001 financial year was a difficult year for Boral. In Australia, where Boral earns approximately three-quarters of its revenues, market demand for our products fell sharply due to a significant decline in housing and construction activity. The sharpness of the downturn was unprecedented.

Compared with the prior year, the value of work done in new dwelling construction declined by 27%. The alterations and additions market

BORAL'S STRATEGY IS TO PERFORM AND GROW AROUND ITS LEADING RESERVE AND MARKET POSITIONS


USA
• Bricks #1
• Roof tiles #1
• Fly ash #2
ASIA
• Plasterboard
Indonesia #1
Malaysia #1
China (east) #1
Korea #1
Thailand #1
The Philippines #1
• Concrete
Indonesia #1
AUSTRALIA
• Cement #1
• Quarries #1
• Bricks #1
• Masonry #1
• Concrete #1
• Asphalt #2
• Roof tiles #2
• Plasterboard #2

* Asian plasterboard and US concrete roof tiles in joint ventures with Lafarge.

CHAIRMAN & CHIEF EXECUTIVE REVIEW

alterations and additions market declined by 26% and the non-dwelling construction market fell by 17%. Work carried out on roads, highways and subdivisions also fell by 17% year on year.

In the USA, building activity in Boral's brick markets declined by around 7% and a severe and prolonged winter in the eastern states also reduced activity levels.

Significant cost increases in petroleum-based fuel, bitumen and natural gas supplies had a negative impact on Boral's Australian Construction Materials and US operations in particular.

Boral's underlying profit after tax (before profit from disposal of businesses) of $127.0 million was 33% below last year.

Boral's net profit after tax and minorities of $153.4 million for the year to 30 June 2001 decreased by 9.1% compared with the prior year.

Our strong focus on inventory management, operational improvement, overhead cost reduction, capital management, pricing disciplines and portfolio reshaping allowed us to achieve a sound performance in difficult trading conditions.

Also positively impacting the result was the significant performance turnaround from our Asian operations. In particular, the Asian plasterboard joint venture with Lafarge reported a good result in its first year of operation, with Boral's share of the profit being $2.8 million. During the period, Boral's share of the JV increased from 27% in June 2000 to 43% just prior to year-end. Boral will grow its share of the JV to 50% over the next two years.

Whilst trading conditions were particularly poor during the period, it is pleasing to say that we have been able to deliver better than expected returns for our shareholders at the bottom of the cycle. We are well placed to deliver improved returns as the upturn in the building cycle gathers momentum.

Boral's safety performance continued to improve during the year, with the frequency of employee lost time injuries (per million work hours) averaging 4, compared with 8 for the prior year.

GROWTH ACTIVITIES COMPLETED OR COMMITTED TO DURING 2000/2001 FINANCIAL YEAR

- US$20 million investment in the US brick business, including a new clay paver plant and a moulded brick production line.
- MonierLifetile* expansion initiatives of US$17 million, including acquisition of a plant in Missouri, construction of a plant in Mexico, and purchase of land in Colorado for a new manufacturing site.
- Acquisition of 71% of Siam Gypsum's plasterboard operations in Thailand*.
- US$57 million investment in a 30 million m² plant to supply growth in the South Korean plasterboard market*.
- Acquisition of Concrite's twelve concrete plants in Sydney and the NSW southern highlands.
- Acquisition of Alsafe Concrete's five concrete plants in growth corridors around Melbourne.
- Acquisition of the Transfield asphalt manufacturing operation in western Sydney.
- 40% increase in lime capacity in the Marulan lime kiln in NSW.
- $25 million investment in the upgrade program for the Oberon softwood mill, bringing Boral's share of the JV with Carter Holt Harvey to 50%.
- $5 million investment in capacity and new technology in the Koolkhan hardwood timber mill.
- Launch of a new Home Improvement business in Australia.
- A joint venture with CSR Limited to investigate the establishment of a joint e-commerce hub across the Australian building and construction industry.

* In joint ventures with Lafarge.

Whilst we are encouraged with this improvement, we are not content with our current performance. We need to improve our safety systems, to reduce further the number of incidents and accidents that occur on our sites and to be more effective in rehabilitation.

Beyond compliance, Boral embraces the principles of sustainable development. To further our progress, we have developed a Boral Sustainability Self Diagnosis Tool to determine the sustainable development status of each business and to assist in the establishment of improvement targets and plans.

...and Grow

At the announcement of the demerger in October 1999, we said we would divest $400 million of businesses to strengthen our balance sheet and to increase our portfolio focus. By 31 December 2000, this divestment target had been exceeded and debt was reduced by 40%. This has enabled us to strengthen our balance sheet and to fund our growth initiatives.

During the year ended 30 June 2001, growth and acquisition capital expenditure totalled $191 million, compared with $52 million in the prior year. In addition, a further $120 million of investments were committed. A table on "Growth activities completed or committed to during 2000/2001 financial year" appears above.

Over the past three years, considerable work has been undertaken to develop a new earnings stream, focused on a whole of life approach to resource management.

The objective of the Quarry End Use (QEU) business unit is to maximise the value inherent in quarry and clay assets as they reach the end of their useful resource lives. Major activities currently underway or proposed as part of QEU include:

- Land development of the 334-hectare Greystanes Estate, in western Sydney.
- Construction of urban lands on the eastern flank of the Penrith Lakes Development Corporation (PLDC), in western Sydney.

THE VOLUME DECLINE IN AUSTRALIA, AND ENERGY AND FUEL-RELATED PRICE INCREASES, SIGNIFICANTLY IMPACTED ON EARNINGS DURING THE YEAR. STRONG FOCUS ON OPERATIONAL COST SAVINGS AND DISCIPLINED PRICING, TOGETHER WITH THE BENEFITS OF PORTFOLIO RESHAPING, OFFSET SOME OF THE NEGATIVE IMPACTS DURING THE PERIOD.


FY00 EBIT
VOLUME
PRICE
SHUTDOWN COSTS
FUEL AND ENERGY
OTHER COSTS
OPERATION SAVINGS
PORTFOLIO CHANGES
FX AND OTHER
FY01 EBIT

- Development of opportunities to maximise value of the Moorebank brick site, in south-west Sydney.
- Development of a successful landfill business at Boral's Deer Park quarry site in Victoria.

The QEU business reported a maiden pretax profit of $24.3 million for the financial year 2001.

Looking back, we have achieved a great deal over the last year – delivering a sound performance in tough conditions and taking strategic and value adding growth steps.

We would like to congratulate our employees for their efforts and commitment. Their dedication and contribution are the foundations on which our improved performance is based.

OUTLOOK

Boral's sales volumes to building and construction markets in Australia were substantially lower in the June half of 2001 than in the prior year and appear to represent the bottom of the Australian building cycle.

There are very encouraging signs of demand improvements in the Australian housing sector, supported by a lower interest rate environment and the impact of the Australian Government's $14,000 First Home Owner's Grant. If the recovery of new house sales and approvals is sustained this should lead to a significant upturn in Australian Building Products' sales volumes to the housing sector in the second half of FY2002.

The Australian Construction Materials' markets are likely to be flat through FY2002. Sales to housing markets should improve but sales to the non-dwellings and roads, highways and subdivision markets are expected to fall.

The outlook for US residential construction remains tied to the near term performance of the US economy. Continuing declines in capital spending and manufacturing utilisation, and the consequent increases in unemployment, have all had a dampening effect on the economy but this has not significantly impacted on residential construction and new home inventories remain at 18-year

POSITIVE AND NEGATIVE IMPACTS DURING THE YEAR

- **Volume:** Volume reductions were significant during the period, for example, quarry volumes were down 20%, concrete volumes were 15% lower than the prior year, and bricks in Australia were down 30% and in the USA were 11% lower.
- **Price:** Despite the cyclical downturn, prices held better than in previous downturns.
- **Shutdown costs:** To avoid the build-up of excess inventory and the consequent investment in working capital temporary closures and shift reductions at many plants took place. The resulting under-utilisation of capacity had a significant short-term cost impact of around $7 million.
- **Fuel and energy:** The net impact of fuel and bitumen cost increases on Boral's Australian Construction Materials division was $25 million and, whilst the USA division recovered a large part of its increases, natural gas energy costs rose by US$15 million during the year.
- **Other costs:** Ongoing supply cost increases and wage rises impacted on the EBIT line.
- **Operational savings:** $75 million of "step change" cost reductions were delivered, made up of $48 million in overhead cost savings and $27 million of operational cost improvements. These step change programs were on top of the Performance Enhancement Program (PEP) initiatives, which reduced the compressible cost base by 3%.
- **Portfolio changes:** The major gain during the year from portfolio reshaping was a $15.4 million turnaround in Asia. The new Asian Plasterboard joint venture with Lafarge delivered a $2.8 million profit for Boral.
- **Exchange rate impacts:** A $15 million favourable US exchange rate impact was reported during the period.

lows. The prospect of further interest rate reductions combined with tax relief may avert any significant downturn in activity. However, should the US economy slow further it is doubtful that residential construction will remain immune from the slowdown in the rest of the economy.

Overall, Boral's sales revenues for FY2002 are currently anticipated to be relatively flat compared to FY2001.

Whilst revenues are expected to be flat, Boral's underlying net profit after tax (ie. before profit from disposal of businesses) for FY2002 is expected to be stronger than in FY2001, particularly in the June half. This improvement is anticipated due to a stronger performance from businesses supplying the Australian housing market, the full year contribution of Boral's stronger position in plasterboard in Asia and the benefits flowing from the company's operational and growth initiatives.

Beyond FY2002, market forecasters have projected good growth in Australian building and construction markets until 2005/2006 and our US and Asian markets should remain strong.

We are looking forward to the years ahead as our markets strengthen and we deliver further on our Perform and Grow strategy for the benefit of all of Boral's stakeholders.

KEN MOSS
CHAIRMAN

ROD PEARSE
MANAGING DIRECTOR AND CEO


ASPHALT
TRANSPORT
QUARRY END USE
CONTRACTING
CEMENT DIVISION
QUARRIES
CONCRETE

Construction Materials
2000/2001 Revenue Split


ROOF TILES
CONSTRUCTION MATERIALS
BRICKS

USA
2000/2001 Revenue Split


BRICKS
ROOF TILES
MASONRY
WINDOWS
TIMBER
PLASTERBOARD

Building Products
2000/2001 Revenue Split

CONSTRUCTION MATERIALS



CONSTRUCTION MATERIALS: Australian quarries, concrete, asphalt, cement, transport, scaffolding, concrete placing, recycling, contracting, quarry end use, and Indonesian concrete.

Year ended 30 June	2001	2000	% Change
SALES REVENUE, $M	1,555	1,769	(12)
EBITDA, $M	210	267	(21)
EBIT, $M	115	167	(31)
DIVISIONAL CASH FLOW, $M	151	262	(42)
CAPITAL EXPENDITURE*, $M	72	58	22
FUNDS EMPLOYED, $M	1,283	1,221	5
EBITDA RETURN ON SALES, %	13.5	15.1	
EBIT RETURN ON SALES, %	7.4	9.4	
EBIT RETURN ON FUNDS EMPLOYED, %	9.0	13.7	
EMPLOYEES	5,323	5,521	(4)
SALES REVENUE PER EMPLOYEE, $M	0.29	0.32	

* Including acquisitions.

USA



USA: Bricks, clay and concrete roof tiles, fly ash, concrete admixtures.

Year ended 30 June	2001	2000	% Change
SALES REVENUE, US$M	402	413	(3)
EBITDA, US$M	76	82	(7)
EBIT, US$M	53	61	(13)
DIVISIONAL CASH FLOW, US$M	37	51	
CAPITAL EXPENDITURE*, US$M	32	34	
FUNDS EMPLOYED, US$M	370	342	
SALES REVENUE, A$M	753	662	14
EBITDA, A$M	144	132	9
EBIT, A$M	99	98	2
DIVISIONAL CASH FLOW, A$M	68	82	(17)
CAPITAL EXPENDITURE*, A$M	60	54	12
FUNDS EMPLOYED, A$M	728	572	27
EBITDA RETURN ON SALES, %	19.0	19.9	
EBIT RETURN ON SALES, %	13.1	14.7	
EBIT RETURN ON FUNDS EMPLOYED, %	13.6	17.0	
EMPLOYEES	2,305	2,331	(1)
SALES REVENUE PER EMPLOYEE, A$M	0.33	0.28	

* Including acquisitions.

BUILDING PRODUCTS

BUILDING PRODUCTS: Australian bricks, masonry, roofing, windows, timber, Australian and Asian plasterboard.

Year ended 30 June	2001	2000	% Change
SALES REVENUE, $M	963	1,438	(33)
EBITDA, $M	111	177	(37)
EBIT, $M	66	118	(44)
DIVISIONAL CASH FLOW, $M	59	182	(68)
CAPITAL EXPENDITURE*, $M	154	33	374
FUNDS EMPLOYED, $M	983	907	8
EBITDA RETURN ON SALES, %	11.5	12.3	
EBIT RETURN ON SALES, %	6.9	8.2	
EBIT RETURN ON FUNDS EMPLOYED, %	6.7	13.0	
EMPLOYEES	3,780	5,554	(32)
SALES REVENUE PER EMPLOYEE, $M	0.25	0.26	

* Including acquisitions.



CONSTRUCTION MATERIALS

The Construction Materials reporting segment consists of Boral's Australian Construction Materials and Cement divisions. Boral holds the number one quarrying position in Australia and shown here are operations at the Prospect Quarry in New South Wales.



EMERY SEVERIN
EXECUTIVE GENERAL MANAGER
AUSTRALIAN CONSTRUCTION MATERIALS



"Our purpose remains to build on our customer relationships and maintain our strong market positions; work our assets hard and uplift value as quarries near end-of-life; continue to deliver on operational improvement and focus on margin management; and provide efficient logistics solutions."

AUSTRALIAN CONSTRUCTION MATERIALS

THE BUSINESS

Australian Construction Materials employs around 3,500 people in quarry, concrete, asphalt, transport and contracting operations throughout Australia. The businesses operate with a regional focus to service local markets.

Quarries

Boral is the leading quarry operator in Australia with over 100 quarries, sand pit and gravel operations. These operations produce concrete aggregates, crushed rock, asphalt and sealing aggregates, road base materials, sands and gravels.

Quarry End Use

This new business unit will focus on realising high value and appropriate end uses for quarry properties and other Boral land assets that are nearing the end of their extractable resource lives. Some examples are the value adding being achieved through commercial and residential property development at the Greystanes Estate in western Sydney and the landfill operation in Deer Park in western Melbourne.

Concrete

The division operates over 200 premix concrete plants producing a wide range of mixes in metropolitan and country areas throughout Australia.

Asphalt

Boral is a national supplier of asphalt with over 35 plants producing asphalt and other materials for surfacing and maintenance of road networks.

Transport

With a company owned fleet of around 500 vehicles, the company's bulk transport fleet provides transport and logistics solutions to complement Australian Construction Materials' products. Boral Transport also provides services to Boral's Clay and Concrete Products division, Boral's Cement division, the coal industry and other external bulk materials and freight markets. A fleet of both company and sub-contractor vehicles is used as well as rail logistics to service customer needs.

Contracting

A national contract crushing business is run from a base in South Australia as well as a contract mining business in Western Australia.

THE MARKET

Market volumes declined sharply last year. Volumes fell gradually in the first quarter, but then rapidly deteriorated from October onwards. This decline was caused by a 27% downturn in dwelling construction, and a 17% decline in both non-dwelling construction and roads, highways and sub-divisions segments.

PERFORMANCE

There has been a concerted effort to improve safety performance and return to the long-term improvement trend. The lost time injury rate has been improved by 100% this year to an LTIFR of 6.

Overall sales revenues were down by 11% and the downturn was felt across all key operations. Margins were maintained in the quarries, asphalt and transport businesses through disciplined price management. Intense competition in the concrete business, including the presence of new entrants in Sydney and Melbourne, saw deterioration in prices and margins in these large metropolitan concrete markets.

The division delivered over $20 million in operating cost improvements. Selling and general administration costs were also reduced by over 15%.

Step change programs continue to be successfully implemented with the commencement of new initiatives in the Sydney metropolitan quarry business and metropolitan concrete businesses in Melbourne and Brisbane.

Profitability was severely affected by the escalation of diesel fuel and bitumen costs in line with world hydrocarbon and shipping costs, and also the falling Australian dollar. Whilst some of these costs have been recovered through hedging strategies, rise and fall contracts and price increases, the net impact of these cost increases was $25 million.

Most businesses performed to expectations given the market conditions. After signalling difficulties in the contracting and asphalt businesses last year it is pleasing to report that the Victorian asphalt business has been turned around and recorded strong operating results. However, market conditions have made it difficult to deliver a satisfactory return from the Western Australian asphalt business. A strategic review and restructuring of the business should see it turn around in the coming year.

The contract mining operation has performed strongly this year. The contract crushing business continues to underperform and significant effort is being focused on lifting underlying performance.

Restructuring of the coal industry has brought about significant change in Boral's New South Wales Hunter Valley transport business and associated logistics operations. This business, complemented by the company's bulk materials and rail logistics capabilities, is being realigned to meet the industry's new needs.

The division participated in quarry industry rationalisation through toll crushing agreements, which includes sharing plant capacity at Bacchus Marsh in western Melbourne with Hanson Australia. Benefits include reduced unit operating costs and capital expenditure. Boral is continuing to pursue other significant production rationalisation opportunities this year.

Quarry stock management has been improved, boosting the division's working capital position by focusing on selling the mix of material produced and drawing down existing inventory. Good credit control has also contributed to a strong cash flow position.

The concrete delivery systems support project continues to be developed including innovative business-to-business e-commerce solutions.

A successful sales and marketing training program implemented in the concrete business has been extended to the quarry operations. A division-wide margin management step change program has been initiated to ensure the best returns are being extracted from these highly competitive industries.

GROWTH

Some key acquisitions were made during the year, strengthening the division's position in core markets. Transfield's asphalt plant in western Sydney was purchased along with an agreement to supply asphalt to Transfield's maintenance operations.

The Victorian Alsafe Concrete business was acquired which complements Boral's operations and adds around 5% market share in the Melbourne metropolitan market.

In June 2001, the purchase of Concrite was announced with the acquisition completed in August. Concrite is the leading independent concrete producer in Sydney and operates six metropolitan concrete plants located on growth corridors around Sydney and six plants in the Southern Highlands and Wollongong. The Concrite plants will add around 11% market share in the Sydney metropolitan market.

Both these concrete businesses are expected to contribute positively to earnings next financial year and will be operated as second brands.

The new Quarry End Use (QEU) business unit delivered a maiden pretax profit of $24 million.

As part of the QEU operations, Boral has continued to grow its Landfill operations in Melbourne's western suburbs and is in the process of pursuing similar opportunities in other states.

Development of the Greystanes Estate, a 334-hectare property to the west of Sydney, and the site of Boral's Prospect Quarry, is on schedule and the first transactions were completed this year. Further sales of industrial land, the shopping precinct and the first of the residential lands should be made in FY2002.

OUTLOOK

Housing activity in Australia is expected to improve but non-dwelling and roads and highway project activity is expected to be flat through FY2002.

Continued focus on cost reduction, including implementation of existing and new step change programs, is expected to achieve similar savings to the current year.

Quarry End Use activities such as the development of the Greystanes Estate will again contribute significantly to the earnings of the division. A number of other quarry end use opportunities, currently under consideration, will add to profits in future years.


BLUE CIRCLE

BCSC SUPPLIES THE CONSTRUCTION INDUSTRY AND RETAIL HARDWARE MARKET WITH BAGGED CEMENT AND PACKAGED CONCRETE MIXES, MORTARS AND GROUTS MANUFACTURED THROUGH BCSC'S PACKAGED PRODUCTS DIVISION.

PHIL JOBE
EXECUTIVE GENERAL MANAGER
CEMENT DIVISION



"Our strategy is to secure and develop strong market positions supported by large strategically placed reserves and lower cost operations and to expand through organic growth and bolt on acquisitions."

CEMENT

THE BUSINESS

Boral's Cement division comprises Blue Circle Southern Cement, the company's 50% interest in Sunstate Cement and Fly Ash Australia, Boral Formwork and Scaffolding, PT Jaya Readymix (Indonesia) and the De Martin & Gasparini concrete placing business.

Blue Circle Southern Cement (BCSC)
BCSC is a leading Australian cement producer with manufacturing operations in the most populated eastern states. There is a one million tonne dry process kiln and a 500,000 tonne wet process kiln at Berrima, NSW, a 550,000 tonne dry process kiln located on extensive raw material reserves at Waurn Ponds in Victoria and a 300,000 tonne off-white cement kiln at Maldon, NSW. To facilitate distribution, BCSC has a grinding plant at Kooragang, NSW, a network of depots in NSW and Victoria and a large transport fleet.

The company is a major lime producer and a large producer of limestone from its substantial reserves at Marulan in NSW. BCSC also produce a range of bagged cement products.

BCSC's Sunstate Cement operates two cement mills at Fisherman's Island servicing the Brisbane and Southeast Queensland cement markets.

Boral Formwork and Scaffolding
Boral is one of three major participants in the Australian formwork and scaffolding industry. It provides engineered solutions for the construction industry.

PT Jaya Readymix
PT Jaya Readymix is the largest supplier of premixed concrete in Indonesia. It also manufactures quarry products and produces kerb and guttering for the Jakarta market. The company currently operates 20 batch plants and over 200 agitators.

De Martin & Gasparini (DMG)
DMG is a specialist concrete placing business servicing the construction industry, predominantly in the Sydney market.

THE MARKET

Demand was reduced by around 25% in SE Qld, 15% in NSW and 8% in Victoria, following the demand surges of the pre-GST period and the Sydney Olympics. Import volumes decreased as the value of the Australian dollar fell, allowing for price increases in some market segments.

The anti-dumping case being conducted through the Cement Industry Federation is taking longer than expected resulting in price suppression. Strong growth in lime demand has justified the investment in a 40% capacity upgrade of the Marulan Lime Kiln. Demand has been tempered by the impact of the housing downturn on sales to the steel sector.

Demand for formwork and scaffolding weakened. Imports, driven by tax minimisation schemes, depressed utilisation and prices. Concrete placing volumes and prices have stabilised following the post-Olympic slump.

PERFORMANCE

BCSC's operations performed credibly. As volumes declined, production was concentrated on lowest cost operating units, minimising the impact of price declines and volume impacts on production costs. In May the Waurn Ponds' site achieved a new record for own produced cement tonnes dispatched.

The lime kiln upgrade at Marulan was successfully completed with the kiln's performance exceeding expectations. Increased production has enabled BCSC to maintain its share of a growing market.

Costs continue to be taken out of the Boral Formwork and Scaffolding and DMG operations. Cost reductions achieved were not enough to offset the reduced volumes during the year.

Indonesian Concrete operations increased production capability to meet the first half demand surge. Operating efficiencies have improved with the business now achieving positive earnings.

GROWTH

BCSC is well positioned to meet the steady growth in demand for cement.

Lime manufacturing capability has been increased substantially to meet the growing market.

The Indonesian concrete operations have recovered and Boral's Asian presence provides growth opportunities from its established operations in Jakarta, Surabaya and Central Java. The company's modest quarry position will provide the opportunity for integrated growth as new reserves are secured.

OUTLOOK

The Australian Cement business is currently at the bottom of the demand cycle, which is expected to make a modest recovery this year.

Recovery of the Indonesian concrete market is expected to continue.



BUILDIN

The Building Products reporting segment consists of Boral's Clay and Concrete Products, Plasterboard and Timber divisions. Illustrated here are the large format Stoneworks pavers (limestone finish) developed and launched by Boral Masonry for the landscaping market. These unique hand made pavers are designed to reflect the beauty of natural stone combined with the durability and flexibility of masonry.

RORY DEAVIN
EXECUTIVE GENERAL MANAGER
CLAY AND CONCRETE PRODUCTS



"Our purpose is to be a value-driven supplier of a broad range of walling, roofing and hard landscaping solutions to the Australian New Residential, Commercial and Home Improvement building segments."

CLAY AND CONCRETE PRODUCTS

THE BUSINESS
The Clay and Concrete Products division employs over 1,700 people across 27 manufacturing sites around Australia. Over the past year a major reorganisation of the business has taken place.

A new Operations Group has been created to apply "best practice" across all manufacturing and supply chain activities.

The sales and marketing activities of the East Coast Brick and Roofing businesses have been merged into a New Residential business aimed at providing walling, roofing and hard landscaping solutions to that segment.

The Masonry business will provide these same solutions to the Commercial segment. It will also provide hard landscaping solutions through direct and indirect channels to the Consumer and Trade segments. In Western Australia a regional replica of the national business is being developed.

THE MARKET
Product demand is largely dependent on new dwelling commencements. Following the introduction of the GST in July 2000, dwelling commencements in Australia plunged by 34% to 113,000. Demand held up reasonably well through the first quarter with a significant number of housing starts from the previous year being completed, but the subsequent three quarters were very weak. Commencements were at their lowest level since 1982/1983.

Demand in both non-residential construction and alterations and additions, which are the major sectors served by the Masonry business, also declined by 17% and 26%, respectively.

The extension of the Federal Government's First Home Owner's Grant for new homes in March and the subsequent rush on builders came too late to affect demand in FY2001.

PERFORMANCE
The sharp drop in dwelling commencements made this a particularly difficult year. The resulting decline in sales volumes reduced sales revenues by 27%. A rigorous capacity and inventory management program was introduced, involving the temporary closure or mothballing of 10 of Boral's 20 brick kilns in Australia. Reduced shifts were also implemented at many plants to avoid the build-up of excess inventory. These actions, which had a positive impact on inventory management, had the adverse effect of increasing production costs. Diligent price management avoided the downward spirals that have been a feature of past slowdowns.

DEVELOPMENT AND GROWTH
The depressed market has been used as an opportunity to implement a number of initiatives to improve future performance.

Employee safety is paramount and a concerted effort has been made to instill a "zero injury" culture. This has seen a 60% reduction in the lost time injury frequency rate over the past year. Reducing the injury frequency rate is not only a moral responsibility, but will also result in financial benefits through lower future workers' compensation premiums.

A comprehensive Sales Excellence Program has been implemented based on detailed review of all sales activities and competencies. This program will result in more focused, professional and effective sales teams. An Operations Excellence Program is being progressively rolled out across all manufacturing sites to ensure manufacturing assets are used most effectively. The structured process being followed will result in cost reduction and improvement ideas which, when implemented over the next two years, will significantly reduce manufacturing costs.

Finally, a new business has been launched aimed at taking advantage of the continuing growth in the home improvement market. This business requires little capital investment and offers non-structural home improvements delivered by Boral, a trusted and reliable supplier.

OUTLOOK
The outlook for the coming year is positive. The $7,000 addition to the First Home Owner's Grant for new homes early in the year, coupled with a more favourable interest rate environment, resulted in a significant boost to builders' sales across all segments of the market. Dwelling commencements are expected to increase during the year and this lift in demand, together with the benefits flowing from improvement programs, should boost operating profits.

PETER BOYD
EXECUTIVE GENERAL MANAGER
TIMBER



"The restructure of the Timber portfolio to focus on delivering value-added products and driving operational efficiencies will provide Boral Timber with a strong platform for further performance improvement and value creation across the business."

TIMBER

THE BUSINESS

Boral Timber produces a range of plywood, hardwood and softwood timber products and exports hardwood woodchips.

Hardwood

This business operates primarily from northern NSW with an increasing focus on producing flooring products for the domestic and export markets.

Boral Timber operates a total of four green mills and five dry plants in NSW.

Softwood

Following a major softwood joint venture with Carter Holt Harvey (CHH), Boral's softwood plantation reserves are being integrated with CHH's Oberon production facilities. This will result in a world-class mill able to process more than 550,000m^3 of plantation softwood annually. The softwood mill at Tumbarumba was sold to Hyne & Son in August 2001.

Plywood

Boral Hancock plywood at Ipswich in Qld is Australia's leading plywood producer.

Woodchips

Boral exports small quantities of woodchips processed from sawmill waste, forest residues and plantation stock from the hardwood operations in northern NSW.

THE MARKET

Timber operations have been running at below capacity conditions due to decreased housing starts. However, despite weak demand, Boral has improved its position in key markets and has built a solid base for improvement when the expected upturn occurs.

As reported last year, reduced availability of hardwood resource in Queensland prompted Boral to sell its hardwood assets at Nandroya, Cooroy, Eidsvold and Theodore, to the Queensland Government.

The Nandroya and Cooroy mills closed during the year and the Eidsvold and Theodore mills will close by June 2002. Weak market conditions forced the closure of Boral's Grafton mill in May 2001 and the Tasmanian woodchip business was sold for $72.5 million in September 2000.

PERFORMANCE

Sales decreased by 36% due to the housing downturn and disposal of the Tasmanian woodchip business.

Strong cost containment initiatives have seen overhead costs reduce significantly.

Operating profit (excluding Tasmania) was reduced but by less than expectations despite the significant decline in sales revenue.

This result was achieved in an environment of continued supply constraints in the native hardwood business and a highly competitive pricing environment for softwood and plywood.

DEVELOPMENT AND GROWTH

The $25 million upgrade of the softwood joint venture manufacturing facility at Oberon is underway and should be fully operational by December 2001.

A $5 million upgrade of Boral's Koolkhan hardwood mill, near Grafton, NSW will be completed next January, allowing the company to maximise returns from allocated wood supply resources.

Installation of a new $500,000 flooring processing line at the Murwillumbah plant in NSW has enabled a shift in product mix from dry structural timber to flooring. New export markets in China, Germany, Hungary and Denmark are under consideration as potential extensions to the growing USA export business.

The joint Commonwealth and NSW Government's North Eastern Regional Forestry Agreement (RFA) has helped to secure Boral's long-term viability in the industry and was a major factor in the decision to proceed with the Koolkhan upgrade. It has also secured the long-term future of the woodchip export business in Newcastle. Boral is still pursuing its claim for Business Exit Assistance (BEA) under the Forestry Industry Structural Adjustment Program (FISAP) after closing seven mills and one board plant in NSW over four years ago.

OUTLOOK

Improved market conditions, manufacturing performance and increased exports should see the business deliver an improved performance in the coming year. Upgrades at the Oberon and Koolkhan mills will reduce manufacturing costs and enhance profitability for the business.

The division is investigating product opportunities created by changing building trends, particularly in the medium density housing segments.

Hardwood export sales continue to improve and the new markets being explored should expand the sales base beyond Australia and the USA.

ROSS BATSTONE



"Success in lowering costs across the supply chain, improved products, new building systems, technical support and the ease with which customers can work with us is helping Boral to profitably meet customer needs in Australia. Our JV investment in Asia provides an exciting growth platform."

PLASTERBOARD

THE BUSINESS

The Australian Plasterboard business specialises in the manufacture, distribution and installation of plasterboard-based wall and ceiling lining systems for its national customer base of resellers, interior linings contractors and builders.

These activities are supported by:

- Plasterboard, jointing compound and cornice manufacturing plants located in Queensland, New South Wales and Victoria.
- An integrated national network of over 40 "one stop" specialist trade stores.
- Australia's largest residential wall and ceiling installation service.

Boral is also a 50% shareholder in Australia's leading suppliers of gypsum (Gypsum Resources Australia) and metal framing for use in wall and ceiling lining systems (Rondo Building Systems).

Boral holds a 43% shareholding in Lafarge Boral Gypsum in Asia, the leading producer of plasterboard in Asia (outside Japan) and market leader in most countries in which it operates, including South Korea, Malaysia, Indonesia, Thailand and the Philippines. The JV has growing sales of over A$350 million supported by 270 million m^2 of plasterboard capacity, four specialist ceiling tile plants, a metal roll forming mill and 150,000 tonnes of production capacity for jointing compounds and industrial plasters, all supporting well established distribution networks across the region.

THE MARKET

Demand for plasterboard in Australia fell heavily with the cyclical downturn in residential building.

Volumes for the six months to December 2000 and June 2001 were down around 14% and 32%, respectively, compared to the prior periods. Plasterboard imports, accounting for around 2% of the Australian market, were contained by the fall in the Australian dollar.

In contrast to Australia, plasterboard demand in most Asian markets grew strongly.

PERFORMANCE

Boral responded to the market downturn in Australia by temporarily closing its South Australian plant and reducing rosters in its Qld and NSW plants. This contained inventory levels, ensuring output remained well matched to sales.

A new distribution facility was installed at the Port Melbourne plant to improve product flow and service levels.

A cut of $10 million in structural expenses further reduced overheads and helped contain unit costs despite declining volumes. In most sales regions rigorous price disciplines resulted in prices being either held or improved despite the downturn.

The ClassiCove decorative cornice range achieved record sales, aided by the release of three new profiles. PartiWall and OutRwall building systems were released, targeting fire rated residential and industrial applications.

Overall, these improvements to the Australian business did not offset the impact on margins from lower sales volumes caused by the severe downturn. The Australian business is well placed to respond to future growth.

Boral's plasterboard activities in Asia were conducted within its JV with Lafarge. This business was profitable at the net profit level, a major turnaround compared to losses recorded by Boral prior to the JV's formation.

Key factors were continued growth in South Korea, restructuring in China and improvements in Malaysia and Indonesia where exports to the Philippines and to Middle East markets buoyed the results. Plasterboard sales volumes from the JV grew strongly during the year despite the slowdown in Asian economic growth.

During the year, the JV announced its intention to establish a new plasterboard production site near Seoul to service this growing market. The initial capacity of 30 million m^2 per annum will be in operation in the 2002 calendar year. The plant will use idle equipment currently located in China.

The JV completed the acquisition of 71% of Siam Gypsum Industries, Thailand's leading plasterboard manufacturer. The acquisition saw Boral's shareholding in the JV lift from 27% to 43% through disproportionate funding.

OUTLOOK

Improvements in Australian residential construction will see stronger demand for plasterboard. Volume growth will provide the stable base from which to lift margins in the Australian business.

Significant new cost reduction projects have been identified and new products will be launched to further boost revenues.

The Asian plasterboard business is expected to benefit from further growth in the South Korean business, the full year impact of restructuring in China, integration of earnings from the Siam Gypsum acquisition and the lift in Boral's JV shareholding to 43% from July 2001.

The USA reporting segment consists of Boral's US operations – Boral Bricks, US Clay Tile, the MonierLifetile concrete roof tile business (50/50 JV with Lafarge) and the BMTI flyash and concrete additives business. Pictured here are Boral's individually crafted 17th Century Bricks and shapes being delivered to a luxury townhome enclave near downtown Atlanta, Georgia. Boral Bricks holds the number one market position in the USA.


MOFFETT
17th CENTURY
BORAL BRICKS
.com.au

DENNIS BROWN
PRESIDENT
BORAL USA



"Despite the upheavals in energy markets and the predominantly weather-related market softness, the positive results posted for the year are a testament to the solid performance base established in Boral USA. This foundation of steady improvements across our businesses will serve us well in our ongoing growth pursuits."

USA

THE BUSINESS

The US division of Boral employs around 2,300 people producing clay bricks, concrete and clay roof tiles, fly ash and other concrete admixtures at sites across the country.

Bricks

Boral Bricks is the largest producer of clay bricks in North America, operating 21 plants at 13 sites in seven states, primarily across the southern and eastern regions of the USA.

Roof Tiles

Boral owns 50% of MonierLifetile, the largest concrete roof tile producer in North America, in a joint venture with Lafarge. There are 12 plants in the western and south-western states and Florida, and plants under construction in Mexico and Colorado. US Tile is the country's largest clay roof tile producer and operates from a plant in southern California.

Fly Ash

Boral Material Technologies Inc. (BMTI) is one of the largest marketers and distributors of coal combustion products and concrete admixtures in the United States. It has locations across the country including operations at electrical utility plants, fly ash terminals, admixture plants and sales offices.

THE MARKET

The brick and roof tile businesses are dependent on housing activity, which as expected was lower than the previous year. Housing starts dropped 6%. Brick shipments dropped by approximately 11% as the market softened and because of poor weather conditions, but market share held steady.

Residential construction performed well against most sectors of the US economy during the year. Low levels of housing stocks and speculative construction suggest that any further decline in residential construction activity will be more modest than during previous downturns.

Many of Boral's US businesses were seriously affected throughout the year by natural gas shortages and gas price increases. Rolling electricity supply blackouts in California presented significant challenges.

Market conditions for BMTI were similar to the previous year, although fly ash volumes dropped due to supply issues and unusually poor winter weather.

PERFORMANCE

The division has expanded brick and paver capacity and added new products as well as entering new markets through plant construction and acquisition in the roof tile business.

Investments in capital projects have been made across the group to maintain Boral's low cost manufacturing position.

Production rates at Boral Bricks were near capacity during the first half of the year, but were slowed in the second half in response to market conditions. Shipment volumes also declined in roof tiles.

There was a significant increase in the cost of natural gas nationwide this year which had a US$15 million impact on operating costs, with availability also an issue at times. Despite price increases, the lower shipment volumes and higher natural gas costs led to modestly reduced profits at Boral Bricks and US Tile. MonierLifetile results improved despite lower volumes due to operational improvements.

Admixture volumes continued to grow. A rise in the purchase costs for fly ash contributed to a drop in earnings from the business.

DEVELOPMENT AND GROWTH

Construction of a clay paver plant is on schedule and due for completion later this year. The US Tile facility is being upgraded to enhance quality and productivity. MonierLifetile is expanding into Mexico, Colorado and Missouri. The company is also pursuing other incremental growth opportunities in its existing businesses and is reviewing possible investments in the construction materials industry.

The PastelCote brick coating system introduced by Boral Bricks last year has been very well received in the market. Two proprietary admixture products developed by BMTI last year have shown excellent sales growth and margin potential. BMTI also opened a new laboratory which will allow for increased in-house testing and enhanced research capabilities.

Boral Bricks is rolling out a significant upgrade to its customer service and production management systems and is consolidating many of those activities into one location. All businesses are participating in a long-term, new customer service improvement initiative designed specifically for Boral.

OUTLOOK

Market conditions in FY2002 are expected to remain strong. Natural gas prices should be more stable.

Activities at Boral's [illegible] wholly owned operating sites in Australia and [illegible] in the USA are conducted under the relevant federal and state environmental legislation. The businesses hold, have applied for, or are currently negotiating all relevant environmental licences, permits and plans as applicable. Boral has an environmental policy which commits it to complying with the above as an absolute minimum requirement.



ANALYSIS OF ROCK, SOIL AND WATER OCCURS FOR MANY OF BORAL'S DIVERSE OPERATIONS FOR ENVIRONMENTAL, HEALTH AND QUALITY PURPOSES.

SUSTAINABLE DEVELOPMENT

Beyond compliance, Boral embraces the principles of sustainable development for continued success and growth. To Boral, sustainable development in its environmental sense means:

- The non-wasteful use of resources, not just primary feedstock but also energy and water utilisation, and finding ways to reduce the amount of consumption per unit of production of each of these inputs.
- Non-renewable resources can be utilised on the basis of competent and cost effective extraction; sensible, efficient products; optimal recycling and reuse (in some cases, such as rock, virtually indefinitely) and progressive development and reuse of alternative materials (eg, flyash, blast furnace slag) and energy (eg, tyres).
- Minimising any adverse impact on the environment at extractive and manufacturing locations and exercising the same level of care and responsibility in the rehabilitation and, where required, remediation of sites.
- Taking into account community needs and expectations, as well as financial considerations, in all operations.

A Boral Sustainability Self Diagnosis Tool has been developed to determine the sustainable development status of each business and to assist in the establishment of improvement targets and plans. This tool has brought together information and structure from a number of sources including GEMI, GRI, the Social Venture Network and the Business Council of Australia. It encompasses 19 elements in five groupings: Corporate and Business Unit Management, Financial Planning, Human Resources, Social Responsibility and Environment. Although still in its infancy, it will enable Boral to measure and objectively report progress in sustainability over the coming years.

In 1998, Boral committed to implement cost effective energy efficiency projects in New South Wales to reduce energy consumption as a Partner in the Sustainable Energy Development Authority (SEDA) Energy Smart Business Program. The first major milestone was recently achieved when the company qualified for the Bronze Award. The projects implemented so far have resulted in annual savings of $340,000, 58,000GJ of energy and 5,600t CO_{2e}. Boral is working towards the next milestone, the Silver Award, with projects planned and currently being implemented at cement and brick works.

A combined Boral Procurement/Environmental Services team is establishing a national energy database for Greenhouse Gas Emissions reporting and to seek potential energy savings by analysing site data. The database will be reviewed by an external energy consultant.

This project is designed to meet the requirement for a Greenhouse Gas Emissions profile across Boral in Australia and to establish energy reduction targets in addition to those already being undertaken.

In Australia, Boral is engaged in recycling both as an internal measure as part of its quality assurance management and as an external business. Internal recycling back into new product includes reject plasterboard, masonry (building blocks) waste, recycled asphalt profiling (RAP) and the use of concrete reclaimers. External recycling includes the reprocessing of demolition waste such as concrete and bricks and then combining these with other materials such as RAP to produce road-building materials, eg, "Enviroblend" and "Superfill" respectively. Other examples are Recycled Road Gravel (concrete washout and picrite) and DGB20 (crushed concrete and natural aggregate). In some of its cement subsidiaries Boral utilises supplemental materials that would otherwise be considered as waste in order to reduce the consumption of natural resources, eg, flyash and granulated blast furnace slag in place of clinker or limestone. Alternative fuels such as used tyres and oil (under strict quality conditions) are used to reduce consumption of conventional energy.

In the USA, the majority of brickbat waste is recycled back into the product, reducing the demand for raw materials. Sites which cannot reuse the bats crush them and market them for use in landscaping, landfill cover, road base fill and baseball diamond composition. A new wastewater treatment system which came online this year at Boral Bricks Phenix City Plant 1, Alabama, will reduce water consumption at the plant as well as eliminating an unpermitted discharge by treating and reusing water. Similar systems are planned at two other locations. Pollutant air emissions have been reduced during the past three years through the installation of low NOx burners and pulse firing techniques. Both elements reduce natural gas usage and improve the combustion efficiency.

Community consultative activities are being maintained at a number of Boral sites and Blue Circle Southern Cement has reactivated its community consultation process in NSW. Boral is also a major contributor to Landcare.

MANAGEMENT SYSTEMS

As part of Boral's environmental management system, 89 environmental audits of various kinds (compliance, systems, acquisitions and divestments) were undertaken during the year in Australia and 25 in the USA by Boral's specialist environmental staff. In addition, a short-form audit proforma is being introduced with appropriate training to Australian Construction Materials (ACM) managers for internal governance. Action items from these are added to the corporate environmental action plan database. During the year ACM in Victoria undertook 47 such audits on the basis of two per site per year. In the USA, the audit findings are maintained in a database which tracks both environmental and health and safety issues, corrective action plans and closure. During the last two years, the US operations have had an overall 78% closure record for all environmental issues, primarily of the A (highest) and B priorities.

The training numbers in Australia were reduced by one third compared with last year with around 300 managers, front-line managers and other personnel having undergone broad-based environmental training. In the USA, around 700 management and plant employees were trained in specific environmental topics such as spill prevention and control; storm water pollution prevention; opacity reading (ie, air emissions); techniques to reduce fugitive air emissions; management of solid and hazardous waste; and compliance with the various air and water permits.

ENVIRONMENTAL PERFORMANCE

The company records environmental incidents and these and other environmental measures are reported quarterly to the Board.

Environmental performance is reviewed monthly by the Management Committee by means of exception reporting.

Regrettably there have been three findings of material breaches of environmental statutory requirements in Australia during the year. These have resulted in a penalty of $5,000 for pollution of waters with liquid alkaline wastes in May 1999 at the former concrete batching plant at Tweed Heads, New South Wales; a penalty of $20,000 for the pollution of waters at Boral Timber in Oberon, New South Wales in September 1999; a penalty of $6,000 with respect to asphalt-prime wash-off at Geelong, Victoria in September 1999.

In addition there have been nine lesser non-compliances with legislation or licence conditions in Australia leading to Penalty Infringement Notices or their equivalent with a combined cost of $14,357. This is the same number of non-compliances as last year. These breaches were failure to carry out EPA licensed activities in a competent manner; discharge of shotcrete from a sub-contractor's concrete truck; a concrete spillage; control equipment not maintained in an efficient condition; discharge of polluted waters to stormwater (3); late submission of a Certificate of Compliance; dust pollution.

ENVIRONMENTAL POLICY

Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses.

Boral embraces the principle of sustainable development, ie, development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth.

Specifically Boral is committed to:

- complying with environmental legislation, regulations, standards and codes of practice relevant to the particular business as the absolute minimum requirements in each of the communities in which we operate;
- conducting our operations to minimise and, wherever practicable, eliminate adverse environmental impacts;
- continual improvement of our environmental performance including regular review and the setting of rigorous environmental objectives and quantified targets (particularly with regard to the efficient use of energy and materials, the minimisation of waste and the prevention of pollution);
- conducting business with suppliers and contractors who also have a commitment to a responsible environmental policy; and,
- remediating our contaminated sites to standards internationally acceptable for the site purpose.

To support this commitment, Boral will progressively implement and maintain environmental management systems for its businesses based on the international standard ISO 14001 (Environmental management systems – specifications with guidance for use) or its equivalent, and will also concurrently implement the Boral HSE Best Practice Elements.

Through communication and training, all employees and contractors will be encouraged and assisted to enhance Boral's environmental awareness and performance.

In the USA, a penalty of US$15,000 has been imposed for the operation of a sand dryer without its control device at Boral Bricks Phenix City Plant 3, Alabama. US$10,000 of the penalty will be used toward a special environmental project benefiting both the plant and the environment as approved by the State Environmental Agency.

REMEDIATION AND REHABILITATION

Boral has a comprehensive program to remediate its historically contaminated sites. During the year, 10 sites were remediated to a level commensurate with their proposed end use and another 18 sites are currently in the clean-up process. Quarries and clay pits are either being rehabilitated on an ongoing basis or financial provision is being made for their rehabilitation at the end of their life where this will occur within 10 years.

TIMBER

The company's remaining hardwood timber operations rely on resources extracted under the control of the Commonwealth and State Government Regional Forest Agreement process. In real terms, this means that Boral does not harvest timber from Crown Native Forest without the approval of a Supervising Forest Officer acting under the relevant NSW Government legislation. Timber harvesting on private property is also subject to government legislative control. Boral harvests regrowth and plantation forests, as opposed to timber which falls into the category of High Conservation Value Old Growth Forest.

EMPLOYEE SAFETY

Employee safety continues to be a top priority in Boral. The Managing Director and the managers within the company's six operating divisions and the corporate head office are responsible for managing safety in their operations.

All Boral managers have safety performance measures as key components of their annual objectives and their achievements against these targets have an impact on their advancement opportunities and remuneration.

There are detailed safety plans in place in all Boral divisions and progress against these plans is monitored continuously. Boral's Directors are updated regularly on safety performance and take an active interest in the company's safety initiatives.

The annual Boral Awards for Excellence include a Safety Award. This year the award was won by Boral Masonry, Deer Park, Victoria for their "Employee Driven Safety Excellence". Employees at the Deer Park site have developed a safety culture which is an example to all Boral businesses. Other finalists for this award were Clay and Concrete Products' Boral Bricks at Darra in Queensland and Boral Bricks at Kempsey in New South Wales and Boral Timber's East Coast Hardwood operations.

Safety performance improved significantly across the company as measured by Lost Time Injury Frequency Rate (LTIFR) and hours lost as a percentage of hours worked. The LTIFR improved by 50% to 4 while the percentage of hours lost improved by 28% to 0.15%.

The company's improved performance was marred by the tragic death of a Boral concrete employee in Indonesia who died from injuries sustained in a fall on a construction site. Boral sincerely regrets this accident which has been thoroughly investigated and acted upon.

Boral's USA operations excelled again in terms of overall safety performance. The Clay and Concrete Products Division showed the greatest level of improvement.



% HOURS LOST
0.45
0.34
0.34
0.27
0.23
0.21
0.15
95
96
97
98
99
00
01
LTIFR*
*LTIFR is the frequency rate of lost time injuries per million hours worked
20
16
15
10
7
8
4
95
96
97
98
99
00
01



THE LATEST SAFETY GUIDELINES ARE EMPLOYED AT BORAL'S BRINGELLY BRICK PLANT. ALL VISITORS ARE REQUIRED TO WEAR HARD HATS, VESTS AND SAFETY GOGGLES AND ARE TO BE ESCORTED BY BORAL EMPLOYEES AT ALL TIMES ALONG SPECIALLY PAINTED AND MARKED WALKWAYS.

HUMAN RESOURCES

Human Resources responsibilities within Boral are increasingly held by the operating divisions and line management. Divisional management is focused on ensuring Boral attracts, develops and retains the best people to support its "Perform and Grow" objectives into the future.

Human Resource processes and objectives are aligned with and support Boral's strategic intent and "Perform and Grow" strategy and are coordinated at the corporate level. Cross-divisional cooperation and learning is promoted through regular interaction. The Boral Shared Services Centre provides systems support and general HR services to the divisions. Technology is increasingly being adopted to simplify HR systems.

Boral Learning Services supports development throughout Boral by providing and coordinating learning solutions and skills development in response to the operating divisional needs. Frontline Supervisor, Middle Management and Senior Executive Development programs provide core learning supplemented with a range of selected external programs to meet career development plans.

Leadership development and performance management are particularly important issues for a company such as Boral with its number and diversity of operating locations. Boral's well established performance management system continues to be improved and more widely used. The system aims to increase the focus on performing against objectives and aligns remuneration more with achievement and increasing shareholder value.

As part of Boral's drive to develop potential future managers, significantly increased attention is being given to recognising potential, succession planning and career development. This will ensure Boral has the appropriate strength and depth in its people resources to carry it into the future.

THE COMMUNITY

Boral has long recognised the importance of contributing to the community through sponsorships and donations to charities, non-profit organisations, environmental and community groups.

This year Boral entered into a major partnership with Landcare Australia Limited (LAL) and Conservation Volunteers Australia (CVA) to sponsor tree planting, rehabilitation and conservation work throughout Australia. Boral has also provided overseas scholarships for children of its employees through AFS Intercultural Programs and donated building materials to Technical Aid to the Disabled to enable them to manufacture equipment for the disabled.

Boral has been working with CVA for over 10 years contributing funds for the planting of almost 3 million trees nationally. This new partnership will enable CVA and LAL to work together with Boral on a larger scale with an increased focus on communities where Boral has an operational presence.

The company has established Community Advisory Committees to raise and monitor community concerns and forge positive relationships in areas where the development of a Boral site or a change in the usage of a site may have an impact on the local community.

During the year, Boral supported the major cultural and sporting event that took place in Sydney – the 2000 Olympic Games. As a nominated building and construction materials supporter for the Sydney Olympic Games, Boral played a key role in the construction of Stadium Australia and other infrastructure work. Boral was proud to have been so heavily involved in this spectacular and successful world event, which created such a strong sense of community for Australia and on a worldscale.



THROUGH BORAL'S SPONSORSHIP PARTNERSHIP WITH LANDCARE AUSTRALIA AND CONSERVATION VOLUNTEERS AUSTRALIA IT HAS FUNDED REHABILITATION AND CONSERVATION PROJECTS THROUGHOUT AUSTRALIA INVOLVING THE PLANTING OF SEVERAL THOUSAND TREES.

The Directors believe it is appropriate for leading companies to contribute to the political process. In this context Boral made modest donations to political parties of $150,000 with 43% of this amount going to the Liberal Party, 43% to the Australian Labor Party and 13% to the National Party.



MANAGEMENT COMMITTEE

Rod Pearse
MANAGING DIRECTOR AND CEO
Biography on page 31.

Emery Severin
EXECUTIVE GENERAL MANAGER, AUSTRALIAN CONSTRUCTION MATERIALS
Emery is 45 and was National General Manager of Blue Circle Southern Cement from 1999 before becoming Executive General Manager of the Australian Construction Materials division. He was previously Regional General Manager of Boral's NSW Construction Materials Group from 1996-1998. Prior to joining Boral he held various management roles at BHP Steel from 1986-1995. Emery has a Doctor of Philosophy (Physical Chemistry) from Oxford University and a Science Degree (Honours) from the University of NSW.

Phil Jobe
EXECUTIVE GENERAL MANAGER, CEMENT
Phil is 47 and was Regional General Manager for Boral's NSW Construction Materials Group from 1999 before becoming Executive General Manager of Boral's Cement division. He was also General Manager of Boral's Construction Related Businesses from 1995-1999. Prior to joining Boral, Phil was Managing Director Stegbar Group of Companies from 1987-1994. He holds a Commerce Degree from the University of NSW.

Rory Deavin
EXECUTIVE GENERAL MANAGER, CLAY AND CONCRETE PRODUCTS
Rory is 43 and is Executive General Manager of the Clay and Concrete Products division. He was Managing Director of Boral's European Brick operations from 1997-2000 and prior to that was Director, Corporate Development at Boral from 1995-1997. Before joining Boral, Rory was General Manager, Strategy at George Weston Foods from 1993-1995 and a consultant at McKinsey and Company from 1988-1993. He holds an Agricultural Management Degree from the University of Natal and an MBA from the University of California.

Peter Boyd
EXECUTIVE GENERAL MANAGER, TIMBER
Peter is 38 and is Executive General Manager for Boral Timber. He was Divisional General Manager of Boral Masonry from 1999-2001 and prior to that was NSW General Manager, Boral Plasterboard from 1997-1999. Before joining Boral, Peter worked as a management consultant with the Boston Consulting Group from 1994-1996 and prior to that worked in a variety of operational roles with CSR from 1986-1992. He holds a Mechanical Engineering degree from the University of Technology (Sydney) and an MBA from Melbourne University.



Ross Batstone
EXECUTIVE GENERAL MANAGER, PLASTERBOARD

Ross is 53 and was Boral's Divisional General Manager Plasterboard from 1996-2000 before becoming Executive General Manager of the Plasterboard division. He was previously Boral's Divisional General Manager Roofing from 1991-1995, Chief Executive Montoro Resources Ltd from 1988-1990 and held various roles at Shell Company of Australia from 1970-1987. He holds Engineering (Chemical) and Commerce Degrees from Queensland University.

Dennis Brown
PRESIDENT, BORAL USA

Dennis is 55 and has been President of Boral Industries (USA) since November 1998. Previously he was President of Boral Bricks USA from 1995-1998 and Corporate Vice President at Butler Manufacturing. He holds a Science (Business Management) Degree from Lipscomb University, Tennessee.

Bryan Tisher
GENERAL MANAGER, CORPORATE DEVELOPMENT

Bryan is 38 and is General Manager, Corporate Development. He was previously General Manager, Strategic Planning for Boral's Construction Materials Group from 1998-1999. Prior to joining Boral he held a variety of roles at Rio Tinto (1985-1998) including roles in project finance, business development and engineering design and construction. He holds a Civil Engineering Degree (First Class Honours) from Monash University and an MBA from Harvard Business School.

Robin Town
GENERAL MANAGER, HUMAN RESOURCES

Robin is 49 and has been Boral's General Manager Human Resources since June 2001. He was previously President of Boral Material Technologies in the USA from 1999-2000 and Regional General Manager of Boral's Construction Materials business in Queensland from 1996-1999. Prior to joining Boral, he worked in the cement industry with Queensland Cement for 23 years. He holds a Chemical Engineering Degree from the University of Queensland.

Michael Scobie
GENERAL MANAGER, CORPORATE SERVICES AND COMPANY SECRETARY

Michael is 55 and is General Manager, Corporate Services and Company Secretary of Boral. He has 28 years' service with the Boral Group and has held secretarial, general counsel and other corporate roles since 1983. Michael holds a Law Degree from the University of Sydney.

David Irvine
CHIEF FINANCIAL OFFICER

David is 43 and joined Boral as Chief Financial Officer in August 2000 from Ansett Australia where he was the Chief Financial Officer. He held a number of other positions at Ansett Australia including Group Finance Manager and Treasurer. Prior to that he held positions with Seatainer Terminals Limited and KPMG. David has a degree in Financial Administration from the University of New England and is an associate of the Institute of Chartered Accountants in Australia.


SALES REVENUE $M
4,500
3,750
3,000
2,250
1,500
750
0
95 96 97 98 99 00 01


EBIT* $M
500
400
300
200
100
0
95 96 97 98 99 00 01

As a result of a significant cyclical decline in Australian construction and building activities and increased energy costs, Boral's net profit after tax reduced by 9.1% to $153.4 million. Reflecting this decline in activity, sales revenue for the period declined by 18.2% to $3,280.2 million.

The net profit included a $26.4 million gain arising from the disposal of timber businesses, primarily the Tasmanian Woodchip operations.

The results were also affected by higher energy costs in the USA in respect of gas and electricity charges whilst the Australian Construction Materials operations were impacted by cost increases for oil related products in road surfacing and transport. Cost initiatives implemented during the year, which focused on selling and administration costs, working capital management and operational change programs, assisted to reduce the impact of the revenue declines.

Profit streams arising from the commencement of quarry end use activities contributed $24.3 million to pretax earnings.

Interest charges reduced by 22% due to lower borrowings assisted by proceeds from sale of businesses and stay in business capital expenditure constraint.

Earnings per share declined 9% to 27.0 cents per share compared to the prior year. A final dividend of 9 cents has been declared bringing total dividends for the year to 18 cents. These dividends have been franked to the value of 35%.

STATEMENT OF FINANCIAL PERFORMANCE

Year ended 30 June	2001 $m	Proforma 2000 $m
SALES REVENUE	3,280.2	4,011.8
EBITDA	451.2	563.3
DEPRECIATION AND AMORTISATION	189.0	202.8
EBIT BEFORE DISPOSAL OF BUSINESSES	262.2	360.5
PROFIT ON DISPOSAL OF BUSINESSES	39.0	(33.2)
EBIT	301.2	327.3
NET INTEREST	(69.7)	(89.5)
OPERATING PROFIT BEFORE TAX	231.5	237.8
INCOME TAX EXPENSE	(77.8)	(69.5)
OUTSIDE EQUITY INTERESTS	(0.3)	0.4
OPERATING PROFIT AFTER TAX	153.4	168.7
EARNINGS PER SHARE (CENTS)	27.0	29.7

FINANCIAL PERFORMANCE

Sales revenue declined by 18.2% to $3,280.2 million, as a result of reduced activity in the building and construction markets in Australia and a softening of US building activity in the United States. The sales revenues from the Australian operations declined by 20% whilst sales revenues from the US operations increased by 14% due to the favourable foreign exchange conversion.

EBITDA margins reduced only slightly during the period from 14.0% to 13.8% due to portfolio reshaping, successful cost reduction initiatives and the commencement of quarry end use activities.


ASSETS EMPLOYED $M
5,000
3,750
2,500
1,250
0
95 96 97 98 99 00 01


SALES TO ASSETS %
110
88
66
44
22
0
95 96 97 98 99 00 01


EBIT TO SALES %
12
10
8
6
4
2
0
95 96 97 98 99 00 01


EBIT TO ASSETS %
12
10
8
6
4
2
0
95 96 97 98 99 00 01

Figures amended to reflect the impact of the demerger from Origin Energy
*Before profit/(loss) on disposal of businesses

SALES REVENUE		
		Proforma
Year ended 30 June	2001 $m	2000 $m
BUILDING PRODUCTS	963	1,438
CONSTRUCTION MATERIALS	1,556	1,769
USA	756	662
OTHER	5	143
TOTAL	3,280	4,012

EBIT before profit on disposal of businesses declined from $360.5 million to $262.2 million during the year. Declines in activity in both the housing and construction sectors in Australia impacted both the Construction Materials and Building Products businesses.The Construction Materials EBIT was $115.5 million and included $24.3 million arising from the commencement of the quarry end use activities during the period. Net oil-based product cost increases of $25 million also negatively impacted the result. Despite a decline in EBIT to $66.2 million for the Building Products group, margins were substantially maintained due to pricing discipline and cost control initiatives in Australia. The EBITDA margins of the Building Products operations declined marginally from 12.3% to 11.6%. The USA operations performed strongly in spite of higher energy costs and lower trading volumes. EBITDA margins were only slightly down to 19.0% from 19.9% in the prior year despite higher energy costs.

Net interest expense reduced from $89.5m to $69.7 million as borrowings declined through capital management and divestment of businesses. Notwithstanding the lower earnings the lower net interest expense has assisted the interest cover ratio to 4.3.

Excluding the prior year adjustment for changes in Australian tax rates income tax expense has declined by 10%. The decline is due to lower earnings, lower Australian tax rates and utilisation of capital losses. Excluding changes in tax rate adjustments the effective tax rate decreased from 36.2% in the prior year to 33.6% in 2001.

	2001	2000	2001	2000
	$m		%	
Year ended 30 June	EBITDA		EBITDA Margin	
BUILDING PRODUCTS	111	177	11.6	12.3
CONSTRUCTION MATERIALS	211	267	13.5	15.1
USA	144	132	19.0	19.9
OTHER	(15)	(13)		
TOTAL	451	563	13.8	14.0
	EBIT*		EBIT Margin	
BUILDING PRODUCTS	66	118	6.9	8.2
CONSTRUCTION MATERIALS	116	167	7.4	9.4
USA	99	98	13.1	14.7
OTHER	(19)	(22)		
TOTAL	262	361	8.0	9.0

CASH FLOW Year ended 30 June	2001 $m	Proforma 2000 $m
EBITDA	451.2	563.3
NET INTEREST PAID	(64.5)	(89.0)
INCOME TAX PAID	(59.6)	(41.2)
OTHER	(87.7)	21.6
CASH FLOW FROM OPERATING ACTIVITIES	239.4	454.7
NET CASH FLOW FROM/(APPLIED) TO INVESTING ACTIVITIES	(118.9)	44.7
NET CASH FLOW	120.5	499.4

CASH FLOW AND CAPITAL EXPENDITURE

Cash flow from operations has reduced to $239.4 million, a decline of 47% when compared to the prior year, due to lower net profit.

Cash flows from operations have been supplemented by divestment proceeds of $159.8 million. These proceeds are mainly arising from the sale of Boral's Tasmanian Woodchip operations and part disposal of the Windows operations.

These cash flows have been applied to funding of capital expenditure acquisitions. Capital expenditure included stay in business expenditure of $104 million representing 61% of depreciation. This was below the target maximum of 70% of depreciation set for the three years commencing in 2000.

As part of Boral's growth strategy, investments and acquisitions totalled $191 million, the most significant of these was the investment in the Lafarge Boral Asian joint venture which increased Boral's interest to 43%. These funds were utilised by the joint venture to fund the US$50 million investment in Siam Gypsum in Thailand.

Dividends distributed to shareholders during the year totalled $102.2 million representing a distribution of 67% of operating profit after tax.

STATEMENT OF FINANCIAL POSITION Year ended 30 June	2001 $m	Proforma 2000 $m
CURRENT ASSETS	1,108.6	1,123.5
NON-CURRENT ASSETS	2,892.0	2,749.6
TOTAL ASSETS	4,000.6	3,873.1
CURRENT LIABILITIES	819.0	749.6
NON-CURRENT LIABILITIES	1,327.1	1,346.1
TOTAL LIABILITIES	2,146.1	2,095.7
NET ASSETS	1,854.5	1,777.4
SHAREHOLDER EQUITY	1,854.5	1,777.4

The net financial position of the group continued to strengthen. Net borrowings increased by $21.8 million due to the net impact of cash flows from operations, asset divestments and strategic investments. This increase was after an unfavourable foreign currency translation adjustment due to the sharp decline of the Australian dollar (closing rate of US$0.5075) on borrowings of $31million. Gearing – net debt to equity – reduced slightly from 54% to 53% as operating cashflows were applied to capital investments.

EBIT interest cover also improved from 3.7 to 4.3 times during the year.

At 30 June 2001, the average maturity of Boral's net debt was 3.3 years and Boral had available undrawn committed and uncommitted debt facilities of $3,191 million at 30 June 2001. The weighted average interest rate of interest-bearing debt at 30 June 2001 was 5.2% and interest cover is 4.3 times.

Shareholder funds increased by 4% to $1,854.5 million and net tangible assets increased to $1,642.8 million. Total assets employed increased by $127.5 million to $4.0 billion through acquisitions, offset by asset sales and a reduction in working capital.

Working capital reduced by $56.0 million during the year.

Boral's credit rating continued at BBB+/A2 by Standard and Poor's and Baa1/P2 by Moody's Investors.

Boral has hedged its foreign exchange exposures (primarily US dollar denominated) arising from investments in overseas operations while earnings from foreign operations are generally not hedged. Boral is exposed to financial risk in its operations as a result in fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Boral uses financial instruments to reduce such risks.

DEBT AND GEARING Year ended 30 June	2001 $m	Proforma 2000 $m
TOTAL DEBT	1,017.5	1,007.5
TOTAL CASH AND DEPOSITS	(34.7)	(46.5)
NET DEBT	982.8	961.0
TOTAL SHAREHOLDER EQUITY	1,854.5	1,777.4
NET DEBT-EQUITY	53%	54%
NET DEBT-EQUITY PLUS NET DEBT	35%	35%
INTEREST COVER	4.3 times	3.7 times

Note: Boral Limited was demerged from old Boral (Origin Energy Limited) during February 2000. The comparative notes for year ended June 2000 in the Statement of Financial Performance and Statement of Cash Flows have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction materials businesses for the full 12-month period.



BOARD OF DIRECTORS

From left to right: Ken Moss, Rod Pearse, Elizabeth Alexander, John Cloney, Rod Halstead, Mark Rayner, Roland Williams.

DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Kenneth J. Moss

NON-EXECUTIVE CHAIRMAN, AGE 56

Dr Moss joined the Boral Board in 1999 and became the Chairman of Directors in May 2000. Dr Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was the Managing Director of Howard Smith Limited until he retired in 2000. He is a Vice President of the Australian Institute of Company Directors, the Chairman of Australian Maritime Safety Authority, a Director of Hunter Medical Research Limited and a Board Member of Hunter Area Health Service. Dr Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

Dr Moss is the Chairman of the Compensation Committee.

Rodney T. Pearse

MANAGING DIRECTOR, AGE 54

Mr Pearse became the Managing Director and Chief Executive Officer of Boral in January 2000. He joined the Boral Group as the Managing Director, Construction Materials in 1994. Mr Pearse had previously held senior line management and treasury positions in Shell Australia and Shell International. He has a commerce degree (Honours) from the University of New South Wales and an MBA (High Distinction) from Harvard University.

Elizabeth A. Alexander, AM

NON-EXECUTIVE DIRECTOR, AGE 58

Ms Alexander joined the Boral Board in 1994. Ms Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she is a partner in PricewaterhouseCoopers located in the Melbourne office. Ms Alexander is the National President of the Australian Institute of Company Directors, a member of the Council of the Australian Defence Force Academy, the Takeovers Panel and the Financial Reporting Council and a former National and State President of the Australian Society of Certified Practising Accountants. She has a commerce degree from the University of Melbourne.

Ms Alexander chairs the Audit Committee.

E. John Cloney

NON-EXECUTIVE DIRECTOR, AGE 60

Mr Cloney joined the Boral Board in 1998. Mr Cloney is the Chairman of QBE Insurance Group Limited and a Director of Cable & Wireless Optus Limited, Capral Aluminium Limited and Maple-Brown Abbott Limited. His career was in international insurance and he was the Managing Director of QBE Insurance Group Limited until he retired in 1998.

Mr Cloney is a member of the Compensation Committee.

Rodney T. Halstead

NON-EXECUTIVE DIRECTOR, AGE 58

Mr Halstead joined the Boral Board in 1991. Mr Halstead is a lawyer who has practised in corporate law for over 30 years. He is a senior partner in the law firm Clayton Utz in Sydney. Mr Halstead holds a law degree (Honours) from the University of Sydney and a master of law degree from the University of London.

Mr Halstead is a member of the Audit Committee.

Mark R. Rayner

NON-EXECUTIVE DIRECTOR, AGE 63

Mr Rayner joined the Boral Board in 1996. Mr Rayner is the Chairman of Mayne Nickless Limited and Pasminco Limited and a Director of National Australia Bank Limited (on leave of absence from that Board at time of printing). He was the Chief Executive of Comalco from 1979-1989 and an executive Director of CRA Limited until he retired in 1995. Mr Rayner is the Vice President of the Academy of Technological Sciences and Engineering. He has a chemical engineering degree (Honours) from the University of New South Wales.

Mr Rayner is a member of the Compensation Committee.

J. Roland Williams, CBE

NON-EXECUTIVE DIRECTOR, AGE 62

Dr Williams joined the Boral Board in 1999. Dr Williams is the Chairman of Australian Magnesium Corporation Limited and Bio 21 (Australia) Limited and a Director of Origin Energy Limited and United Group Limited. He had an international career with the Royal Dutch/Shell Group from which he retired in 1999 as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.

Dr Williams is a member of the Audit Committee.

The Board of Directors is responsible for setting the strategic direction of the Company and for overseeing and monitoring its businesses and affairs. Directors are accountable to the shareholders for the Company's performance.

The Board reviews and approves the Company's strategic and business plans and guiding policies. Day to day management of the Company's affairs and implementation of its strategy and policy initiatives are delegated to the Managing Director and senior executives.

The functions of the Board include:-

- Setting overall financial goals for the Company.
- Approving strategies and plans for Boral's businesses to achieve these goals.
- Approving financial plans and annual budgets.
- Monitoring business performance and results.
- Approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding).
- Appointing and reviewing the performance of the Managing Director and senior management.
- Reporting to shareholders on the Company's direction and performance.
- Overseeing the management of occupational health and safety and environmental performance.
- Meeting statutory and regulatory requirements and ensuring that the Company acts responsibly and prudently manages business risks and Boral's assets.

In fulfilling these functions, Directors seek to enhance shareholder value.

COMPOSITION OF THE BOARD

The Board of Directors comprises six independent non-executive Directors and one executive Director, the Managing Director and chief executive officer. The roles of Chairman and chief executive officer are separate.

Directors from time to time discuss the appropriate skills and characteristics required by the Board to maximise its effectiveness and assess whether the blending of skills, knowledge, experience and diversity is appropriate for the present and future needs of the Company.

When a vacancy exists, the full Board will decide the most suitable candidate for appointment as a Director but may form a sub-committee of the Board, headed by the Chairman, to recommend candidates. The selection process may include obtaining assistance from external consultants to identify suitable candidates meeting the specification determined by the Board.

The Company's Constitution requires one third of the Directors to retire from office at the Annual General Meeting each year. Retiring Directors are eligible for re-election. When a vacancy is filled by the Board during a year, the new Director must stand for election at the next Annual General Meeting. The retiring age for Directors is 72 years.

CORPORATE GOVERNANCE ISSUES

Directors are required to declare the nature of any interest they have in business to be dealt with by the Board. Except as permitted by the Corporations Act, Directors leave Board Meetings and do not vote when business in which they are interested is considered.

After consultation with the Chairman, Directors may seek independent professional advice in furtherance of their duties at the Company's expense.

Pursuant to the Company's Constitution and agreements with Directors and to the extent permitted by law, the Company must indemnify Directors and executive officers against liabilities to third parties incurred in their capacity as officers of the Company and against certain legal costs incurred in defending an action for such liabilities.

The Board keeps its position on all governance issues under review.

DEALINGS IN BORAL SHARES BY DIRECTORS

Boral Directors must hold a minimum shareholding of 1,000 shares.

The Board has a policy that Boral Limited Group Directors and officers may not buy or sell Boral shares except within a period of one month after any major public announcement regarding the Company's results and trading prospects (such as the yearly and half yearly profit announcements and the Chairman's Address to the Annual General Meeting). The policy supplements the Corporations Act provisions precluding Directors and officers from trading in securities when they are in possession of price sensitive "insider" information.

Share dealings by Directors are promptly notified to Australian Stock Exchange Limited.

WORK OF DIRECTORS ON STRATEGY AND OTHER MATTERS

The Board has continued to oversee the implementation of significant strategic and business changes which are contributing to ongoing improved performance. Initiatives have included the strengthening of capital management, pursuing disciplined growth strategies, completing the managed divestment program, developing the quarry end use business and implementing cost efficiencies and other aspects of an extensive operational improvement program.

Directors and senior management meet annually for two days to discuss in detail the strategic direction of the Company's businesses. Apart from reviewing progress with the abovementioned initiatives, the Board considers the Company's strategic action plan with the focus being on improving shareholder returns and pursuing disciplined growth.

Non-executive Directors would spend approximately 30 days each year on Board business and activities including Board and Committee meetings, the strategy meeting and visits to operations. The Chairman meets with the Managing Director to review business, Board and other issues.

BOARD COMMITTEES

A Compensation Committee and an Audit Committee assist the effective operation of the Board. Both Committees are wholly comprised of non-executive Directors and current membership is recorded in the details of Directors on page 31.

Compensation Committee

The functions of the Committee are:

- Remuneration policies and practices (including performance appraisal methodology) for Boral generally.
- Remuneration arrangements for the Managing Director and other senior executives (including incentives) and the annual review of those arrangements.
- Recruitment and termination policies and practices.
- Any Company share plan or other incentive scheme.
- Superannuation arrangements insofar as they are relevant to remuneration policies and practices.
- Review from time to time of Directors' fees and any other remuneration arrangements for non-executive Directors.

Audit Committee

The functions of the Committee are:

- Oversight of compliance with statutory responsibilities.
- Oversight of the Company's internal accounting controls.
- Oversight of arrangements to identify and manage areas of significant financial risk.
- Review of the internal audit and external audit functions.
- Review of the annual audit plan.
- Review of the annual and half yearly financial statements and information derived from the external audit.

Accounting and financial control procedures have been established and are monitored by the Board (through the Audit Committee) to ensure the accounts and other records are accurate and reliable. Policies are in place for the managing of funding, foreign exchange and financial instruments (including derivatives) and speculative transactions are prohibited. Compliance with these procedures and policies and the limits of authority delegated by the Board to management are subject to review by both the external and internal auditors, who report to the Committee on the outcome of their audits and the quality of controls throughout Boral.

The scope of the external audit is reviewed by the Audit Committee each year.

The internal audit function is outsourced with PricewaterhouseCoopers being the Company's internal audit service provider. Whether the function is more effective by being outsourced is kept under review. The internal audit program is approved by the Audit Committee before the start of each year.

When considering the annual and half yearly financial reports, the Audit Committee reviews the carrying value of assets, provisions and other accounting issues.

MANAGING RISK

The managers of Boral's businesses are responsible for identifying and managing risks. The Board (in the case of financial risk as mentioned above, through the Audit Committee) monitors management of these risks.

COMPLIANCE

The Company has adopted policies requiring compliance with occupational health and safety, environmental and trade practices laws.

There are ongoing programs for audit of the large number of Boral operating sites. Occupational health and safety, environmental and other risks are covered by these audits. Boral also has staff to monitor and advise on workplace health and safety and environmental issues and, in addition, education programs provide training and information on regulatory issues.

Despite the Company's policies and actions to avoid occurrences which infringe regulations, there have been a small number of prosecutions against subsidiary companies for breach of occupational health and safety legislation and environmental offences such as substance escapes or spillages. The Australian Competition & Consumer Commission instituted proceedings against Boral Masonry Limited, a subsidiary company, in 1998 for alleged misuse of market power, by way of predatory pricing, in concrete masonry products in Melbourne during the period from 1994 to 1996. After a lengthy hearing in 1999, the trial judge found in favour of Boral. Following an appeal by the Commission, the Full Court of the Federal Court in early 2001 reversed the trial judge's decision. Boral Masonry Limited has made application for special leave to appeal to the High Court.

HUMAN RESOURCES

The Directors place emphasis on Boral's people and its human resource practices. There are ongoing reviews of recruitment (including graduate recruitment), training, management development and succession planning for executives.

Boral has a performance management system in place for all managers and staff. The system includes processes for the setting of objectives and the annual assessment of performance against objectives and workplace style and effectiveness.

REMUNERATION

Fees of non-executive Directors are determined by the full Board within an aggregate of $650,000 approved by the Company in general meeting. In considering the level of fees to be paid, the Board takes account of survey and other information on the average fees being paid by peer group companies. Non-executive Directors do not receive any performance-related incentives.

Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally and the remuneration arrangements for senior executives. These policies and practices are intended to attract, motivate and retain quality people.

Remuneration of Boral executives is structured to reflect Boral's performance and increase shareholder value. In determining or recommending remuneration and incentives for executives, regard is given to performance and comparable market rates.

Remuneration for senior executives comprises fixed or base remuneration and variable remuneration (incentives).

Fixed remuneration includes base salary, any non-cash benefits such as company cars and, in most instances, superannuation contributions. Fixed remuneration is generally set around the median paid by comparable companies for similar jobs.

There are both short-term and long-term incentives for executives.

Short-term incentives comprise cash bonuses. As long-term incentives, the Company makes annual grants to senior executives under the Boral Senior Executive Option Plan or the Boral Executive Share Plan.

Incentives for executives are directly related to business results, where the focus is on profit related to assets employed (Profit After Funding), and individual performance. With incentives being related to business results, the performance of the Company and the operating divisions is reflected in incentives awarded to senior executives.

Information regarding options issued during the year under the Boral Senior Executive Option Plan is provided in the Directors' Report.

Under the terms and conditions of the Boral Executive Share Plan, the Company makes an annual grant to a trust for the purpose of acquiring shares in the Company on the stockmarket and these shares are allocated to senior executives in the books of the trust. Executives are only entitled to a transfer of the shares in accordance with the terms and conditions of the Plan.

ETHICAL STANDARDS

The Board's policy is that Boral companies and employees must observe both the letter and spirit of the law, and adhere to high standards of business conduct and comply with best practice.

The Directors of Boral Limited ("the Company") present this report, together with the financial report of the Company and the consolidated financial report of the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2001 and the auditors' report thereon:

(1) REVIEW OF OPERATIONS
The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman and Chief Executive Review on pages 4 to 9.

(2) STATE OF AFFAIRS
There were no significant changes in Boral's state of affairs during the year.

(3) PRINCIPAL ACTIVITIES AND CHANGES
Boral's principal activities are the manufacture and supply of building and construction materials and are referred to in greater detail on pages 12 to 21. There were no significant changes in the nature of those activities during the year.

(4) EVENTS AFTER END OF FINANCIAL YEAR
There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

(5) FUTURE DEVELOPMENTS AND RESULTS
Other than matters referred to under the heading "Outlook" in the Chairman and Chief Executive Review on pages 8 and 9, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

(6) ENVIRONMENTAL PERFORMANCE
Details of Boral's performance in relation to environmental regulation are set out on pages 22 to 24.

(7) DIVIDENDS PAID OR DECLARED
Dividends paid to members during the year were:

	Total Dividend $'000
The final dividend of 9 cents per ordinary share (unfranked) for the year ended 30 June 2000 was paid on 13 October 2000	51,125
The interim dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 34% corporate tax rate) for the year was paid on 17 April 2001	51,125

The final dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 15 October 2001.

(8) NAMES OF DIRECTORS
The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A Alexander
E John Cloney
Rodney T Halstead
Kenneth J Moss
Rodney T Pearse
Mark R Rayner
J Roland Williams.

All of these persons have been Directors at all times during and since the end of the year.

(9) OPTIONS
Details of options that are granted over unissued shares of the Company are:

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	213,000	22 October 2001	$4.63
(ii)	1,160,000	11 December 2002	$5.26
(iii)	30,000	2 March 2003	$5.26
(iv)	930,000	4 December 2003	$3.00
(v)	160,000	19 January 2004	$3.00
(vi)	1,250,000	1 February 2004	$4.04
(vii)	1,684,550	6 December 2004	$3.18
(viii)	750,000	1 March 2005	$2.28
(ix)	750,000	13 November 2005	$2.28
(x)	5,045,800	8 December 2005	$1.97

Tranches (i) to (vii) have been issued since year-end to persons who hold options previously granted by Origin Energy Limited ("Origin") prior to the demerger of the Company from Origin and who have accepted offers seeking agreement to the exercise price of each Origin option being reduced to reflect the fact that following the demerger, Origin no longer holds the Company's building and construction materials businesses and to the holder being issued with options over shares in the Company in the same number as the number of Origin options held and having the exercise prices specified above in respect of each tranche. The demerger resulted in every two Origin options being consolidated into one Origin option and the Scheme Booklet relating to the demerger expressed an intention that such offers be made. The exercise hurdle for each option issued by the Company is subject to the same percentage increase in share price or total shareholder return as required by the original exercise hurdle for the corresponding Origin option.

Tranches (ix) and (x) were issued during the year in accordance with the Boral Senior Executive Option Plan. Details of options granted to Mr R T Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr Pearse was approved by shareholders at the Company's annual general meeting held on 13 November 2000. In regard to these options:

- the options are exercisable at any time after the third anniversary of grant and prior to the fifth anniversary of grant
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return ("TSR") of the Company to the TSR of 49 companies in a Reference Group during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

If at any time during the period during which options are otherwise exercisable, the ranking of the TSR of the Company:	The percentage of options which become exercisable is:
Does not reach the 25th percentile of the TSR of the companies in the Reference Group	0%
Reaches the 25th percentile of the TSR of the companies in the Reference Group	25%*
Reaches the 50th percentile of the TSR of the companies in the Reference Group	50%*
Reaches or exceeds the 75th percentile of the TSR of the companies in the Reference Group	100%

* The percentage of options which become exercisable increases proportionately from the 25th percentile up to the 50th percentile and proportionately from the 50th percentile up to the 75th percentile.

For the purposes of the above, the TSR of the Company and each company in the Reference Group is measured by the index maintained by Australian Stock Exchange Limited which calculates the share price movement of shares after the notional reinvestment of dividends paid on the shares in the purchase of additional shares at the market price prevailing on the date the shares begin trading ex the relevant dividend.

Each option entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. No shares or interests were issued during or since the end of the year as a result of the exercise of any options. No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

Full details of all persons who currently hold options are entered on the Company's register of optionholders at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW and the register may be inspected free of charge.

(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity.

During the year, Boral paid premiums in respect of Directors' and officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2001 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2002. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been Directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Each Director's qualifications, experience and special responsibilities are set out on page 31.

(12) MEETINGS OF DIRECTORS

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

	Board of Directors		Audit Committee		Compensation Committee	
	Meetings held while a Director	Meetings Attended	Meetings held while a Member	Meetings Attended	Meetings held while a Member	Meetings Attended
E A Alexander	12	12	5	5	–	–
E J Cloney	12	10	–	–	2	2
R T Halstead	12	11	5	5	–	–
K J Moss	12	12	–	–	2	2
R T Pearse	12	12	–	–	–	–
M R Rayner	12	11	–	–	2	2
J R Williams	12	11	5	4	–	–

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended the Meetings held by those Committees.

(13) DIRECTORS' SHAREHOLDINGS

Details of each Director's interests in the shares and other securities of the Company are:

	Shares	Executive Share Plan	Options
E A Alexander	11,745	–	–
E J Cloney	14,100	–	–
R T Halstead	10,957	–	–
K J Moss	11,000	–	–
R T Pearse	74,742	12,127a	b
M R Rayner	10,000	–	–
J R Williams	15,000	–	–

The shares are held in the name of the Director except in the case of Mr E J Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K J Moss, 11,000 shares are held by K J and G A Moss and in the case of Mr M R Rayner, 9,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr Pearse are:

Number of Options	Expiry Date	Exercise Price
50,000	22 October 2001	$4.63
50,000	11 December 2002	$5.26
50,000	4 December 2003	$3.00
71,500	6 December 2004	$3.18
750,000	1 March 2005	$2.28
750,000	13 November 2005	$2.28

(14) EMOLUMENTS OF DIRECTORS AND OFFICERS

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is under Remuneration on page 33.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are set out below.

EMOLUMENTS – NON-EXECUTIVE DIRECTORS, EXECUTIVE DIRECTOR AND BORAL OFFICERS

	Board Fees $	Committee Fees $	Other $	Statutory Superannuation Contributions[b] $	Total $
E A Alexander	58,000	9,000	–	5,360	72,360
E J Cloney	58,000	3,000	–	4,880	65,880
R T Halstead	58,000	6,000	–	5,120	69,120
K J Moss	145,000	5,000	18,070[a]	8,700	176,770
M R Rayner	58,000	3,000	–	4,880	65,880
J R Williams	58,000	6,000	–	5,120	69,120

a Value of car parking and associated fringe benefits tax.

b The superannuation entitlements attributable to these contributions are deducted for the Director's retiring allowance when he/she leaves the Board.

	Fixed Remuneration A$	Superannuation Contribution A$	Variable Remuneration A$	Boral Limited Options Awarded A$	Executive Share Plan – Vested Benefit A$	Total Remuneration A$
Executive Director						
R T Pearse	1,297,987	21,750	829,200	Number 750,000 Value A$146,250	28,382	2,323,569
Boral officers						
D Brown President, USA	668,093	95,682	290,444	Number 335,700 Value A$44,866	5,123	1,104,208
E S Severin Executive General Manager, Australian Construction Materials	451,900	69,503	93,381	Number 243,100 Value A$32,490	–	647,274
P J Jobe Executive General Manager, Cement	408,000	9,583	132,285	Number 204,500 Value A$27,331	–	577,199
D J Irvine Chief Financial Officer	418,870	–	91,560	Number 200,000 Value A$26,730	–	537,160
W R Batstone Executive General Manager, Plasterboard	338,385	54,782	107,486	Number 165,800 Value A$22,159	5,172	527,984

The Boral officers in the table are current officers. During the year, a number of executive officers including Messrs K A Mitchelhill and H Petropoulos ceased employment. The emoluments including termination payments received by these officers consistent with market practice were $1,097,775 in the case of Mr Mitchelhill and $626,642 in the case of Mr Petropoulos.

(15) Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors.

Kenneth J Moss
DIRECTOR
Sydney, 7 September 2001

Rodney T Pearse
DIRECTOR

for year ended 30 June	Note	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions
Sales revenue		3,280.2	4,011.8	2,384.3
Interest revenue		44.4	56.4	35.3
Other revenue		160.2	173.3	97.4
Total revenue from ordinary activities		**3,484.8**	**4,241.5**	**2,517.0**
Depreciation and amortisation		(189.0)	(202.8)	(127.1)
Other expenses from ordinary activities, excluding borrowing costs expense		(2,976.4)	(3,673.6)	(2,187.3)
Total expenses from ordinary activities, excluding borrowing cost expense		**(3,165.4)**	**(3,876.4)**	**(2,314.4)**
Borrowing cost expense		(114.1)	(145.9)	(84.5)
Share of net profit of associates and joint ventures attributable to members		26.2	18.6	16.0
Profit from ordinary activities before income tax expense		**231.5**	**237.8**	**134.1**
Income tax expense relating to ordinary activities		(77.8)	(69.5)	(28.3)
Profit from ordinary activities after related income tax expense	6	**153.7**	**168.3**	**105.8**
Profit/(loss) from extraordinary items after related income tax expense		–	–	–
Net profit		**153.7**	**168.3**	**105.8**
Net (profit)/loss attributable to outside equity interest		(0.3)	0.4	–
Net profit attributable to members of the parent entity		**153.4**	**168.7**	**105.8**
Non-owner transaction changes in equity				
Write-down of land and buildings through asset revaluation reserve		–		(0.8)
Net exchange difference on translation of assets and liabilities of overseas controlled entities		116.6		43.0
Net exchange difference on translation of long-term borrowings net of income tax benefit		(94.0)		(27.3)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		22.6		14.9
Total changes in equity other than those resulting from transactions with owners as owners		**176.0**		**120.7**
Basic earnings per share: Weighted average number of ordinary shares used in the calculation of basic earnings per share		568,050,178	568,050,178	265,634,364
Basic earnings per share		27.0c	29.7c	39.8c
Diluted earnings per share are not materially different from basic earnings per share				

The statement of financial performance should be read in conjunction with the discussion and analysis on page 44 and the notes to the financial statements set out on pages 40 to 43.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in note 2.

as at 30 June	Note	Consolidated 2001 $ millions	2000 $ millions
CURRENT ASSETS			
Cash assets		34.7	46.5
Receivables		662.6	703.9
Inventories		373.9	337.4
Other		37.4	35.7
TOTAL CURRENT ASSETS		1,108.6	1,123.5
NON-CURRENT ASSETS			
Receivables		48.7	57.0
Inventories		39.9	42.2
Investments accounted for using the equity method		323.4	182.7
Other financial assets		0.3	0.5
Property, plant and equipment		2,114.1	2,123.0
Intangible assets		211.7	200.0
Deferred tax assets		147.7	133.8
Other		6.2	10.4
TOTAL NON-CURRENT ASSETS		2,892.0	2,749.6
TOTAL ASSETS		4,000.6	3,873.1
CURRENT LIABILITIES			
Payables		483.1	431.9
Interest-bearing liabilities		28.5	4.9
Current tax liabilities		22.9	19.3
Provisions		284.5	293.5
TOTAL CURRENT LIABILITIES		819.0	749.6
NON-CURRENT LIABILITIES			
Interest-bearing liabilities		989.0	1,002.6
Deferred tax liabilities		233.5	231.6
Provisions		104.6	111.9
TOTAL NON-CURRENT LIABILITIES		1,327.1	1,346.1
TOTAL LIABILITIES		2,146.1	2,095.7
NET ASSETS		1,854.5	1,777.4
EQUITY			
Contributed equity	7	1,556.7	1,556.7
Reserves		156.7	134.5
Retained profits	8	138.7	87.1
Equity attributable to members of Boral Limited		1,852.1	1,778.3
Outside equity interests		2.4	(0.9)
TOTAL EQUITY	10	1,854.5	1,777.4

The statement of financial position should be read in conjunction with the discussion and analysis on page 44 and the notes to the financial statements set out on pages 40 to 43.

STATEMENT OF CASH FLOWS

for year ended 30 June	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash received from customers	3,567.9	3,985.7	2,490.7
Cash paid to suppliers and employees	(3,223.0)	(3,405.8)	(2,100.7)
Dividends received	18.6	5.0	5.0
Interest received	44.7	57.3	38.1
Borrowing costs paid	(109.2)	(146.3)	(86.6)
Income taxes paid	(59.6)	(41.2)	(29.3)
NET CASH PROVIDED BY OPERATING ACTIVITIES	239.4	454.7	317.2
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(174.8)	(151.8)	(117.1)
Purchase of equity instruments	(103.9)	–	–
Proceeds from disposal of controlled entities	–	86.1	59.6
Proceeds from disposal of non-current assets	159.8	110.4	60.6
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES	(118.9)	44.7	3.1
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	(102.2)	(102.7)	–
New borrowings	345.5	266.1	145.7
Repayment of loans	(389.7)	(660.2)	(457.4)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(146.4)	(496.8)	(311.7)
Effect of exchange rate changes on cash	2.4	5.1	4.9
NET CHANGE IN CASH AND CASH EQUIVALENTS	(23.5)	7.7	13.5
Cash and cash equivalents at beginning of the year	42.7	35.0	29.2
Cash and cash equivalents at end of the year	19.2	42.7	42.7

The statement of cash flows should be read in conjunction with the discussion and analysis on page 44 and the notes to the financial statements set out on pages 40 to 43.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in note 2.

1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 *Concise Financial Reports* and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. It has been prepared on the historical cost accounting basis.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

2. BASIS OF PREPARATION OF PROFORMA CONSOLIDATED ACCOUNTS

Boral Limited, the holding company for the building and construction materials businesses, was demerged from the former Boral Limited (now named Origin Energy Limited) effective 1 January 2000. As part of the preparation for the demerger, Boral Limited (formerly Blue Circle Southern Cement Limited) acquired from Origin Energy Limited companies owning certain of the building and construction materials business at various dates. Due to the timing of these acquisitions, the consolidated results of Boral Limited and its controlled entities for statutory financial reporting reflect trading for periods ranging from 7 to 12 months during the year ended 30 June 2000. Accordingly, proforma accounts have been prepared to present the operating result of the building and construction materials businesses for the year ended 30 June 2000 where appropriate as if those entities had been controlled by Boral Limited for the entire reporting period. Significant accounting policies used by the consolidated entity have been consistently applied in the preparation of the proforma consolidated accounts.

Assumptions used in preparing the proforma statements of financial performance reflect: the sharing of corporate costs between Boral Limited and Origin Energy Limited up to the date of the demerger; the sharing of interest costs based on the allocation of debt between the two entities; and an allocation of the tax charge based on the charges borne by the entities included in the proforma financial statements. The proforma consolidated accounts were not audited but have been subject to independent review by KPMG.

3. RECLASSIFICATION OF FINANCIAL INFORMATION

Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 *Statement of Financial Performance*, AASB 1034 *Financial Report Presentation and Disclosures* and the new AASB 1040 *Statement of Financial Position*.

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to note 8.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed separately in note 6. These items are no longer identified separately on the face of the statement of financial performance.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the statement of financial position:

- investments accounted for using the equity method, previously presented within other financial assets
- deferred tax assets, previously presented within other non-current assets
- current tax liabilities, previously presented within current provisions
- deferred tax liabilities, previously presented within non-current provisions.

4. CHANGE IN ACCOUNTING POLICY

The Directors have elected to early adopt the revised AASB 1041 *Revaluation of Non-current Assets* approved by the Australian Accounting Standards Board in July 2001 and have applied this standard for the first time from 1 July 2000. The standard requires each class of non-current asset, other than inventories, foreign currency monetary assets, goodwill, investments valued using the equity accounting method and other assets measured at net market value where the market value movements are recognised in the statement of financial performance, to be measured on either the cost or fair value basis. The consolidated entity has applied AASB 1041 as follows:

Land and buildings: The consolidated entity has adopted the cost basis for land and buildings and has deemed the cost of land and buildings to be equal to the carrying value of land and buildings as at 1 July 2000. The gross carrying value brought forward at 1 July comprises $799.4 million carried at cost of acquisition and $82.1 million carried at independent valuation. The change in accounting policy has no financial effect in the current or prior periods. As a consequence of making this election on adoption of AASB 1041 the full amount of the asset revaluation reserve is no longer available for asset write-downs.

Other non-current assets: The consolidated entity has continued to adopt the cost basis for other non-current assets such as receivables, plant and equipment, timber licences, plantation costs, mineral reserves, establishment expenses, patents, trademarks and licences.

SEGMENTS

	2001 $ millions	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%	2001 $ millions	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%	2001 $ millions	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%
	Revenue*						Operating profit**						Assets					
INDUSTRY SEGMENTS																		
Building products	**1,528.6**	46.6	1,935.9	48.2	1,120.5	47.0	**164.6**	62.8	208.4	57.8	109.4	49.2	**2,010.5**	50.7	1,824.8	47.7	1,824.8	47.7
Construction materials ***	**1,746.5**	53.2	1,932.0	48.2	1,218.1	51.1	**116.4**	44.4	173.7	48.2	127.6	57.3	**1,830.6**	46.2	1,816.2	47.5	1,816.2	47.5
Discontinued activities	**5.1**	0.2	143.9	3.6	45.7	1.9	**0.6**	0.2	(1.7)	(0.5)	(2.4)	(1.1)	**12.5**	0.3	45.5	1.2	45.5	1.2
Corporate	**–**	–	–	–	–	–	**(6.4)**	(2.4)	(7.9)	(2.2)	(3.1)	(1.4)	**112.0**	2.8	139.6	3.6	139.6	3.6
Non-trading activities	**–**	–	–	–	–	–	**(13.0)**	(5.0)	(12.0)	(3.3)	(8.9)	(4.0)	**–**	–	–	–	–	–
Segment Total	**3,280.2**	100.0	4,011.8	100.0	2,384.3	100.0	**262.2**	100.0	360.5	100.0	222.6	100.0	**3,965.6**	100.0	3,826.1	100.0	3,826.1	100.0
Disposal and restructure of businesses	**–**		–		–		**39.0**		(33.2)		(39.3)		**–**		–		–	
Net interest expense	**–**		–		–		**(69.7)**		(89.5)		(49.2)		**–**		–		–	
Cash and investments ****	**–**		–		–		**–**		–		–		**35.0**		47.0		47.0	
	3,280.2		4,011.8		2,384.3		**231.5**		237.8		134.1		**4,000.6**		3,873.1		3,873.1	
GEOGRAPHICAL SEGMENTS																		
Australia ***	**2,477.9**	75.5	3,102.8	77.3	1,895.7	79.6	**179.5**	68.5	298.5	82.9	195.5	87.8	**2,678.4**	67.6	2,808.8	73.5	2,808.8	73.5
United States of America	**756.3**	23.1	661.7	16.5	387.2	16.2	**99.3**	37.9	97.5	27.0	51.1	23.0	**922.8**	23.3	734.7	19.2	734.7	19.2
Other overseas	**40.9**	1.2	103.4	2.6	55.7	2.3	**2.2**	0.8	(13.9)	(3.9)	(9.6)	(4.3)	**239.9**	6.0	97.5	2.5	97.5	2.5
Discontinued activities	**5.1**	0.2	143.9	3.6	45.7	1.9	**0.6**	0.2	(1.7)	(0.5)	(2.4)	(1.1)	**12.5**	0.3	45.5	1.2	45.5	1.2
Corporate	**–**	–	–	–	–	–	**(6.4)**	(2.4)	(7.9)	(2.2)	(3.1)	(1.4)	**112.0**	2.8	139.6	3.6	139.6	3.6
Non-trading activities	**–**	–	–	–	–	–	**(13.0)**	(5.0)	(12.0)	(3.3)	(8.9)	(4.0)	**–**	–	–	–	–	–
Segment Total	**3,280.2**	100.0	4,011.8	100.0	2,384.3	100.0	**262.2**	100.0	360.5	100.0	222.6	100.0	**3,965.6**	100.0	3,826.1	100.0	3,826.1	100.0
Disposal and restructure of businesses	**–**		–		–		**39.0**		(33.2)		(39.3)		**–**		–		–	
Net interest expense	**–**		–		–		**(69.7)**		(89.5)		(49.2)		**–**		–		–	
Cash and investments ****	**–**		–		–		**–**		–		–		**35.0**		47.0		47.0	
	3,280.2		4,011.8		2,384.3		**231.5**		237.8		134.1		**4,000.6**		3,873.1		3,873.1	

* Revenue represents external sales from operating activities and equity accounted profit. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Construction materials industry segment and Australia geographical segment include a current period operating profit before tax of $24.3 million arising from quarry end use activities that have commenced in the current year.
**** Cash and investments excludes investments in associates and interests in partnerships in the current period which have been allocated to their respective segments.

INDUSTRY AND GEOGRAPHICAL SEGMENTS:

Building products	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
Other overseas	Asia, New Zealand.
Discontinued activities	Tyre retreading and retailing, natural stone, brick and quarry operations in Europe.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in note 2.

6 OPERATING PROFIT

	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY			
Profit on sale of businesses	39.0	9.2	3.1
Tax (expense)/benefit	(12.6)	0.1	(1.1)
Provision for insurance recovery losses and legal claims	(13.0)	–	–
Tax benefit	2.4	–	–
GST implementation costs	–	(12.0)	(8.9)
Tax benefit	–	4.3	3.2
Provision for asset write-downs	–	(42.4)	(42.4)
Tax benefit	–	12.3	12.3
Benefit arising from restatement of deferred tax balances due to tax rate change	–	–	–
Tax benefit	–	16.5	16.5

7 CONTRIBUTED EQUITY

	Consolidated 2001 $ millions	Consolidated 2000 $ millions
ISSUED AND PAID-UP CAPITAL		
568,050,178 (2000: 568,050,178) ordinary shares, fully paid	1,556.7	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the financial year	1,556.7	59.1
Shares issued:		
453,502,027 shares, fully paid *	–	1,497.6
Balance at the end of the financial year	1,556.7	1,556.7

* Subscribed for by Origin Energy Limited to enable the demerger to take effect. Following a one for two consolidation of Origin Energy Limited's shares, Origin Energy Limited transferred to each of its shareholders one Boral Limited share for each Origin Energy Limited Share held by the shareholder.

Boral Limited has granted the following options pursuant to the Boral Senior Executive Option Plan to subscribe for fully paid ordinary shares in the capital of Boral Limited. No options have been exercised.

	Issue Date	Number Issued	Exercise Price	Expiry Date
	01.03.2000	750,000	$2.28	01.03.2005
	13.11.2000	750,000	$2.28	13.11.2005
	08.12.2000	5,045,800	$1.97	08.12.2005
Note: Options over Boral Limited shares issued since 30 June 2001 to holders of Origin Energy Limited executive options reflecting the reorganisation which arose from the demerger.		213,000	$4.63	22.10.2001
		1,160,000	$5.26	11.12.2002
		30,000	$5.26	02.03.2003
		930,000	$3.00	04.12.2003
		160,000	$3.00	19.01.2004
		1,250,000	$4.04	01.02.2004
		1,684,550	$3.18	06.12.2004

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in note 2.

	Consolidated 2001 $ millions	2000 $ millions
8 RETAINED PROFITS		
Retained profits at beginning of year	87.1	32.5
Net profit attributable to members of the parent entity	153.4	105.8
Transfer from/(to) asset revaluation reserve	0.4	(0.1)
Dividends	(102.2)	(51.1)
Retained profits at the end of the year	138.7	87.1
9 DIVIDENDS		
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 17 April 2001	51.1	–
Final dividend of 9 cents per share, franked to 3.15 cents per share, payable 15 October 2001 (2000 paid: 13 October 2000)	51.1	51.1
	102.2	51.1

DIVIDEND FRANKING ACCOUNT

The balance of the franking account as at 30 June 2001 is $nil after adjusting for franking credits/(debits) that will arise from the payment/(refund) of the provision for income tax and franking debits that will arise from the payment of dividends recognised as a liability at year-end.

At the date of this report the Company anticipates that the interim and final dividends for the 2001/2002 year will be partly franked.

10 TOTAL EQUITY RECONCILIATION		
Total equity at beginning of year	1,777.4	1,711.7
Total changes in parent entity interest in equity recognised in statement of financial performance	176.0	120.7
Transactions with owners as owners: Dividends	(102.2)	(51.1)
Total changes in outside equity interest	3.3	(3.9)
Total equity at end of year	1,854.5	1,777.4
11 CONTINGENT LIABILITIES		
Unsecured:		
Bank guarantees	7.0	5.8
Other items	1.6	1.6
	8.6	7.4

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Boral Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. Any liabilities arising from such lawsuits and claims, other than those which are already provided for as a liability in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

STATEMENT OF FINANCIAL PERFORMANCE

As a result of a significant cyclical decline in Australian construction and building activities and increased energy costs, Boral's net profit after tax declined by 9.1% to $153 million. Reflecting this downturn in activity, sales revenue for the period declined by 18.2% to $3,280 million.

The net profit included results from the newly formed Quarry End Use business unit and a $26 million gain arising from the disposal of timber businesses, primarily the Tasmanian Woodchip operations. Charges for insurance recovery losses and legal claims totalling $11 million were also recorded during the period. The cost initiatives implemented during the year reduced the impact of the revenue declines while interest charges reduced by 22% due to lower borrowings.

The sales revenues from the Australian operations declined by 20%, whilst sales revenues from the USA operations increased by 14% due to the favourable foreign exchange conversion.

EBIT before the profit on disposal of businesses declined from $361 million to $262 million. On an industry basis across geographical segments the EBIT from Construction Materials was $116 million and included $24 million arising from the commencement of the quarry end use activities. Building Products EBIT declined to $165 million, however, margins in Australia were substantially maintained due to pricing discipline and cost control initiatives while the US operation performed strongly in spite of higher energy costs and lower trading volumes.

After excluding the prior year adjustment for changes in Australian tax rates, income tax expense has declined by 10%. The decline is due to lower earnings, lower Australian tax rates and utilisation of capital losses. Excluding changes in tax rate adjustments the effective tax rate decreased from 36.2% in the prior year to 33.6% in 2001.

STATEMENT OF FINANCIAL POSITION

Shareholder funds increased by 4% to $1,855 million and net tangible assets increased to $1,643 million. Total assets employed increased by $127 million to $4 billion through acquisitions, offset by asset sales and a reduction in working capital. Working capital reduced by $56 million during the year.

Net borrowings increased by $22 million due to the net impact of cash flows from operations, asset divestments and strategic investments. This increase was after an unfavourable foreign currency translation adjustment due to the sharp decline of the Australian dollar (closing rate of US$0.5075) on borrowings of $31 million. Gearing – net debt to equity – reduced slightly from 54% to 53%.

EBIT interest cover also improved from 3.7 to 4.3 times during the year.

CASH FLOW

Cash flow from operations has reduced to $239 million due to lower net profit. Cash flow applied to capital expenditure was $175 million, which included "stay in business" expenditure of $104 million representing 61% of depreciation. This was below the target maximum of 70% of depreciation set for the three years commencing in 2000.

The investment in the Lafarge Boral Asian joint venture increased by $102 million due to the funding of the investment in Siam Gypsum in Thailand.

Cash flows from operations have been supplemented by divestment proceeds of $160 million. These proceeds are mainly arising from the sale of Boral's Tasmanian Woodchip operations and part disposal of the Windows operations.

Dividends distributed to shareholders during the year totalled $102 million.

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited, the accompanying concise financial report of the consolidated entity, comprising Boral Limited and its controlled entities, for the year ended 30 June 2001 set out on pages 37 to 44:

(a) has been derived from or is consistent with the full financial report for the financial year;

(b) complies with Accounting Standard AASB 1039 *Concise Financial Reports*; and

(c) the unaudited proforma comparative consolidated financial information set out on pages 37 to 44 has been prepared using assumptions that appropriately reflect the transactions of the consolidated entity as if it had been in existence for the reporting periods shown and is consistent with the unaudited proforma consolidated financial information presented in the full financial report.

Signed in accordance with a resolution of the Directors:

Kenneth J Moss
DIRECTOR

Rodney T Pearse
DIRECTOR
Sydney, 7 September 2001

INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF BORAL LIMITED

Scope

We have audited the concise financial report of Boral Limited and its controlled entities for the financial year ended 30 June 2001, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 11, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 37 to 44, and the proforma comparative information for the year ended 30 June 2000, which represents the proforma results and cash flows of the consolidated entity's operations as if the consolidated entity had been in existence for the year ended 30 June 2000 (hereafter referred to as the "proforma comparative financial information"), in order to express an opinion on it to the members of the Company. The Company's Directors are responsible for the concise financial report, including the preparation of the proforma comparative financial information and the assumptions used in its preparation.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Boral Limited and its controlled entities for the year ended 30 June 2001. Our audit report on the full financial report was signed on 7 September 2001, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 *Concise Financial Reports* issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion:

- the concise financial report of Boral Limited and its controlled entities for the year ended 30 June 2001 complies with AASB 1039 *Concise Financial Reports*; and
- the proforma comparative financial information is in accordance with the assumptions described in the note "Basis of preparation of proforma consolidated accounts".

KPMG

D K Jukes
PARTNER
Sydney, 7 September 2001

SHARE INFORMATION

Information as at 31 August 2001

DISTRIBUTION SCHEDULE OF SHAREHOLDERS

Size of Shareholding	Number of Shareholders	% of Ordinary Shares
(a) in the categories:		
1 – 1,000	57,135	4.91
1,001 – 5,000	42,117	16.74
5,001 – 10,000	6,102	7.60
10,001 – 100,000	3,160	11.54
100,001 and over	174	59.21
	108,688	100.00
(b) holding less than a marketable parcel (144 shares)	7,689	0.08

VOTING RIGHTS – ORDINARY SHARES

On a show of hands every person present, who is a member or proxy, attorney or representative of a member, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each share held by him or her.

SUBSTANTIAL SHAREHOLDERS

Maple-Brown Abbott Limited, by a notice of change in interests of substantial shareholder dated 23 August 2001, advised that it and its associates were entitled to 41,789,601 ordinary shares (7.36% of the ordinary shares).

National Australia Bank Limited, by a notice of initial substantial shareholder dated 29 March 2001, advised that it and its associates were entitled to 32,766,540 ordinary shares (5.77% of the ordinary shares).

Perpetual Trustees Australia Limited, by a notice of initial substantial shareholder dated 25 July 2001, advised that it and its associates were entitled to 28,509,900 ordinary shares (5.02% of the ordinary shares).

TWENTY LARGEST SHAREHOLDERS

	Ordinary Shares	% of Ordinary Shares
Chase Manhattan Nominees Limited	49,649,502	8.74
National Nominees Limited	43,037,888	7.58
Westpac Custodian Nominees Limited	29,745,736	5.24
RBC Global Services Australia Nominees Pty Limited	20,599,800	3.63
HSBC Custody Nominees (Australia) Limited	19,212,634	3.38
Perpetual Trustees Nominees Limited	18,252,589	3.21
MLC Limited	17,060,903	3.00
AMP Life Limited	15,463,423	2.72
Commonwealth Custodial Services Limited	9,692,014	1.71
Queensland Investment Corporation	9,495,049	1.67
ANZ Nominees Limited	9,419,893	1.66
AMP Nominees Pty Limited	7,614,693	1.34
Citicorp Nominees Pty Limited	6,765,314	1.19
Perpetual Nominees Limited	5,846,894	1.03
CSS Board	3,980,204	0.70
Australian Foundation Investment Company Limited	3,599,712	0.63
Suncorp General Insurance Limited	3,428,256	0.60
PSS Board	2,919,222	0.51
Suncorp Life & Superannuation Limited	2,811,147	0.49
Perpetual Trustees Australia Limited	2,809,596	0.49
	281,404,469	49.52

There is no current on-market buy-back of ordinary shares.

SHAREHOLDER COMMUNICATIONS
Enquiries or notifications by shareholders regarding their shareholdings or dividends should be directed to Boral's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14
South Sydney NSW 1232 Australia

Telephone: (02) 8280 7133
International: +61 2 8280 7133

Facsimile: (02) 9261 8489
International: +61 2 9261 8489

Shareholders can access their shareholding records via Boral's website (www.boral.com.au)

Shareholders can also send queries to the share registry via email:

Internet: www.registrars.aprl.com.au
Email: registrars@aprl.com.au

DIVIDENDS
The final dividend for the 2000/2001 year of 9.0 cents per share will be paid by Boral on 15 October 2001. The dividend will be 35% franked.

All companies are required by law to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends and interest payable to investors who have not supplied their Tax File Number (TFN). Tax will not be deducted from the franked portion of dividends. Certain pensioners are exempt from supplying their TFNs.

Shareholders who wish dividends to be paid directly to bank, building society or credit union accounts in Australia should telephone the share registry for an application form. Application forms for direct credit of dividends are also available to be downloaded via the ASX Perpetual Registrars Limited website. The payments are electronically credited on the dividend payment date and confirmed by payment advices sent through the mail to the shareholder's registered address.

Please note the instructions received remain in force until amended or cancelled in writing.

Shareholders who receive dividends by cheque are requested to bank these payments as soon as possible. This will avoid the possibility of shareholders losing cheques or overlooking banking them.

DIVIDEND REINVESTMENT PLAN
As an alternative to receiving cash dividends, shareholders may elect by notification to the share registry in writing to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Boral ordinary shares.

UNCERTIFICATED FORMS OF SHAREHOLDING
Two forms of uncertificated holdings are available to Boral shareholders:

Issued Sponsored Holdings: This type of holding is sponsored by Boral and provides shareholders with the advantages of uncertificated holdings without the need to be sponsored by any particular stockbroker.

Broker Sponsored Holdings (CHESS): Shareholders may arrange to be sponsored by a stockbroker (or certain other financial institutions) and are required to sign a sponsorship agreement appointing the sponsor as their "controlling participant" for the purposes of CHESS. This type of holding is likely to attract regular stock market traders or those shareholders who have their share portfolio managed by a stockbroker.

Holding statements are issued to shareholders not later than five business days after the end of any month in which transactions alter the balance of a holding. Shareholders requiring replacement holding statements should be directed to their sponsoring participant.

Shareholders communicating with the share registry should have handy their Security Holder Reference Number (SRN) or Holder Identification Number (HIN) as it appears on the Issuer Sponsored/CHESS statements or dividend advices. For security reasons, shareholders should keep their Security Holder Reference Numbers confidential.

ANNUAL REVIEW MAILING LIST
Shareholders (whether Issuer or Broker Sponsored) not wishing to receive the Annual Review should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders are also able to update their preference via the ASX Perpetual Registrars Limited website or Boral's website. Unless shareholders have advised the Share Registry that they require no Annual Review or the full Annual Review, they will be sent the concise (short form) Annual Review.

CHANGE OF ADDRESS
Shareholders who are Issuer Sponsored should notify any change of address to the share registry promptly in writing quoting their Security Holder Reference Number, previous address and new address. Application forms for Change of Address are also available for download via the ASX Perpetual Registrars Limited website or Boral's website. Broker Sponsored (CHESS) holders must advise their sponsoring broker of the change.

INFORMATION ON BORAL
Boral has a comprehensive internet site featuring news items, announcements, corporate information and a wide range of product and service information. Boral's internet address is www.boral.com.au

The Annual Review is the main source of information for shareholders. Other sources of information include:

February – the interim results announcement for the December half year. This announcement is sent to shareholders in mid-April at the time of payment of the interim dividend.

August – the annual results announcement.

October – the Annual General Meeting. The Chairman's Address to the Meeting is sent to shareholders shortly after the Meeting.

Requests for publications and other enquiries about Boral's affairs should be communicated to:

The Manager, Corporate Affairs
Boral Limited
GPO Box 910
SYDNEY NSW 1041

Enquiries can also be made via email: info@boral.com.au

SHARE TRADING AND PRICE
Boral shares are traded on Australian Stock Exchange Limited (ASX). The stock code under which they are traded is "BLD" and the details of trading activity are published in most daily newspapers under that abbreviation.

OFF-MARKET SHARE TRANSFERS
Stamp duty on transfers of listed shares was abolished on 1 July 2001. Share transfers dated after 1 July 2001 should be forwarded directly to ASX Perpetual Registrars Limited for registration.

as at 30 June	2001 $ millions	Proforma 2000 $ millions	Proforma 1999 $ millions
Sales revenue	3,280	4,012	3,914
Other operating revenue	205	230	127
Total group revenue	3,485	4,242	4,040
Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of businesses (EBITDA)	451	563	569
Depreciation, depletion and amortisation	189	203	216
Earnings before interest, tax and profit/(loss) from disposal of businesses	262	361	353
Profit/(loss) from disposal of businesses	39	(33)	
Profit before interest and tax	301	327	353
Net interest expense	(70)	(90)	(120)
Profit before tax	232	238	233
Income tax expense	(78)	(70)	(87)
Outside equity interests	–	–	3
Operating profit attributable to members of Boral Limited	153	169	150
Total assets	4,001	3,873	4,172
Total liabilities	2,146	2,096	2,455
Net assets	1,855	1,777	1,717
Shareholders' funds	1,855	1,777	1,717
Dividend paid or declared	102	102	102
Statistics			
Dividend per ordinary share	18¢	18¢	18¢
Dividend payout ratio	67%	61%	68%
Dividend cover	1.5	1.7	1.5
Earnings per ordinary share	27.0¢	29.7¢	26.3¢
Return on equity	8.3%	9.5%	8.7%
EBIT before profit/(loss) on disposal of businesses to sales	8.0%	9.0%	9.0%
EBIT before profit/(loss) on disposal of businesses to funds employed	9.2%	13.2%	11.2%
Net interest cover (times)	4.3	3.7	2.9
Gearing (net debt to equity)	53%	54%	83%
Gearing (net debt to net debt plus equity)	35%	35%	45%
Net tangible asset backing per share	$2.89	$2.78	$2.62

Note: Boral Limited was demerged from old Boral (Origin Energy Limited) during February 2000. The comparative figures for the year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction materials businesses for the full 12-month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

FINANCIAL CALENDAR

	2001		2002
EX DIVIDEND SHARE TRADING COMMENCES	17 SEPTEMBER	HALF YEAR PROFIT ANNOUNCEMENT	13 FEBRUARY
RECORD DATE FOR FINAL DIVIDEND	21 SEPTEMBER	EX DIVIDEND SHARE TRADING COMMENCES	18 MARCH
FINAL DIVIDEND PAYABLE	15 OCTOBER	RECORD DATE FOR INTERIM DIVIDEND	22 MARCH
ANNUAL GENERAL MEETING	29 OCTOBER	INTERIM DIVIDEND PAYABLE AND HALF YEAR REPORT MAILED TO SHAREHOLDERS	15 APRIL
ANNUAL GENERAL MEETING REPORT MAILED TO SHAREHOLDERS	NOVEMBER	YEAR END	30 JUNE
HALF YEAR END	31 DECEMBER	ANNUAL RESULTS ANNOUNCEMENT	21 AUGUST

BORAL LIMITED
Australian Company Number 008 421 761
Level 39, AMP Centre
50 Bridge Street Sydney NSW 2000
GPO Box 910 Sydney NSW 1041

Telephone: (02) 9220 6300
International: +61 2 9220 6300
Facsimile: (02) 9233 6605
International: +61 2 9233 6605
Internet: www.boral.com.au

STOCK EXCHANGE LISTING
Australian Stock Exchange Limited

SHARE REGISTER
c/- ASX Perpetual Registrars Limited
Level 8
580 George Street Sydney NSW 2000
Locked Bag A14 Sydney South NSW 1232

Telephone enquiries: (02) 8280 7133
International: +61 2 8280 7133
Facsimile: (02) 9261 8489
International: +61 2 9261 8489
Internet: www.registrars.aprl.com.au
Email: registrars@aprl.com.au

SECRETARY
Michael B Scobie

AUDITORS
KPMG
Chartered Accountants

BANKERS
Australia
National Australia Bank Limited
Westpac Banking Corporation

USA
Wachovia Corporate Services Inc

South-East Asia
Australia and New Zealand Banking Group Limited
Citibank NA

THE ANNUAL GENERAL MEETING OF BORAL LIMITED WILL BE HELD IN THE GRAND BALLROOM, 3RD FLOOR, THE WENTWORTH HOTEL, 61 PHILLIP STREET, SYDNEY ON MONDAY 29 OCTOBER 2001 AT 10.30AM.

Visit Boral's website www.boral.com.au for a range of shareholder information and company news, information about Boral's products and services, historical and general information, and as a convenient way to provide feedback to the company or request further information on-line.


Boral is a focused international building and construction materials supplier

In October, Boral will launch an upgrade to its website which will provide an improved customer segment based navigation system.


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BORAL LIMITED 2001 FINANCIAL REPORT



CONTENTS

DIRECTORS' REPORT · STATEMENTS OF FINANCIAL PERFORMANCE · STATEMENTS OF FINANCIAL POSITION · STATEMENTS OF CASH FLOWS
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES · NOTES TO THE FINANCIAL STATEMENTS · STATUTORY STATEMENTS · SHARE INFORMATION
SHAREHOLDER INFORMATION · FINANCIAL HISTORY · COMPANY INFORMATION

The Directors of Boral Limited ("the Company") present this report, together with the financial report of the Company and the consolidated financial report of the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2001 and the auditors' report thereon:

(1) REVIEW OF OPERATIONS
The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman and Chief Executive Review on pages 4 to 9 of the Annual Review.

(2) STATE OF AFFAIRS
There were no significant changes in Boral's state of affairs during the year.

(3) PRINCIPAL ACTIVITIES AND CHANGES
Boral's principal activities are the manufacture and supply of building and construction materials and are referred to in greater detail on pages 12 to 21 of the Annual Review. There were no significant changes in the nature of those activities during the year.

(4) EVENTS AFTER END OF FINANCIAL YEAR
There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

(5) FUTURE DEVELOPMENTS AND RESULTS
Other than matters referred to under the heading "Outlook" in the Chairman and Chief Executive Review on pages 8 and 9 of the Annual Review, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

(6) ENVIRONMENTAL PERFORMANCE
Details of Boral's performance in relation to environmental regulation are set out on pages 22 to 24 of the Annual Review.

(7) DIVIDENDS PAID OR DECLARED
Dividends paid to members during the year were:

	Total Dividend $'000
The final dividend of 9 cents per ordinary share (unfranked) for the year ended 30 June 2000 was paid on 13 October 2000	51,125
The interim dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 34% corporate tax rate) for the year was paid on 17 April 2001	51,125

The final dividend of 9 cents per ordinary share (franked to 3.15 cents per share at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 15 October 2001.

(8) NAMES OF DIRECTORS
The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A Alexander
E John Cloney
Rodney T Halstead
Kenneth J Moss
Rodney T Pearse
Mark R Rayner
J Roland Williams.

All of these persons have been Directors at all times during and since the end of the year.

(9) OPTIONS
Details of options that are granted over unissued shares of the Company are:

Tranche	Number of Options	Expiry Date	Exercise Price
(i)	213,000	22 October 2001	$4.63
(ii)	1,160,000	11 December 2002	$5.26
(iii)	30,000	2 March 2003	$5.26
(iv)	930,000	4 December 2003	$3.00
(v)	160,000	19 January 2004	$3.00
(vi)	1,250,000	1 February 2004	$4.04
(vii)	1,684,550	6 December 2004	$3.18
(viii)	750,000	1 March 2005	$2.28
(ix)	750,000	13 November 2005	$2.28
(x)	5,045,800	8 December 2005	$1.97

Tranches (i) to (vii) have been issued since year-end to persons who hold options previously granted by Origin Energy Limited ("Origin") prior to the demerger of the Company from Origin and who have accepted offers seeking agreement to the exercise price of each Origin option being reduced to reflect the fact that following the demerger, Origin no longer holds the Company's building and construction materials businesses and to the holder being issued with options over shares in the Company in the same number as the number of Origin options held and having the exercise prices specified above in respect of each tranche. The demerger resulted in every two Origin options being consolidated into one Origin option and the Scheme Booklet relating to the demerger expressed an intention that such offers be made. The exercise hurdle for each option issued by the Company is subject to the same percentage increase in share price or total shareholder return as required by the original exercise hurdle for the corresponding Origin option.

Tranches (ix) and (x) were issued during the year in accordance with the Boral Senior Executive Option Plan. Details of options granted to Mr R T Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr. Pearse was approved by shareholders at the Company's annual general meeting held on 13 November 2000. In regard to these options:

- the options are exercisable at any time after the third anniversary of grant and prior to the fifth anniversary of grant
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return ("TSR") of the Company to the TSR of 49 companies in a Reference Group during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

If at any time during the period during which options are otherwise exercisable, the ranking of the TSR of the Company:	The percentage of options which become exercisable is:
Does not reach the 25th percentile of the TSR of the companies in the Reference Group	0%
Reaches the 25th percentile of the TSR of the companies in the Reference Group	25%*
Reaches the 50th percentile of the TSR of the companies in the Reference Group	50%*
Reaches or exceeds the 75th percentile of the TSR of the companies in the Reference Group	100%

* The percentage of options which become exercisable increases proportionately from the 25th percentile up to the 50th percentile and proportionately from the 50th percentile up to the 75th percentile.

For the purposes of the above, the TSR of the Company and each company in the Reference Group is measured by the index maintained by Australian Stock Exchange Limited which calculates the share price movement of shares after the notional reinvestment of dividends paid on the shares in the purchase of additional shares at the market price prevailing on the date the shares begin trading ex the relevant dividend.

Each option entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. No shares or interests were issued during or since the end of the year as a result of the exercise of any options. No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

Full details of all persons who currently hold options are entered on the Company's register of optionholders at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW and the register may be inspected free of charge.

(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity.

During the year, Boral paid premiums in respect of Directors' and officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2001 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2002. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been Directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES

Each Director's qualifications, experience and special responsibilities are set out on page 31 of the Annual Review.

(12) MEETINGS OF DIRECTORS

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

	Board of Directors		Audit Committee		Compensation Committee	
	Meetings held while a Director	Meetings Attended	Meetings held while a member	Meetings Attended	Meetings held while a member	Meetings Attended
E A Alexander	12	12	5	5	–	–
E J Cloney	12	10	–	–	2	2
R T Halstead	12	11	5	5	–	–
K J Moss	12	12	–	–	2	2
R T Pearse	12	12	–	–	–	–
M R Rayner	12	11	–	–	2	2
J R Williams	12	11	5	4	–	–

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended the Meetings held by those Committees.

(13) DIRECTORS' SHAREHOLDINGS

Details of each Director's interests in the shares and other securities of the Company are:

	Shares	Executive Share Plan	Options
E A Alexander	11,745	–	–
E J Cloney	14,100	–	–
R T Halstead	10,957	–	–
K J Moss	11,000	–	–
R T Pearse	74,742	12,127a	b
M R Rayner	10,000	–	–
J R Williams	15,000	–	–

The shares are held in the name of the Director except in the case of Mr E J Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K J Moss, 11,000 shares are held by K J and G A Moss and in the case of Mr M R Rayner, 9,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr Pearse are:

Number of Options	Expiry Date	Exercise Price
50,000	22 October 2001	$4.63
50,000	11 December 2002	$5.26
50,000	4 December 2003	$3.00
71,500	6 December 2004	$3.18
750,000	1 March 2005	$2.28
750,000	13 November 2005	$2.28

(14) EMOLUMENTS OF DIRECTORS AND OFFICERS

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is under Remuneration on page 33 of the Annual Review.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are set out below.

EMOLUMENTS – NON-EXECUTIVE DIRECTORS, EXECUTIVE DIRECTOR AND BORAL OFFICERS

	Board Fees $	Committee Fees $	Other $	Statutory Superannuation Contributions[b] $	Total $
E A Alexander	58,000	9,000	–	5,360	72,360
E J Cloney	58,000	3,000	–	4,880	65,880
R T Halstead	58,000	6,000	–	5,120	69,120
K J Moss	145,000	5,000	18,070[a]	8,700	176,770
M R Rayner	58,000	3,000	–	4,880	65,880
J R Williams	58,000	6,000	–	5,120	69,120

a Value of car parking and associated fringe benefits tax.

b The superannuation entitlements attributable to these contributions are deducted for the Director's retiring allowance when he/she leaves the Board.

	Fixed Remuneration A$	Superannuation Contribution A$	Variable Remuneration A$	Boral Limited Options Awarded A$	Executive Share Plan – Vested Benefit A$	Total Remuneration A$
Executive Director						
R T Pearse	1,297,987	21,750	829,200	Number 750,000 Value A$146,250	28,382	2,323,569
Boral officers						
D Brown President, USA	668,093	95,682	290,444	Number 335,700 Value A$44,866	5,123	1,104,208
E S Severin Executive General Manager, Australian Construction Materials	451,900	69,503	93,381	Number 243,100 Value A$32,490	–	647,274
P J Jobe Executive General Manager, Cement	408,000	9,583	132,285	Number 204,500 Value A$27,331	–	577,199
D J Irvine Chief Financial Officer	418,870	–	91,560	Number 200,000 Value A$26,730	–	537,160
W R Batstone Executive General Manager, Plasterboard	338,385	54,782	107,486	Number 165,800 Value A$22,159	5,172	527,984

The Boral officers in the table are current officers. During the year, a number of executive officers including Messrs K A Mitchelhill and H Petropoulos ceased employment. The emoluments including termination payments received by these officers consistent with market practice were $1,097,775 in the case of Mr Mitchelhill and $626,642 in the case of Mr Petropoulos.

(15) Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the Directors.

Kenneth J. Moss
DIRECTOR
Sydney, 7 September 2001

Rodney T. Pearse
DIRECTOR

STATEMENTS OF FINANCIAL PERFORMANCE

for year ended 30 June	Note	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
Sales revenue	2	3,280.2	4,011.8	2,384.3	–	218.7
Interest revenue	2	44.4	56.4	35.3	158.5	92.9
Other revenue	2	160.2	173.3	97.4	351.1	26.4
Total revenue from ordinary activities		**3,484.8**	**4,241.5**	**2,517.0**	**509.6**	**338.0**
Depreciation and amortisation	2	(189.0)	(202.8)	(127.1)	(25.2)	(23.1)
Other expenses from ordinary activities, excluding borrowing costs expense		(2,976.4)	(3,673.6)	(2,187.3)	(181.8)	(244.9)
Total expenses from ordinary activities, excluding borrowing cost expense	2	**(3,165.4)**	**(3,876.4)**	**(2,314.4)**	**(207.0)**	**(268.0)**
Borrowing cost expense	2	(114.1)	(145.9)	(84.5)	(128.1)	(84.8)
Share of net profit of associates and joint ventures attributable to members	7	26.2	18.6	16.0	–	–
Profit/(loss) from ordinary activities before income tax expense		**231.5**	**237.8**	**134.1**	**174.5**	**(14.8)**
Income tax (expense)/benefit relating to ordinary activities	3	(77.8)	(69.5)	(28.3)	30.9	9.7
Profit/(loss) from ordinary activities after related income tax expense		**153.7**	**168.3**	**105.8**	**205.4**	**(5.1)**
Profit/(loss) from extraordinary items after related income tax expense		–	–	–	–	–
Net profit/(loss)		**153.7**	**168.3**	**105.8**	**205.4**	**(5.1)**
Net (profit)/loss attributable to outside equity interest		(0.3)	0.4	–	–	–
Net profit/(loss) attributable to members of the parent entity	21	**153.4**	**168.7**	**105.8**	**205.4**	**(5.1)**
Non-owner transaction changes in equity						
Write-down of land and buildings through asset revaluation reserve	20	–		(0.8)	–	(0.9)
Net exchange difference on translation of assets and liabilities of overseas controlled entities	20	116.6		43.0	–	–
Net exchange difference on translation of long-term borrowings net of income tax benefit	20	(94.0)		(27.3)	–	–
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		22.6		14.9	–	(0.9)
Total changes in equity other than those resulting from transactions with owners as owners		**176.0**		**120.7**	**205.4**	**(6.0)**
Basic earnings per share:						
Weighted average number of ordinary shares used in the calculation of basic earnings per share		568,050,178	568,050,178	265,634,364		
Basic earnings per share		27.0c	29.7c	39.8c		
Diluted earnings per share are not materially different from basic earnings per share						

The statements of financial performance should be read in conjunction with the accompanying notes set out on pages 7 to 40, which form an integral part of the financial statements.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

STATEMENTS OF FINANCIAL POSITION

BORAL LIMITED AND CONTROLLED ENTITIES

		Consolidated		Boral Limited	
as at 30 June	Note	2001 $ millions	2000 $ millions	2001 $ millions	2000 $ millions
CURRENT ASSETS					
Cash assets		34.7	46.5	22.8	41.8
Receivables	5	662.6	703.9	4,830.2	4,889.3
Inventories	6	373.9	337.4	–	–
Other	12	37.4	35.7	4.4	17.2
TOTAL CURRENT ASSETS		1,108.6	1,123.5	4,857.4	4,948.3
NON-CURRENT ASSETS					
Receivables	5	48.7	57.0	–	–
Inventories	6	39.9	42.2	–	–
Investments accounted for using the equity method	7	323.4	182.7	–	–
Other financial assets	8	0.3	0.5	59.5	52.1
Property, plant and equipment	9	2,114.1	2,123.0	312.5	316.8
Intangible assets	10	211.7	200.0	–	0.8
Deferred tax assets	11	147.7	133.8	46.0	8.1
Other	12	6.2	10.4	0.1	0.1
TOTAL NON-CURRENT ASSETS		2,892.0	2,749.6	418.1	377.9
TOTAL ASSETS		4,000.6	3,873.1	5,275.5	5,326.2
CURRENT LIABILITIES					
Payables	13	483.1	431.9	2,459.0	1,955.2
Interest-bearing liabilities	14	28.5	4.9	112.7	–
Current tax liabilities	17	22.9	19.3	25.1	4.1
Provisions	18	284.5	293.5	61.6	63.5
TOTAL CURRENT LIABILITIES		819.0	749.6	2,658.4	2,022.8
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	14	989.0	1,002.6	803.4	1,593.0
Deferred tax liabilities	17	233.5	231.6	22.6	22.5
Provisions	18	104.6	111.9	0.4	0.4
TOTAL NON-CURRENT LIABILITIES		1,327.1	1,346.1	826.4	1,615.9
TOTAL LIABILITIES		2,146.1	2,095.7	3,484.8	3,638.7
NET ASSETS		1,854.5	1,777.4	1,790.7	1,687.5
EQUITY					
Contributed equity	19	1,556.7	1,556.7	1,556.7	1,556.7
Reserves	20	156.7	134.5	125.2	125.5
Retained profits	21	138.7	87.1	108.8	5.3
Equity attributable to members of Boral Limited		1,852.1	1,778.3	1,790.7	1,687.5
Outside equity interests	22	2.4	(0.9)	–	–
TOTAL EQUITY		1,854.5	1,777.4	1,790.7	1,687.5

The statements of financial position should be read in conjunction with the accompanying notes set out on pages 7 to 40, which form an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

for year ended 30 June	Note	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES						
Cash received from customers		3,567.9	3,985.7	2,490.7	44.8	235.2
Cash paid to suppliers and employees		(3,223.0)	(3,405.8)	(2,100.7)	(33.9)	(164.1)
Dividends received		18.6	5.0	5.0	285.3	2.4
Interest received		44.7	57.3	38.1	147.2	92.6
Borrowing costs paid		(109.2)	(146.3)	(86.6)	(123.1)	(81.0)
Income taxes (paid)/refunded		(59.6)	(41.2)	(29.3)	13.8	(6.9)
NET CASH PROVIDED BY OPERATING ACTIVITIES	33	239.4	454.7	317.2	334.1	78.2
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchase of property, plant and equipment		(174.8)	(151.8)	(117.1)	(25.7)	(20.5)
Purchase of equity instruments		(103.9)	–	–	–	–
Proceeds from disposal of controlled entities		–	86.1	59.6	–	–
Proceeds from disposal of non-current assets		159.8	110.4	60.6	6.0	0.6
NET CASH (USED IN)/PROVIDED BY INVESTING ACTIVITIES		(118.9)	44.7	3.1	(19.7)	(19.9)
CASH FLOWS FROM FINANCING ACTIVITIES						
Dividends paid		(102.2)	(102.7)	–	(102.2)	–
Net movement in loans with controlled entities		–	–	–	476.7	(8.7)
New borrowings		345.5	266.1	145.7	290.4	145.7
Repayment of loans		(389.7)	(660.2)	(457.4)	(1,111.0)	(182.6)
NET CASH USED IN FINANCING ACTIVITIES		(146.4)	(496.8)	(311.7)	(446.1)	(45.6)
Effect of exchange rate changes on cash		2.4	5.1	4.9	–	–
NET CHANGE IN CASH AND CASH EQUIVALENTS		(23.5)	7.7	13.5	(131.7)	12.7
Cash and cash equivalents at beginning of the year		42.7	35.0	29.2	41.8	29.1
Cash and cash equivalents at end of the year	33	19.2	42.7	42.7	(89.9)	41.8

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 7 to 40, which form an integral part of the financial statements.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

The following is a summary of significant accounting policies which have been adopted in the presentation of this financial report which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity, and except where there is a change in accounting policy, are consistent with those of the previous year.

BASIS OF PREPARATION OF PROFORMA CONSOLIDATED ACCOUNTS: Boral Limited, the holding company for the building and construction materials businesses, was demerged from the former Boral Limited (now named Origin Energy Limited) effective 1 January 2000. As part of the preparation for the demerger, Boral Limited (formerly Blue Circle Southern Cement Limited) acquired from Origin Energy Limited companies owning certain of the building and construction materials business at various dates. Due to the timing of these acquisitions, the consolidated results of Boral Limited and its controlled entities for statutory financial reporting reflect trading for periods ranging from 7 to 12 months during the year ended 30 June 2000. Accordingly, proforma accounts have been prepared to present the operating result of the building and construction materials businesses for the year ended 30 June 2000 where appropriate as if those entities had been controlled by Boral Limited for the entire reporting period. Significant accounting policies set out in this note have been consistently applied in the preparation of the proforma consolidated accounts.

Assumptions used in preparing the proforma statements of financial performance reflect: the sharing of corporate costs between Boral Limited and Origin Energy Limited up to the date of the demerger; the sharing of interest costs based on the allocation of debt between the two entities; and an allocation of the tax charge based on the charges borne by the entities included in the proforma financial statements. The proforma consolidated accounts were not audited but have been subject to independent review by KPMG.

RECLASSIFICATION OF FINANCIAL INFORMATION: Some line items and sub-totals reported in the previous financial year have been reclassified and repositioned in the financial statements as a result of the first time application on 1 July 2000 of the revised standards AASB 1018 *Statement of Financial Performance*, AASB 1034 *Financial Report Presentation and Disclosures* and the new AASB 1040 *Statement of Financial Position.*

Adoption of these standards has resulted in the transfer of the reconciliation of opening to closing retained profits from the face of the statement of financial performance to note 21.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed separately in note 2. These items are no longer identified separately on the face of the statement of financial performance.

The following assets and liabilities have been removed from previous classifications and are now disclosed as separate line items on the face of the statement of financial position:

- investments accounted for using the equity method, previously presented within other financial assets
- deferred tax assets, previously presented within other non-current assets
- current tax liabilities, previously presented within current provisions
- deferred tax liabilities, previously presented within non-current provisions.

CHANGE IN ACCOUNTING POLICY: The Directors have elected to early adopt the revised AASB 1041 *Revaluation of Non-current Assets* approved by the Australian Accounting Standards Board in July 2001 and have applied this standard for the first time from 1 July 2000. The standard requires each class of non-current asset, other than inventories, foreign currency monetary assets, goodwill, investments valued using the equity accounting method and other assets measured at net market value where the market value movements are recognised in the statement of financial performance, to be measured on either the cost or fair value basis. The consolidated entity has applied AASB 1041 as follows:

Land and buildings: The consolidated entity has adopted the cost basis for land and buildings and has deemed the cost of land and buildings to be equal to the carrying value of land and buildings as at 1 July 2000. The gross carrying value brought forward at 1 July comprises $799.4 million carried at cost of acquisition and $82.1 million carried at independent valuation. The change in accounting policy has no financial effect in the current or prior periods. As a consequence of making this election on adoption of AASB 1041 the full amount of the asset revaluation reserve is no longer available for asset write-downs.

Other non-current assets: The consolidated entity has continued to adopt the cost basis for other non-current assets such as receivables, plant and equipment, timber licences, plantation costs, mineral reserves, establishment expenses, patents, trademarks and licences.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements of the consolidated entity include the financial statements of Boral Limited and all entities in which it has a controlling interest. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Outside interests in the reserves and profits of entities that are under the control of Boral Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased.

REVENUE RECOGNITION: Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods and services of the same nature and value without any cash consideration are not recognised as revenues.

Sales revenue: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised when the goods are provided, or when the fee in respect of services provided is receivable.

Interest income: Interest income is recognised as it accrues.

Asset sales: The gross proceeds of asset sales are included as revenue of the consolidated entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract is signed.

Land held for resale: Income from sales is recognised when contracts are exchanged, material conditions met and a significant non-refundable deposit is received.

INCOME TAX: The liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items.
No liability has been provided in the financial statements in respect of possible future capital gains tax in Australia that may arise on the disposal of assets acquired after 19 September 1985. Such liability is provided at the time of disposal of assets. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

GOODS AND SERVICES TAX: Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

BORROWING COSTS: Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

FOREIGN CURRENCIES: Transactions in foreign currencies are recorded in the financial statements at rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Where forward currency contracts have been arranged the contract settlement rate has been used. Exchange differences arising from amounts receivable and payable are treated as operating revenue or expense in the period in which they arise. Exchange differences in respect of overseas controlled entities, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of long-term foreign currency borrowings of Boral Limited which have been designated as being hedged against the net assets of overseas controlled entities have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

RECEIVABLES: Trade debtors to be settled within 60 days are carried at amounts due. The collectability of debts is assessed at balance date and specific provision is made for any doubtful accounts.

INVENTORIES AND WORK IN PROGRESS: Inventories and work in progress are valued at the lower of cost (including quarry and factory overheads where applicable) and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation. Net realisable value is determined on the basis of each entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

Land held for resale: Development properties are carried at the lower of cost and net realisable value. Cost includes the costs of acquisition, development, and holding costs such as interest, rates and taxes. Interest and other holding costs incurred after completion of development are expensed as incurred.

CONSTRUCTION CONTRACTS IN PROGRESS: Construction contracts in progress are valued at cost plus profit determined by the percentage of completion method where the profit can be reliably determined or otherwise when a contract is completed. Costs include both variable and fixed costs directly related to specific contracts, and those which can be attributed to contract activity in general and which can be allocated to specific contracts on a reasonable basis. Also included are costs expected to be incurred under penalty clauses and rectification provisions. Provisions for losses are made in the financial statements for actual or anticipated losses as soon as the loss is identified. Payments received in advance of performance of contracts and services are not brought to account as income.

RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON A COST BASIS: The carrying amounts of non-current assets valued on the cost basis are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. The methodology applied in assessing the recoverable amounts of non-current assets includes, but is not limited to, an analysis of expected future cash flows discounted to their present value.

GOODWILL: Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the statement of financial performance using the straight line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding 20 years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the statement of financial performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

DEFERRED EXPENSES: Expenditure is deferred to the extent that management considers that it is probable that future economic benefits embodied in the expenditure will eventuate and can be measured. Deferred expenses are amortised over the period in which the related benefits are expected to be realised. The carrying value of deferred expenditure is reviewed in accordance with the policy set out under recoverable amount of non-current assets.

INVESTMENTS:

Controlled entities: Investments in controlled entities are carried in Boral Limited's financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the profit and loss statement when they are declared by the controlled entities.

Associates: An associate is an entity, other than a partnership, over which the consolidated entity exercises significant influence and where the investment in that entity has not been acquired with a view to disposal in the near future.

In Boral Limited's financial statements investments in associated entities are carried at the lower of cost and recoverable amount. Income from dividends is brought to account as revenue at the time the dividend is declared by the associate.

In the consolidated financial statements investments in associates are accounted for using the equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the associates' net profit or loss after tax is recognised in the consolidated statement of financial performance after adjustments for: revisions in depreciation of depreciable assets and amortisation of goodwill arising from notional adjustments made at the date of acquisition; dissimilar accounting policies; and the elimination of unrealised profits and losses on both upstream and downstream transactions between the associate and any entities in the consolidated entity or another associate of the consolidated entity. Other movements in reserves are recognised directly in consolidated reserves.

Other companies: Interests in listed and unlisted companies which are not controlled entities nor associated entities are treated as investments and only dividend income is brought into the consolidated results. The carrying values are reviewed annually to ensure that they do not exceed recoverable amounts.

Joint venture operations: The consolidated entity's interest in unincorporated joint ventures is brought to account by including its proportionate share of the joint venture's assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

PROPERTY, PLANT AND EQUIPMENT:

Acquisition: Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials and direct labour. The proportion of overheads and other incidental costs directly attributable to its construction are also capitalised to the cost of property, plant and equipment. Borrowing costs are also capitalised to the cost of constructed property, plant and equipment using a weighted average capitalisation rate.

Disposal of assets: The gain or loss on disposal of assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is brought to account as profit or loss in the period in which the disposal occurs. Any realised revaluation increment relating to the disposed asset standing in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

Depreciation and amortisation: Depreciation and amortisation are charged on property, plant and equipment at rates which provide for the write-down from cost or valuation over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of calculation has been used for items of property, plant and equipment (refer note 9).

EMPLOYEE BENEFITS: Provision is made in the financial statements for benefits accruing to employees in relation to long service leave and annual leave. The provision for employee entitlements to annual leave has been calculated at nominal amounts. The provision for employee entitlements to long service leave represents an estimation of the present value of the future cash outflows. Related on-costs have also been included in respect of annual leave and long service leave. Employee contributory superannuation funds exist to provide benefits for employees and their dependants on retirement, disability or death.

ACCOUNTS PAYABLE: Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to Boral Limited or consolidated entity. Trade accounts payable are normally settled within 60 days.

BANK LOANS: Bank loans are carried on the statement of financial position at their principal amount, subject to set-off arrangements. Interest expense is accrued and included in "Trade creditors".

DERIVATIVES: The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, interest rate options, forward foreign exchange contracts and futures commodity fixed price swap contracts. Derivative financial instruments are not held for speculative purposes.

Hedges: Specific hedge transactions are designated as a hedge for the purchase or sale of goods or services or an anticipated interest transaction. Gains or losses arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the transaction. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale or interest transaction when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge transaction is redesignated as a hedge of another transaction, gains and losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period. Gains or losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

Interest rate swaps and forward rate agreements: Interest payments and receipts under interest rate swap contracts and realised gains and losses on forward rate agreements are recognised on an accruals basis in the profit and loss statement as an adjustment to interest expense during the period.

Interest rate options: Interest rate options are purchased to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are held in other assets and are amortised to interest expense over the terms of the agreements.

Forward foreign exchange contracts: Forward foreign exchange contracts are accounted for as described under Hedges above.

Commodity fixed price swap contracts: Commodity fixed price swap contracts are accounted for as described under Hedges above.

ROUNDING OF AMOUNTS TO THE NEAREST $100,000: Boral Limited is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest one hundred thousand dollars unless otherwise stated.

1 SEGMENTS

	Revenue*						Operating profit**						Assets					
	2001 $ millions	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%	**2001 $ millions**	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%	**2001 $ millions**	%	2000 Proforma# $ millions	%	2000 Actual $ millions	%
INDUSTRY SEGMENTS																		
Building products	**1,528.6**	46.6	1,935.9	48.2	1,120.5	47.0	**164.6**	62.8	208.4	57.8	109.4	49.2	**2,010.5**	50.7	1,824.8	47.7	1,824.8	47.7
Construction materials ***	**1,746.5**	53.2	1,932.0	48.2	1,218.1	51.1	**116.4**	44.4	173.7	48.2	127.6	57.3	**1,830.6**	46.2	1,816.2	47.5	1,816.2	47.5
Discontinued activities	**5.1**	0.2	143.9	3.6	45.7	1.9	**0.6**	0.2	(1.7)	(0.5)	(2.4)	(1.1)	**12.5**	0.3	45.5	1.2	45.5	1.2
Corporate	**–**	–	–	–	–	–	**(6.4)**	(2.4)	(7.9)	(2.2)	(3.1)	(1.4)	**112.0**	2.8	139.6	3.6	139.6	3.6
Non-trading activities	**–**	–	–	–	–	–	**(13.0)**	(5.0)	(12.0)	(3.3)	(8.9)	(4.0)	**–**	–	–	–	–	–
Segment Total	**3,280.2**	100.0	4,011.8	100.0	2,384.3	100.0	**262.2**	100.0	360.5	100.0	222.6	100.0	**3,965.6**	100.0	3,826.1	100.0	3,826.1	100.0
Disposal and restructure of businesses	**–**		–		–		**39.0**		(33.2)		(39.3)		**–**		–		–	
Net interest expense	**–**		–		–		**(69.7)**		(89.5)		(49.2)		**–**		–		–	
Cash and investments ****	**–**		–		–		**–**		–		–		**35.0**		47.0		47.0	
	3,280.2		4,011.8		2,384.3		**231.5**		237.8		134.1		**4,000.6**		3,873.1		3,873.1	
GEOGRAPHICAL SEGMENTS																		
Australia ***	**2,477.9**	75.5	3,102.8	77.3	1,895.7	79.6	**179.5**	68.5	298.5	82.9	195.5	87.8	**2,678.4**	67.6	2,808.8	73.5	2,808.8	73.5
United States of America	**756.3**	23.1	661.7	16.5	387.2	16.2	**99.3**	37.9	97.5	27.0	51.1	23.0	**922.8**	23.3	734.7	19.2	734.7	19.2
Other overseas	**40.9**	1.2	103.4	2.6	55.7	2.3	**2.2**	0.8	(13.9)	(3.9)	(9.6)	(4.3)	**239.9**	6.0	97.5	2.5	97.5	2.5
Discontinued activities	**5.1**	0.2	143.9	3.6	45.7	1.9	**0.6**	0.2	(1.7)	(0.5)	(2.4)	(1.1)	**12.5**	0.3	45.5	1.2	45.5	1.2
Corporate	**–**	–	–	–	–	–	**(6.4)**	(2.4)	(7.9)	(2.2)	(3.1)	(1.4)	**112.0**	2.8	139.6	3.6	139.6	3.6
Non-trading activities	**–**	–	–	–	–	–	**(13.0)**	(5.0)	(12.0)	(3.3)	(8.9)	(4.0)	**–**	–	–	–	–	–
Segment Total	**3,280.2**	100.0	4,011.8	100.0	2,384.3	100.0	**262.2**	100.0	360.5	100.0	222.6	100.0	**3,965.6**	100.0	3,826.1	100.0	3,826.1	100.0
Disposal and restructure of businesses	**–**		–		–		**39.0**		(33.2)		(39.3)		**–**		–		–	
Net interest expense	**–**		–		–		**(69.7)**		(89.5)		(49.2)		**–**		–		–	
Cash and investments ****	**–**		–		–		**–**		–		–		**35.0**		47.0		47.0	
	3,280.2		4,011.8		2,384.3		**231.5**		237.8		134.1		**4,000.6**		3,873.1		3,873.1	

* Revenue represents external sales from operating activities and equity accounted profit. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Construction materials industry segment and Australia geographical segment include a current period operating profit before tax of $24.3 million arising from quarry end use activities that have commenced in the current year.

**** Cash and investments excludes investments in associates and interests in partnerships in the current period which have been allocated to their respective segments.

INDUSTRY AND GEOGRAPHICAL SEGMENTS:

Building products	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products.
Construction materials	Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding.
Other overseas	Asia, New Zealand.
Discontinued activities	Tyre retreading and retailing, natural stone, brick and quarry operations in Europe.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
2 OPERATING PROFIT					
REVENUE FROM OPERATING ACTIVITIES					
Sale of goods	3,151.2	3,868.8	2,256.5	–	218.7
Rendering of services	129.0	143.0	127.8	–	–
	3,280.2	4,011.8	2,384.3	–	218.7
INTEREST REVENUE					
Interest received or receivable from: Wholly owned controlled entities	–	–	–	157.4	91.7
Associated entities	0.3	–	–	–	–
Other sources	44.1	56.4	35.3	1.1	1.2
	44.4	56.4	35.3	158.5	92.9
OTHER REVENUES FROM ORDINARY ACTIVITIES					
Dividends received or receivable from wholly owned controlled entities	–	–	–	283.0	–
Dividends received or receivable from associated companies	–	–	–	2.3	2.4
Proceeds on sale of assets including non-current assets	159.8	86.0	37.7	6.0	0.6
Proceeds from sale of controlled entities	–	86.1	59.7	15.5	–
Net foreign exchange gain	0.4	1.2	–	–	–
Other income	–	–	–	44.3	23.4
	160.2	173.3	97.4	351.1	26.4
OTHER EXPENSES OF ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS EXPENSE)					
Cost of sales	2,131.5	2,557.7	1,504.6	–	128.2
Distribution expenses	442.2	508.4	318.0	–	–
Selling and marketing expenses	160.1	210.0	115.8	–	24.9
Administrative expenses	285.2	362.3	216.2	31.9	71.9
Net foreign exchange loss *	–	–	–	120.6	42.6
Other expenses	146.4	238.0	159.8	54.5	0.4
	3,165.4	3,876.4	2,314.4	207.0	268.0
* The net foreign exchange loss in respect of Boral Limited principally relates to long-term borrowings which on consolidation is taken to the Foreign currency translation reserve					
PROFIT ON SALE					
Property, plant and equipment	52.3	10.5	7.2	1.3	0.1
Investments	–	–	–	2.6	–
Other assets	–	0.1	0.1	–	–
	52.3	10.6	7.3	3.9	0.1
LOSS ON SALE					
Property, plant and equipment	8.7	12.1	11.2	0.5	0.5
Other assets	–	0.3	0.3	0.1	–
	8.7	12.4	11.5	0.6	0.5

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG.The basis of preparation is set out in the Statement of significant accounting policies on page 7.

	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
2 OPERATING PROFIT CONTINUED					
BORROWING COST EXPENSE					
Interest paid or payable to:					
Wholly owned controlled entities	–	–	–	20.4	27.8
Other sources	113.5	145.5	84.1	107.7	57.0
	113.5	145.5	84.1	128.1	84.8
Finance charges on capitalised leases	0.6	0.4	0.4	–	–
	114.1	145.9	84.5	128.1	84.8
DEPRECIATION AND AMORTISATION					
Land and buildings	5.1	6.3	3.5	0.7	0.7
Plant and equipment	163.8	172.2	109.3	24.5	22.0
Timber licences, plantation costs and mineral reserves	1.4	3.7	3.3	–	–
Leased assets capitalised	0.1	0.9	0.4	–	–
Goodwill	17.2	18.9	10.0	–	0.4
Other intangibles	1.4	0.8	0.6	–	–
	189.0	202.8	127.1	25.2	23.1
OTHER CHARGES					
Research and development costs expensed	2.4	1.6	1.2	–	0.2
Operating lease rental charges	65.9	62.3	36.6	3.2	3.7
Write-down of inventories	0.5	1.4	1.4	–	–
Bad and doubtful debts expense	16.2	16.4	11.4	5.6	8.9
All bad debts were written off to the statement of financial performance					
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE INCLUDES THE FOLLOWING REVENUES AND EXPENSES WHOSE DISCLOSURE IS RELEVANT IN EXPLAINING THE FINANCIAL PERFORMANCE OF THE ENTITY					
Profit on sale of businesses	39.0	9.2	3.1	–	–
Tax (expense)/benefit	(12.6)	0.1	(1.1)	–	–
Provision for insurance recovery losses and legal claims	(13.0)	–	–	–	–
Tax benefit	2.4	–	–	–	–
GST implementation costs	–	(12.0)	(8.9)	–	(1.7)
Tax benefit	–	4.3	3.2	–	0.6
Provision for asset write-downs	–	(42.4)	(42.4)	–	(2.6)
Tax benefit	–	12.3	12.3	–	0.9
Benefit arising from restatement of deferred tax balances due to tax rate change	–	–	–	–	–
Tax benefit	–	16.5	16.5	–	3.4

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
3 INCOME TAX EXPENSE					
Income tax expense/(benefit) on pretax accounting profit:					
– at Australian tax rate (34%; 2000: 36%)	78.7	85.5	48.2	59.5	(5.3)
– adjustment for difference between Australian and overseas tax rates	8.4	9.3	5.4	–	–
Income tax expense/(benefit) on pretax accounting profit at standard rates	87.1	94.8	53.6	59.5	(5.3)
Tax effect of major items causing permanent differences:					
Restatement of deferred tax balances due to change in company tax rate	–	(16.5)	(16.5)	5.0	(3.4)
Past tax losses	(0.1)	(5.3)	(3.1)	–	–
Current tax losses not tax effected	0.1	4.3	2.5	–	–
Depreciation and amortisation	2.2	5.6	5.0	0.6	0.6
Capital losses brought to account	(6.9)	(8.2)	(8.2)	(0.8)	–
Over provision for tax in previous years	(0.9)	(2.1)	(5.8)	–	–
Rebatable dividends from controlled entities	–	–	–	(96.2)	–
Share of associates' net profit and rebatable dividends	(3.0)	(4.3)	–	(0.8)	(0.8)
Other items	(0.7)	1.2	0.8	1.8	(0.8)
Income tax expense/(benefit) attributable to operating profit	77.8	69.5	28.3	(30.9)	(9.7)
Income tax expense/(benefit) attributable to operating profit is made up of:					
Current income tax provision	61.1	91.7	48.2	(68.9)	1.4
Deferred income tax provision	1.9	(28.5)	(29.2)	0.1	(6.2)
Deferred tax asset	13.9	4.2	3.5	37.9	(4.9)
Over provision for tax in previous years	0.9	2.1	5.8	–	–
	77.8	69.5	28.3	(30.9)	(9.7)

	Consolidated 2001 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
4 DIVIDENDS				
Interim dividend of 9 cents per share, franked to 3.15 cents per share, paid 17 April 2001	51.1	–	51.1	–
Final dividend of 9 cents per share, franked to 3.15 cents per share, payable 15 October 2001 (2000 paid: 13 October 2000)	51.1	51.1	51.1	51.1
	102.2	51.1	102.2	51.1

DIVIDEND FRANKING ACCOUNT

The balance of the franking account as at 30 June 2001 is $nil after adjusting for franking credits/(debits) that will arise from the payment/(refund) of the provision for income tax and franking debits that will arise from the payment of dividends recognised as a liability at year-end. At the date of this report the Company anticipates that the interim and final dividends for the 2001/2002 year will be partly franked.

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
5 RECEIVABLES				
CURRENT				
Trade debtors	518.7	591.5	3.4	3.9
Associated entities	15.0	9.1	–	–
	533.7	600.6	3.4	3.9
Less: Provision for doubtful debts	15.1	21.1	–	0.1
	518.6	579.5	3.4	3.8
Wholly owned controlled entities	–	–	4,825.5	4,877.4
	–	–	4,825.5	4,877.4
Other debtors *	157.2	125.4	1.3	8.1
Less: Provision for doubtful debts	13.2	1.0	–	–
	144.0	124.4	1.3	8.1
	662.6	703.9	4,830.2	4,889.3
NON-CURRENT				
Loans to associated entities	41.9	48.8	–	–
Less: Provision for doubtful debts	31.4	31.4	–	–
	10.5	17.4	–	–
Other debtors *	38.2	39.6	–	–
	48.7	57.0	–	–
AMOUNTS RECEIVABLE:				
Not later than one year	662.6	703.9	4,830.2	4,889.3
Later than one year but not later than two years	7.2	24.2	–	–
Later than two years but not later than five years	12.1	9.9	–	–
Later than five years	29.4	22.9	–	–
	711.3	760.9	4,830.2	4,889.3

Included in trade and other debtors for 2001 are GST receivables for Australian entities arising from operating activities. This recognises the introduction of the GST effective 1 July 2000 (refer Statement of significant accounting policies on page 7).

* Other debtors includes reinsurance recoveries (2001: $33.3 million; 2000: $42.7 million) in respect of claims payable to the controlled entity Boral Insurance Pty Ltd. Provisions for claims payable (2001: $43.9 million; 2000: $46.8 million) are included as a liability in the balance sheet.

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
6 INVENTORIES				
CURRENT				
Raw materials and stores – at cost	116.4	131.1	–	–
Less: Provision for diminution	0.7	0.4	–	–
	115.7	130.7	–	–
Finished goods – at cost	197.4	148.3	–	–
Less: Provision for diminution	0.4	–	–	–
	197.0	148.3	–	–
Finished goods – at net realisable value	2.9	8.1	–	–
Work in progress	44.9	42.6	–	–
Construction contracts in progress:				
Gross amount	82.7	114.8	–	–
Less: Progress billings	79.7	112.3	–	–
	3.0	2.5	–	–
Less: Provision for losses	0.5	0.3	–	–
	2.5	2.2	–	–
Land held for resale – at cost	10.9	5.5	–	–
	373.9	337.4	–	–
NON-CURRENT				
Land held for resale – at cost	39.9	42.2	–	–
Land held for resale comprises:				
Cost of acquisition	39.8	42.6	–	–
Development costs capitalised	11.0	5.1	–	–
	50.8	47.7	–	–

Name	Principal Activity	Country of Incorporation	Balance Date	Ownership Interest Consolidated 2001 %	Ownership Interest Consolidated 2000 %	Investment Carrying Amount Consolidated 2001 $ millions	Investment Carrying Amount Consolidated 2000 $ millions

7 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

Name	Principal Activity	Country of Incorporation	Balance Date	2001 %	2000 %	2001 $ millions	2000 $ millions
Flyash Australia Pty Ltd	Flyash collection	Australia	30-Jun	50	50	0.4	1.1
Gypsum Resources Australia Pty Ltd	Gypsum mining	Australia	30-Jun	50	50	–	–
Harcourt Granite Pty Ltd	Quarrying	Australia	30-Jun	20	20	–	–
Highland Pine Products Pty Ltd	Timber	Australia	30-Jun	50	50	–	–
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	Malaysia	31-Dec	43	27.6	207.3	86.2
Monier Lifetile LLC	Rooftiles	USA	31-Dec	50	50	105.0	84.4
Monier Lifetile S.R.L. de C.V.	Rooftiles	Mexico	31-Dec	50	–	2.0	–
Penrith Lakes Development Corporation Pty Ltd	Quarrying	Australia	30-Jun	40	40	–	–
RCM Sdn Bhd	Timber	Malaysia	31-Dec	33.3	33.3	–	–
Rondo Building Services Pty Ltd	Rollform system	Australia	30-Jun	50	50	1.2	1.2
Sunstate Cement Ltd	Cement manufacturer	Australia	30-Jun	50	50	7.5	9.8
Tile Service Company LLC	Rooftiles	USA	31-Dec	50	–	–	–
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	Australia	30-Jun	50	50	–	–
TOTAL						323.4	182.7

	2001 $ millions	2000 $ millions
RESULTS OF ASSOCIATES:		
Share of associates' operating profit before income tax	30.4	22.3
Share of associates' income tax attributable to operating profit	(4.2)	(6.3)
Share of associates' net profit – equity accounted	26.2	16.0
SHARE OF POST-ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO ASSOCIATES:		
Share of associates' retained profits at the beginning of the financial year	37.6	31.4
Effect of exchange rate changes	3.9	–
Share of associates' net profit	26.2	16.0
Dividends from associates	(18.6)	(9.8)
Share of associates' retained profits at the end of the financial year	49.1	37.6
SHARE OF POST-ACQUISITION ASSET REVALUATION RESERVE ATTRIBUTABLE TO ASSOCIATES:		
Asset revaluation reserve increment at the beginning of the financial year	(6.2)	(6.2)
Share of associates' asset revaluation reserve at the end of the financial year	(6.2)	(6.2)
MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES:		
Carrying amount of investments in associates at the beginning of the financial year	182.7	9.7
Investments in associates acquired during the year	103.9	167.7
Associates disposed/liquidated during the year	–	(2.4)
Associate written down to recoverable amount	–	(1.2)
Share of asscociates' net profit	26.2	16.0
Dividends from associates	(18.6)	(9.8)
Effect of exchange rate changes	29.2	2.7
Carrying amount of investments in associates at the end of the financial year	323.4	182.7

	Consolidated 2001 $ millions	Consolidated 2000 $ millions
7 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD CONTINUED		
SHARE OF ASSOCIATES' COMMITMENTS:		
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	3.5	0.8
Later than one year but not later than five years	–	–
Later than five years	–	–
	3.5	0.8
Share of associates' operating lease commitments payable:		
Not later than one year	3.2	3.0
Later than one year but not later than five years	3.7	4.4
Later than five years	2.5	2.3
	9.4	9.7
SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES:		
The consolidated entity's share of aggregate profits, assets and liabilities of associates are as follows:		
Net profits after tax	26.2	16.0
Current assets	266.4	150.5
Non-current assets	375.4	212.1
Total assets	641.8	362.6
Current liabilities	201.6	113.9
Non-current liabilities	116.8	66.0
Total liabilities	318.4	179.9
Net assets	323.4	182.7

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
8 OTHER FINANCIAL ASSETS				
NON-CURRENT				
Shares in wholly owned controlled entities – at cost	–	–	40.2	32.8
Unlisted shares in associated entities – at cost	–	–	19.2	19.2
Other corporations – at cost	0.4	0.4	0.1	0.1
Less: Provision for diminution	(0.1)	(0.1)	–	–
	0.3	0.3	0.1	0.1
Government and semi-government stocks and bonds – at cost ##	–	0.2	–	–
	0.3	0.5	59.5	52.1
## Market value of government and semi-government stocks and bonds	–	0.4	–	–

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions

9 PROPERTY, PLANT AND EQUIPMENT

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
Land and buildings:				
At cost	878.8	799.4	74.4	4.1
Less: Provision for depreciation and amortisation	26.6	20.3	1.4	–
	852.2	779.1	73.0	4.1
At independent valuations 30.6.99	–	82.1	–	72.7
Less: Provision for depreciation and amortisation	–	0.7	–	0.6
	–	81.4	–	72.1
	852.2	860.5	73.0	76.2
Timber licences, plantation costs and mineral reserves:				
At cost	52.3	81.1	38.9	38.9
Less: Provision for amortisation	8.7	22.4	–	–
	43.6	58.7	38.9	38.9
Plant and equipment:				
At cost	2,823.1	2,758.8	456.0	435.1
Less: Provision for depreciation	1,608.1	1,555.5	255.4	233.4
	1,215.0	1,203.3	200.6	201.7
Leased plant and equipment capitalised	4.7	1.2	–	0.1
Less: Provision for amortisation	1.4	0.7	–	0.1
	3.3	0.5	–	–
	2,114.1	2,123.0	312.5	316.8

	Consolidated 2001 $ millions	Boral Limited 2001 $ millions
RECONCILIATIONS		
Land and buildings:		
Carrying amount – opening balance	860.5	76.2
Additions	5.8	1.5
Disposals	(34.8)	(4.0)
Depreciation expense	(5.1)	(0.7)
Net foreign currency exchange differences	25.8	–
Carrying amount – closing balance	852.2	73.0
Timber licences, plantation costs and mineral reserves:		
Carrying amount – opening balance	58.7	38.9
Disposals	(13.7)	–
Depreciation expense	(1.4)	–
Carrying amount – closing balance	43.6	38.9
Plant and equipment:		
Carrying amount – opening balance	1,203.8	201.7
Additions	177.4	24.2
Disposals	(37.6)	(0.8)
Depreciation expense	(163.9)	(24.5)
Net foreign currency exchange differences	38.6	–
Carrying amount – closing balance	1,218.3	200.6

Class of Asset	Range of Depreciation/Amortisation Rates
Land and buildings	1 – 10%
Timber licences, plantation costs and mineral reserves	1 – 5%
Plant and equipment	5 – 33.3%

	Consolidated		Boral Limited	
	2001 $ millions	2000 $ millions	2001 $ millions	2000 $ millions
10 INTANGIBLE ASSETS				
Goodwill	337.8	307.7	0.1	0.1
Less: Accumulated amortisation	132.9	108.8	0.1	0.1
	204.9	198.9	–	–
Establishment expenses, patents, trademarks and licences	8.9	2.8	–	0.8
Less: Accumulated amortisation	2.1	1.7	–	–
	6.8	1.1	–	0.8
	211.7	200.0	–	0.8
11 DEFERRED TAX ASSETS				
NON-CURRENT				
Deferred tax asset comprises the estimated benefit at current income tax rates in respect of the following items:				
Provisions and accrued employee entitlements not currently deductible	73.8	76.5	1.4	2.3
Tax losses carried forward #	13.2	31.2	–	–
Unrealised foreign exchange losses	42.6	5.6	42.6	5.7
Other items	18.1	20.5	2.0	0.1
	147.7	133.8	46.0	8.1
Deferred tax asset not recognised:				
The potential deferred tax asset in controlled entities has not been taken into account in respect of tax losses where recovery is not virtually certain #	20.9	33.9	–	–

The potential deferred tax asset will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the asset to be realised, or the asset can be utilised by another company in the consolidated entity in accordance with Div 170 of the Income Tax Assessment Act 1997;

(ii) the relevant consolidated entities continue to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant entities in realising the asset.

The gross amount of tax losses carried forward and the range of expiry dates for recovery by tax jurisdiction are as follows:

Tax Jurisdiction	Expiry Date	$ millions	$ millions
Australia	No restriction	–	37.9
Germany	No restriction	60.5	89.1
Indonesia	No restriction	4.7	9.1
Malaysia	No restriction	1.0	3.3
Singapore	No restriction	6.4	5.9
New Zealand	No restriction	3.3	6.7
United States of America	Up to 20 years	10.2	14.1

12 OTHER ASSETS				
CURRENT				
Prepayments	20.1	26.3	4.3	17.1
Deferred expenses	17.3	9.4	0.1	0.1
	37.4	35.7	4.4	17.2
NON-CURRENT				
Deferred expenses	6.2	10.4	0.1	0.1

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2001 $ millions
13 PAYABLES				
CURRENT				
Trade creditors	474.9	419.5	87.0	21.3
Due to wholly owned controlled entities	–	–	2,372.0	1,933.9
Due to associated entities	8.2	12.4	–	–
	483.1	431.9	2,459.0	1,955.2

Included in trade creditors for 2001 are GST payables for Australian entities arising from operating activities . This recognises the introduction of the GST effective 1 July 2000 (refer Statement of significant accounting policies on page 7).

14 INTEREST-BEARING LIABILITIES

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2001 $ millions
CURRENT				
Secured:				
Other loans	0.1	0.1	–	–
	0.1	0.1	–	–
Unsecured:				
Bank loans	11.2	0.7	–	–
Bank overdrafts	15.5	3.8	112.7	–
Lease liabilities	1.7	0.3	–	–
	28.4	4.8	112.7	–
	28.5	4.9	112.7	–
NON-CURRENT				
Secured:				
Bank loans	21.1	19.3	21.1	19.3
Other loans	1.2	1.2	–	–
	22.3	20.5	21.1	19.3
Unsecured:				
Bank loans *	596.1	556.7	412.0	1,171.7
Lease liabilities	0.3	0.2	–	–
Other loans	370.3	425.2	370.3	402.0
	966.7	982.1	782.3	1,573.7
	989.0	1,002.6	803.4	1,593.0
DEBTS PAYABLE:				
Not later than one year	28.5	4.9	112.7	–
Later than one year but not later than two years	0.4	16.9	–	1,277.9
Later than two years but not later than five years	987.9	978.4	803.4	315.1
Later than five years	0.7	7.3	–	–
	1,017.5	1,007.5	916.1	1,593.0

SECURED BORROWINGS:

The bank loans are secured by charges over certain assets of the consolidated entity.

Other loans are secured by charges over certain assets of the consolidated entity and registered mortgages.

INTEREST RATES APPLICABLE TO:

Bank loans	4.44% to 7.50% per annum at a weighted average of 5.46% per annum (2000: 7.30%)
Other loans	4.55% to 5.95% per annum at a weighted average of 4.85% per annum (2000: 6.8%)
Lease liabilities	6.80% to 13.10% per annum at a weighted average of 8.20% per annum (2000: 7.10%)

The applicable weighted average interest rate for interest-bearing debt as at 30 June 2001 was approximately 5.23% (2000: 7.10%).

* $615,000,000 of Boral Limited's 30 June 2000 non-current unsecured bank loans are subject to a set-off agreement against a specific deposit within the consolidated entity.

15 FOREIGN CURRENCY MONETARY ITEMS

The following are Australian dollar equivalents at balance date of foreign currency monetary items, in aggregate for each foreign currency. These amounts are deemed to be effectively hedged against the net assets of overseas controlled entities on consolidation.

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
Payable beyond 12 months in respect of:				
US Dollars	–	–	420.2	320.2
UK Pounds	–	–	110.2	95.0
NZ Dollars	–	–	10.7	15.0
Deutschmarks	–	–	591.9	27.1
Indonesian Rupiah	–	–	–	3.5

16 LEASE LIABILITIES

FINANCE LEASES:

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
Lease commitments in respect of finance leases of plant and equipment are payable as follows:				
Not later than one year	1.8	0.3	–	–
Later than one year but not later than five years	0.3	0.2	–	–
Later than five years	–	–	–	–
	2.1	0.5	–	–
Less: Future finance charges and executory costs	0.1	–	–	–
	2.0	0.5	–	–

OPERATING LEASES:

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
Lease commitments in respect of operating leases are payable as follows:				
Not later than one year	47.8	47.5	3.8	3.6
Later than one year but not later than five years	64.0	58.7	9.8	3.6
Later than five years	11.1	13.3	–	8.6
	122.9	119.5	13.6	15.8

	Consolidated		Boral Limited	
	2001 $ millions	2000 $ millions	2001 $ millions	2000 $ millions

17 CURRENT & DEFERRED TAX LIABILITIES

CURRENT				
Taxation	22.9	19.3	25.1	4.1
	22.9	19.3	25.1	4.1
NON-CURRENT				
Provision for deferred tax liabilities comprises the estimated expense at the expected income tax rates depending on when the liabilities are expected to be realised, in respect of the following items:				
Difference in depreciation and amortisation of fixed assets for accounting and income tax purposes	188.6	190.4	22.6	22.5
Expenditure currently deductible but deferred and amortised for accounting purposes	18.4	18.1	–	–
Other items	26.5	23.1	–	–
	233.5	231.6	22.6	22.5

18 PROVISIONS

CURRENT				
Dividend	51.1	51.1	51.1	51.1
Employee entitlements	91.2	92.8	2.6	4.4
Rationalisation and restructuring	58.1	70.7	–	3.9
Specific commitments and contingencies	27.5	34.5	3.5	4.1
Claims *	35.6	23.0	4.4	–
Environmental costs	21.0	21.4	–	–
	284.5	293.5	61.6	63.5
NON-CURRENT				
Employee entitlements	11.0	15.1	0.4	0.4
Rationalisation and restructuring	65.1	56.8	–	–
Specific commitments and contingencies	1.6	0.5	–	–
Claims *	26.0	38.4	–	–
Environmental costs	0.9	1.1	–	–
	104.6	111.9	0.4	0.4

* Provision for claims includes the liability (2001: $43.9 million; 2000: $46.8 million) for outstanding claims incurred by the controlled entity Boral Insurance Pty Limited. Reinsurance recoveries (2001: $33.3 million; 2000: $42.7 million) in respect of such claims are included in other debtors in the balance sheet.

19 CONTRIBUTED EQUITY

ISSUED AND PAID-UP CAPITAL				
568,050,178 (2000: 568,050,178) ordinary shares, fully paid	1,556.7	1,556.7	1,556.7	1,556.7
MOVEMENTS IN ORDINARY SHARE CAPITAL				
Balance at the beginning of the financial year	1,556.7	59.1	1,556.7	59.1
Shares issued:				
453,502,027 shares, fully paid *	–	1,497.6	–	1,497.6
Balance at the end of the financial year	1,556.7	1,556.7	1,556.7	1,556.7

* Subscribed for by Origin Energy Limited to enable the demerger to take effect. Following a one for two consolidation of Origin Energy Limited's shares, Origin Energy Limited transferred to each of its shareholders one Boral Limited share for each Origin Energy Limited Share held by the shareholder.

19 CONTRIBUTED EQUITY CONTINUED

Boral Limited has granted the following options pursuant to the Boral Senior Executive Option Plan to subscribe for fully paid ordinary shares in the capital of Boral Limited. No options have been exercised.

	Issue Date	Number Issued	Exercise Price	Expiry Date
	01.03.2000	750,000	$2.28	01.03.2005
	13.11.2000	750,000	$2.28	13.11.2005
	08.12.2000	5,045,800	$1.97	08.12.2005
Note: Options over Boral Limited shares issued since 30 June 2001 to holders of Origin Energy Limited executive options reflecting the reorganisation which arose from the demerger		213,000	$4.63	22.10.2001
		1,160,000	$5.26	11.12.2002
		30,000	$5.26	02.03.2003
		930,000	$3.00	04.12.2003
		160,000	$3.00	19.01.2004
		1,250,000	$4.04	01.02.2004
		1,684,550	$3.18	06.12.2004

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
20 RESERVES				
Asset revaluation	118.4	118.8	125.2	125.5
Foreign currency translation	38.3	15.7	–	–
	156.7	134.5	125.2	125.5
MOVEMENTS IN RESERVES				
A. ASSET REVALUATION RESERVE:				
Balance at beginning of year	118.8	119.5	125.5	126.6
Transfer (to)/from retained earnings relating to sale of property	(0.4)	0.1	(0.3)	(0.2)
Deficit on revaluation of land and buildings	–	(0.8)	–	(0.9)
Balance at end of year	118.4	118.8	125.2	125.5
B. FOREIGN CURRENCY TRANSLATION RESERVE:				
Balance at beginning of year	15.7	–	–	–
Net gain on translation of assets and liabilities of overseas controlled entities	116.6	43.0	–	–
Net loss on translation of long-term borrowings and foreign currency forward contracts net of income tax benefit where applicable (2001: $35.4 million; 2000: $15.4 million)	(94.0)	(27.3)	–	–
Balance at end of year	38.3	15.7	–	–

NATURE AND PURPOSE OF RESERVES

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of Land and buildings in accordance with AASB 1041 *Revaluation of Non-current Assets*. The full amount is not available for future write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041.

Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to retained profits.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

	Consolidated 2001 $ millions	Consolidated 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
21 RETAINED PROFITS				
Retained profits at beginning of year	87.1	32.5	5.3	61.3
Net profit attributable to members of the parent entity	153.4	105.8	205.4	(5.1)
Transfer from/(to) asset revaluation reserve	0.4	(0.1)	0.3	0.2
Dividends	(102.2)	(51.1)	(102.2)	(51.1)
Retained profits at the end of the year	138.7	87.1	108.8	5.3
22 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES				
Share capital	6.5	10.8	–	–
Asset revaluation reserve	0.3	0.2	–	–
Accumulated losses	(4.4)	(11.9)	–	–
	2.4	(0.9)	–	–
23 CONTINGENT LIABILITIES				
Unsecured:				
Bank guarantees	7.0	5.8	–	–
Other items	1.6	1.6	–	–
	8.6	7.4	–	–

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Boral Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be accurately assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business. Any liabilities arising from such lawsuits and claims, other than those which are already provided for as a liability in the statement of financial position, would not have a material adverse effect on the consolidated financial statements.

DEED OF CROSS GUARANTEE

Under the terms of ASIC Class Order 98/1418 certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Boral Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated profit and loss statement and consolidated balance sheet, comprising the Company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2001 is set out in note 34.

	Consolidated		Boral Limited	
	2001 $ millions	2000 $ millions	2001 $ millions	2000 $ millions

24 COMMITMENTS

CAPITAL EXPENDITURE COMMITMENTS:

	Consolidated 2001	Consolidated 2000	Boral Limited 2001	Boral Limited 2000
Contracted but not provided for:				
Not later than one year	98.4	35.8	–	–
Later than one year but not later than five years	–	8.5	–	–
Later than five years	–	–	–	–
	98.4	44.3	–	–

The capital expenditure commitments are in respect of business acquisitions and purchase of plant and equipment.

SUPERANNUATION COMMITMENTS:

At 30 June 2001, there were in existence a number of Superannuation Plans in Australia and overseas established by the consolidated entity, or in which the consolidated entity participates, for the benefit of employees.

The Boral Superannuation Plan and Boral Industries Inc Pension Plans are defined benefit plans while Boral Employees Superannuation Trust is an accumulation fund.

The principal types of benefit provided for under the Plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the Plans by both employees and entities in the consolidated entity are based on percentages of the salaries or wages of employees. Entities in the consolidated entity contribute to the Plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those Plans. The date as at which the last actuarial assessments of the abovementioned two defined benefit funds were made and the names and qualifications of the actuaries who made those assessments are:

Plan	Date	Name and Qualifications
Boral Superannuation Plan	30.06.98	M A Stevenson, FIA FIAA
Boral Industries Inc Pension Plans	01.01.00	K Eric Freden, FSA

The accrued benefits, fund assets at net market value and vested benefits of the funds are as follows:

	Boral Industries Inc Pension Plans $ millions	Boral Superannuation Plan $ millions	Consolidated Total $ millions
Fund assets at net market value	13.8	144.3	158.1
Accrued benefits	12.8	147.6	160.4
Excess/(deficit) of fund assets over accrued benefits	1.0	(3.3)	(2.3)
Vested benefits	12.8	144.8	157.6
Excess/(deficit) of fund assets over vested benefits	1.0	(0.5)	0.5
Employer contributions during the year	–	7.3	7.3
Employer contributions payable/accrued as at 30 June	0.2	0.2	0.4

Accrued benefits, fund assets and vested benefits have been determined based on amounts calculated by the actuary projected forward to 30 June 2001. Based on actuarial advice, contributions to the Boral Superannuation Plan have been increased to enable the fund to eliminate the deficit. Taking into account these increased contributions, and based on the abovementioned actuarial assessments and the market values of assets after meeting liabilities, funds are expected to be available to satisfy all benefits become vested under each of the major plans in the event of:

(i) termination of the plan,
(ii) voluntary termination of the employment of each employee on the initiative of that employee, or
(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

30 June – Consolidated	Facility Limit	2001 $ millions Utilised	Unutilised	Facility Limit	2000 $ millions Utilised	Unutilised

25 DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY

The consolidated entity has access to the following lines of credit:						
US Commercial paper	1,970.4	370.3	1,600.1	836.8	289.5	547.3
AUD Short term notes	500.0	–	500.0	500.0	115.0	385.0
AUD Medium term notes	500.0	–	500.0	500.0	–	500.0
AUD Bank loans	450.1	450.1	–	200.0	200.0	–
Foreign currency bank loans	197.1	197.1	–	403.0	403.0	–
Standby note issuance facility	591.1	–	591.1	502.0	–	502.0
Total facilities	4,208.7	1,017.5	3,191.2	2,941.8	1,007.5	1,934.3

US COMMERCIAL PAPER

US Commercial paper facility – US$500 million (A$985.2 million) non-underwritten facility whereby issuances are conducted through a two dealer arrangement. Commercial paper notes are issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being agreed to between the investor and the issuer at the date notes are purchased by investors. Boral Limited and Boral Industries Inc are dual issuers under this facility.

Euro Commercial paper facility – US$500 million (A$985.2 million) or its equivalent in alternative currencies non-underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper notes can be issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being referenced to the London Interbank Offered Rates (LIBOR). Boral Limited is the issuer under this facility.

AUD SHORT TERM NOTES

Australian Dollar Domestic Short Term Note Program – A$500 million non-underwritten facility whereby issuances by Boral Limited are conducted through a panel of four dealers. Notes can be issued for periods not exceeding 365 days from the date of issue with the applicable interest rate benchmark being referenced to the Bank Bill Swap Rate.

AUD MEDIUM TERM NOTES

Australian Dollar Domestic Medium Term Note Program – A$500 million non-underwritten facility whereby issuances are conducted through a panel comprising four placement agents. Medium term note maturities will, at a minimum, be 365 days with no restriction applying concerning the maximum period notes can be issued. The applicable interest rate can either be fixed or variable which is determined between the issuer and investor at the date notes are purchased by investors. Boral Limited is the issuer under this facility.

BANK LOAN FACILITIES

Cash advances – A$400 million fully drawn cash advance facilities provided by international banks were outstanding as at 30 June 2001. The maturity dates applicable to the facility are June 2004 and September 2003.

Other loan facilities – Fully drawn multi-currency bank loans are arranged for use by the consolidated entity with the general terms and conditions being set and agreed to with the respective banks on an activation and or annual review basis.

CREDIT STANDBY ARRANGEMENTS

Note issuance facility – Committed US$300 million (A$591.1 million) arrangement underwritten by a panel of international banks. This facility matures at 30 June 2005. The applicable interest rate benchmark is based on LIBOR.

26 FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses financial instruments having off-balance sheet risk to minimise the financial volatility these exposures create to its operating results and financial position.

A. INTEREST RATE RISK

The consolidated entity enters into interest rate swap transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Interest rate swaps provide to the consolidated entity the flexibility to raise term borrowings at variable or fixed interest rates, which subsequently can either be locked into fixed interest rates in order to remove the interest cost uncertainty.

The maturity profile of existing swap transactions is principally between two and five years and, in accordance with financial market convention, each swap requires a quarterly or semi-annual fixed payment of interest and a corresponding receipt of interest at variable rates. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2001, fixed rates applicable to the consolidated entity's multicurrency interest rate swap portfolio range between 5.4% and 10.3% (weighted average 7.19%) which compares with a range of 3.8% to 6.8% using floating rates referenced against 90 day LIBOR and BBSW at balance date (weighted average 5.8%).

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date.

26 FINANCIAL INSTRUMENTS CONTINUED

	Floating Interest Rate	Fixed Interest maturing in: 1 Year or Less $ millions	Over 1 to 5 Years $ millions	More than 5 Years $ millions	Non-interest bearing $ millions	Total $ millions	Weighted Average Interest Rate %	Net Fair Value $ millions
30 June 2001 – Consolidated								
Financial assets								
Cash	34.7	–	–	–	–	34.7	4.4	34.7
Receivables	–	–	–	–	711.3	711.3	–	711.3
Investments accounted for using the equity method	–	–	–	–	323.4	323.4	–	323.4
Other financial assets					0.3	0.3		0.3
Financial liabilities								
Accounts payable	–	–	–	–	483.1	483.1	–	483.1
Bank overdrafts and loans	1,017.5	–	–	–	–	1,017.5	5.2	1,017.5
Off-balance sheet								
Interest rate swaps *								
– underlying debt	(634.7)	110.0	450.6	74.1	–	–	7.2	652.9
30 June 2000 – Consolidated								
Financial assets								
Cash	46.5	–	–	–	–	46.5	4.8	46.5
Receivables	–	–	–	–	703.9	703.9	–	703.9
Investments accounted for using the equity method	–	–	–	–	182.7	182.7	–	182.7
Other financial assets					0.5	0.5		0.5
Financial liabilities								
Accounts payable	–	–	–	–	431.9	431.9	–	431.9
Bank overdrafts and loans	1,001.1	–	–	6.4	–	1,007.5	7.1	1,005.5
Off-balance sheet								
Interest rate swaps *								
– underlying debt	(734.9)	212.3	490.9	31.7	–	–	6.9	736.7

* Represents notional principal amounts.

B. FOREIGN EXCHANGE RISK

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of firstly, the purchase of materials, some plant and equipment and the sale of products for amounts denominated in foreign currencies, secondly, the translation of its investment in overseas domiciled operations and thirdly, interest expense related to certain non-AUD denominated borrowings.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies and additionally implements foreign currency denominated borrowings and forward rate agreements to hedge its investment in overseas operations.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

30 June – Consolidated	2001 Contract 1 Year or Less $ millions	2001 Weighted Average Exchange Rate	2001 Net Unrecognised Gains/(Losses) $ millions	2000 Contract 1 Year or Less $ millions	2000 Weighted Average Exchange Rate $ millions	2000 Net Unrecognised Gains/(Losses) $ millions
Foreign currency forward contracts						
Buy AUD/Sell USD (1)	297.7	0.6148	–	299.3	0.6081	
Buy USD/Sell AUD	2.5	0.4974	0.1	–	–	–
Buy DEM/Sell AUD	0.3	1.1450	–	–	–	–
Buy CAD/Sell AUD	0.3	0.8199	–	–	–	–
Buy AUD/Sell NZD	–	–	–	1.5	1.1990	0.1
Currency options						
Purchased USD calls	27.6	0.5064	–	8.0	0.5931	–

(1) Foreign currency forward contracts are utilised to hedge Boral's US domiciled operations. Accordingly, periodical foreign currency revaluation gains or losses are brought to account through the Foreign currency translation reserve.

26 FINANCIAL INSTRUMENTS CONTINUED

C. COMMODITY PRICE RISK

The consolidated entity has exposure to fluctuations in fuel oil-based product commodity prices. This exposure results from the consolidated entity's business activities associated with construction materials. In order to reduce the adverse financial effects caused by unfavourable price movements, fixed rate price swaps are utilised to mitigate this risk.

30 June – Consolidated	2001 Contract 1 Year or Less $ millions	Weighted Average Exchange Rate	Net Unrecognised Gains/(Losses) $ millions	2000 Contract 1 Year or Less $ millions	Weighted Average Exchange Rate $ millions	Net Unrecognised Gains/(Losses) $ millions
OIL-BASED PRODUCT PURCHASES						
Pay fixed/receive floating – swaps						
Not longer than one year	15.6	15.8	0.2	17.8	18.4	(0.6)

D. CREDIT RISK

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity. The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the consolidated entity has no significant concentration of credit risk with any single counterparty.

On-balance sheet financial instruments

The credit risk relating to financial assets of the consolidated entity which are recognised on the balance sheet is the carrying amount net of any provision for doubtful debts.

Off-balance sheet financial instruments

Credit risk relating to off-balance sheet derivative contracts is minimised through using internationally recognised financial intermediaries, where the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies. The policy of the consolidated entity requires that financial transactions are only entered into with institutions having an A-/A3 or greater long-term international credit rating. Credit exposures relating to foreign currency, commodity and interest rate derivatives are represented by the positive net fair value position of the contracts, as disclosed, subject to the counter-parties performing as contracted. At balance date the contract value of off-balance sheet financial instruments is A$978.7 million equivalent.

E. NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

On-balance sheet financial instruments

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts applicable to bank term deposits, accounts receivable, accounts payable, bank loans and dividend payable approximate net fair value.

Off-balance sheet financial instruments

The valuation of off-balance sheet financial instruments detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the balance date. This is determined using independent market quotations and adopting conventional market valuation techniques.

27 REMUNERATION OF EXECUTIVES

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers who have a direct involvement in the management of strategic direction, general management or control at an operating divisional level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls within the following bands:

	Consolidated		Boral Limited			Consolidated		Boral Limited	
	2001 No.	2000 No.	2001 No.	2000 No.		2001 No.	2000 No.	2001 No.	2000 No.
$140,000 – $149,999	1	–	–	–	$380,000 – $389,999	1	2	1	2
$150,000 – $159,999	1	–	–	–	$390,000 – $399,999	–	1	–	–
$160,000 – $169,999	2	1	1	–	$400,000 – $409,999	–	1	–	–
$170,000 – $179,999	–	1	–	–	$420,000 – $429,999	1	–	1	–
$180,000 – $189,999	2	2	–	–	$440,000 – $449,999	1	–	–	–
$190,000 – $199,999	3	3	2	–	$450,000 – $459,999	–	1	–	–
$200,000 – $209,999	–	3	–	–	$460,000 – $469,999	1	1	1	–
$210,000 – $219,999	8	2	2	–	$470,000 – $479,999	–	1	–	1
$220,000 – $229,999	4	3	–	1	$480,000 – $489,999	1	1	–	–
$230,000 – $239,999	–	5	–	2	$500,000 – $509,999	1	–	–	–
$240,000 – $249,999	3	1	1	–	$510,000 – $519,999	2	–	1	–
$250,000 – $259,999	4	2	1	–	$530,000 – $539,999	–	1	–	–
$260,000 – $269,999	–	2	–	1	$540,000 – $549,999	1	–	–	–
$270,000 – $279,999	1	1	–	–	$600,000 – $609,999	1	–	–	–
$280,000 – $289,999	1	–	–	–	$610,000 – $619,999	1	–	–	–
$300,000 – $309,999	–	2	–	1	$1,070,000 – $1,079,999	1	–	–	–
$310,000 – $319,999	2	1	1	–	$1,350,000 – $1,359,999	–	1	–	1
$330,000 – $339,999	–	1	–	1	$2,140,000 – $2,149,999	1	–	1	–
$340,000 – $349,999	1	–	1	–					
						46	40	14	10

	$'000	$'000	$'000	$'000
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more	16,199	12,357	6,070	4,203

The number of executive officers of the Company and controlled entities for the year ended 2001 includes seven executives who ceased employment during that year. The number of executive positions as at 30 June 2001 was 41. The total income received in 2001 includes termination payments, which were consistent with their entitlements and market practice, to those officers who ceased employment during 2001.

The emoluments disclosed in the Directors' Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	2001 No.	2000 No.

28 REMUNERATION OF DIRECTORS

The number of Directors of Boral Limited whose income from the Company or any related party falls within the following bands:

	2001 No.	2000 No.
$40,000 – $49,999	–	1
$50,000 – $59,999	–	1
$60,000 – $69,999	5	4
$160,000 – $169,999	1	–
$510,000 – $519,999	–	1
$530,000 – $539,999	–	1
$1,350,000 – $1,359,999	–	1
$2,140,000 – $2,149,999	1	–
$4,100,000 – $4,109,999 *	–	1
	7	10

	Consolidated 2001 $'000	Consolidated 2000 $'000	Boral Limited 2001 $'000	Boral Limited 2000 $'000
Total income paid or payable, or otherwise made available, to all Directors of the Company and controlled entities, including executive Directors except those who are Directors of wholly owned controlled entities only, from the Company or any related party.	6,947	12,163*	2,668	6,875*
Retirement benefits				
Retirement payments to former Directors of the Company and controlled entities	–	375	–	375

* 2000 comparative remuneration includes $4,109,620 paid to Mr A R Berg, the former Managing Director of the former Boral Limited (now named Origin Energy Limited), including $2,485,000 paid to him pursuant to his service agreement upon his employment ceasing.

The emoluments disclosed in the Directors' Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

29 AUDITORS' REMUNERATION

	Consolidated 2001 $'000	Consolidated Actual 2000 $'000	Boral Limited 2001 $'000	Boral Limited 2000 $'000
Audit services:				
Auditors of Boral Limited	1,069	1,306	90	138
	1,069	1,306	90	138
Other services:				
Auditors of Boral Limited **	1,220	1,044	949	900
KPMG related practices	14	–	14	–
	1,234	1,044	963	900

** Payments for other services to the auditors for Boral Limited includes consultancy fees of $1,040,000 (2000: $891,000) relating to support for management initiatives, including procurement, and taxation advice of $180,000 (2000: $153,000).

			Beneficial Ownership %
30 ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES			
There were no controlled entities acquired or disposed of during the financial year ended 30 June 2001.			
ENTITIES INCORPORATED:			
BMT Holdings Inc.			100.0
Boral Bricks Holding Inc.			100.0
Boral Bricks of Texas L.P.			100.0
Boral Finance USA Inc.			100.0
Boral International Holdings Inc.			100.0
Boral Material Technologies of Texas L.P.			100.0
Boral Wall Systems (H.K.) Limited			100.0
NAME CHANGES DURING THE FINANCIAL PERIOD:			
Ampliform Pty Ltd	To	Ampliform Pty Ltd (in voluntary liquidation)	
BCSC Gypsum Investments Pty Ltd	To	Boral Building Materials Pty Ltd	
BCSC Investments Pty Ltd	To	Boral Investments Pty Ltd	
BMI Mining Pty Ltd	To	BMI Mining Pty Ltd (in voluntary liquidation)	
Boral Bricks (Qld) Ltd	To	Boral Bricks (Qld) Ltd (in voluntary liquidation)	
Boral Concrete Products Pty Ltd	To	Boral Concrete Products Pty Ltd (in voluntary liquidation)	
Circle ESF Pty Limited	To	Alsafe Premix Concrete Pty Limited	
Clarke Brick Pty Ltd	To	Clarke Brick Pty Ltd (in voluntary liquidation)	
Deane & Runge Pty Ltd	To	Dean & Runge Pty Ltd (in voluntary liquidation)	
Duncan's Eden Pty Ltd	To	Duncan's Eden Pty Ltd (in voluntary liquidation)	
Hardy's Timber Pty Ltd	To	Hardy's Timber Pty Ltd (in voluntary liquidation)	
Melocco Pty Ltd	To	MLOP Pty Ltd	
Ramsay Dredging Co Pty Ltd	To	Ramsay Dredging Co Pty Ltd (in voluntary liquidation)	
Robb & Brown Pty Ltd	To	Robb & Brown Pty Ltd (in voluntary liquidation)	
Tasmanian Board Mills Ltd	To	Board Mills Ltd	
Western Ash Company de Mexico SA de CV	To	Boral Material Technologies SA de CV	

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2000:

	Consideration Paid/(Received) $ millions	Loss on Disposal $ millions	Beneficial Ownership %
ENTITIES ACQUIRED:			
Acquisition of all building and construction materials companies from Origin Energy Limited, as included in note 31 except for Erinbrook Pty Ltd, Hi-Quality Concrete Industries Pty Ltd and Blue Circle Southern Cement Pty Ltd and their controlled entities	1,246.3		100.0
ENTITIES SOLD:			
Boral Polska Spolka Zoo	(35.1)	–	
Boral Gas Industries Ltd	(9.3)	–	
Tyre Businesses including:			
Boral Tyres Pty Ltd Belltread Pty Ltd Bandag Manufacturing Pty Ltd	(24.5)	0.3	
Entities sold into the Asian Plasterboard Joint Venture including:			
Boral Building Materials (Malaysia) Sdn Bhd Boral Plasterboard (Malaysia) Sdn Bhd Pt Petrojaya Boral Plasterboard	(86.2)	–	

	Country of Incorporation	Beneficial Ownership by Consolidated Entity 2001 %	Beneficial Ownership by Boral Limited 2001 %	Beneficial Ownership by Consolidated Entity 2000 %	Beneficial Ownership by Boral Limited 2000 %

31 CONTROLLED ENTITIES

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.

Entity	Country of Incorporation	Consolidated Entity 2001 %	Boral Limited 2001 %	Consolidated Entity 2000 %	Boral Limited 2000 %
Boral Limited	Australia				
Erinbrook Pty Ltd	Australia	100	100	100	100
Hi-Quality Concrete Industries Pty Ltd	Australia	100	100	100	100
Trisamba Pty Ltd	Australia	100		100	
Blue Circle Southern Cement Ltd *<	Australia	100	100	100	100
Mainland Cement Pty Ltd	Australia	100		100	
Boral Building Materials Pty Ltd *<	Australia	100	100	100	100
Boral International Pty Ltd *<	Australia	100		100	
Boral International Holdings Inc.	USA	100		–	
Boral Asia Pacific Pte Ltd	Singapore	100		100	
Boral Building Services Pte Ltd	Singapore	100		100	
Boral Wall Systems (H.K.) Ltd	Hong Kong	100		–	
Pt Jaya Readymix	Indonesia	90		90	
Boral Industries Inc.	USA	100		100	
Boral Finance USA Inc.	USA	100		–	
Boral Lifetile Inc.	USA	100		100	
United States Tile Co	USA	100		100	
Boral Bricks Inc.	USA	100		100	
Boral Gas NV	Netherlands Antilles	100		100	
Baltimore Brick	USA	100		100	
Boral Bricks Holdings Inc.	USA	100		–	
Boral Bricks of Texas L.P.	USA	100		–	
Boral Material Technologies Inc	USA	100		100	
WAC Holdings Inc.	USA	100		100	
Boral Material Technologies SA de CV	Mexico	100		100	
BMT Holdings Inc.	USA	100		–	
Boral Materials Technologies of Texas L.P.	USA	100		–	
Boral Benefits Management Inc.	USA	89.47		89.47	
Boral Malaysia Sdn Bhd [xx]	Malaysia	90		90	
Boral Wall Systems (Malaysia) Sdn Bhd	Malaysia	90		90	
Boral Systems Technology (Malaysia) Sdn Bhd	Malaysia	90		90	
Boral Asia (China) Limited	Bermuda	100		100	
Boral Tongling Building Materials Company Ltd	China	60		60	
Boral (UK) Ltd	UK	100		100	
Boral Investments BV	Netherlands	100		100	
B&H Ziegel Center GmbH	Germany	100		100	
Boral Investments Ltd	Jersey	100		100	
Boral Keramik Wand Und Boden GmbH	Germany	100		100	
Boral Mecklenburger Ziegel GmbH	Germany	100		100	
Boral Industries Ltd <	NZ	100		100	
Boral Building Products (NZ) Ltd	NZ	100		100	
Boral Industries Nominees Ltd	NZ	100		100	
Boral Australian Gypsum Ltd *<	Australia	100		100	
Waratah Gypsum Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Plaster Fixing Pty Ltd	Australia	100		100	

31 CONTROLLED ENTITIES CONTINUED

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.

	Country of Incorporation	Beneficial Ownership by Consolidated Entity 2001 %	Beneficial Ownership by Boral Limited 2001 %	Beneficial Ownership by Consolidated Entity 2000 %	Beneficial Ownership by Boral Limited 2000 %
Boral Investments Pty Ltd *<	Australia	100	100	100	100
Boral Construction Materials Ltd *<	Australia	100		100	
Boral Resources (WA) Ltd *<	Australia	100		100	
Boral Contracting Pty Ltd * <	Australia	100		100	
Boral Resources (Vic) Pty Ltd *<	Australia	100		100	
Avon Quarries (Holdings) Pty Ltd (in voluntary liquidation)	Australia	100		100	
Deane & Runge Pty Ltd (in voluntary liquidation)	Australia	100		100	
Miners Rest Quarries Pty Ltd	Australia	100		100	
P Kennedy Pty Ltd	Australia	100		100	
Boral Resources (Qld) Pty Ltd *<	Australia	100		100	
Ramsay Dredging Co Pty Ltd (in voluntary liquidation)	Australia	100		100	
Australian Chemical Company Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Resources (NSW) Pty Ltd *<	Australia	100		100	
Bitumax Pty Ltd *<	Australia	100		100	
Boral Recycling Pty Ltd	Australia	100		100	
De Martin & Gasparini Pty Ltd *<	Australia	100		100	
De Martin & Gasparini Concrete Placers Pty Ltd	Australia	100		100	
De Martin & Gasparini Pumping Pty Ltd	Australia	100		100	
De Martin & Gasparini Contractors Pty Ltd	Australia	100		100	
Boral Construction Materials Group Ltd *<	Australia	100		100	
BMI Mining Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Resources (SA) Ltd *<	Australia	100		100	
Road Surfaces Group Pty Ltd *	Australia	100		100	
Boral Formwork & Scaffolding Pty Ltd *<	Australia	100		100	
Alsafe Premix Concrete Pty Limited *<	Australia	100		100	
Boral Transport Ltd *<	Australia	100		100	
Haxton Haulage Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Corporate Services Pty Ltd	Australia	100		100	
Bitupave Ltd *<	Australia	100		100	
Boral Resources (Country) Pty Ltd *<	Australia	100		100	
Clark Brick Pty Ltd (in voluntary liquidation)	Australia	100		100	
BR Tiles Pty Ltd	Australia	100		100	
MLOP Pty Ltd *<	Australia	100		100	
Stone Fixing Pty Ltd	Australia	100		100	
Onoda Hong Kong Ltd	Hong Kong	100		100	
BEC Pty Ltd	Australia	100		100	
Bayview Pty Ltd	Australia	100		100	
Bayview Quarries Pty Ltd	Australia	100		100	
Dandenong Quarries Pty Ltd	Australia	100		100	
Mavis Properties Pty Ltd	Australia	100		100	

31 CONTROLLED ENTITIES CONTINUED

The financial statements of the following entities have been consolidated to determine the results of the consolidated entity.

	Country of Incorporation	Beneficial Ownership by Consolidated Entity 2001 %	Beneficial Ownership by Boral Limited 2001 %	Beneficial Ownership by Consolidated Entity 2000 %	Beneficial Ownership by Boral Limited 2000 %
Mount Lyell Investments Ltd *<	Australia	100		100	
Boral Insurance Pty Ltd	Australia	100		100	
Boral Johns Perry Ltd (in voluntary liquidation)	Australia	100		100	
Boral Concrete Products Pty Ltd (in voluntary liquidation)<	Australia	100		100	
Boral Building Products Ltd *<	Australia	100		100	
Boral Hollostone Masonry (South Aust) Pty Ltd *<	Australia	100		100	
Sawmillers Exports Pty Ltd	Australia	90		90	
Oberon Softwood Holdings Pty Ltd *<	Australia	100		100	
Allen Taylor & Company Ltd *<	Australia	100		100	
Duncan's Holding Ltd *<	Australia	100		100	
Duncan's (Eden) Pty Ltd (in voluntary liquidation)	Australia	100		100	
Herons Creek Timber Mills Pty Ltd	Australia	100		100	
SPC Timber Ltd *<	Australia	100		100	
Brandon Timbers Pty Ltd	Australia	100		100	
Standard Properties Pty Ltd	Australia	100		100	
Boral Timber Tasmania Ltd *<	Australia	100		100	
Northern Forest Investments Pty Ltd *<	Australia	100		100	
Board Mills Ltd *<	Australia	100		100	
Timber Industries Ltd *<	Australia	100		100	
Wagga Wagga Holdings Pty Ltd *<	Australia	100		100	
Hardy's Properties Pty Ltd *<	Australia	100		100	
Hardy's Timber Pty Ltd (in voluntary liquidation)	Australia	100		100	
Hardy's Pty Ltd *<	Australia	100		100	
Boral Bricks Pty Ltd *<	Australia	100		100	
Boral Bricks (NSW) Pty Ltd *<	Australia	100		100	
Boral Bricks (Qld) Ltd (in voluntary liquidation)<	Australia	100		100	
Midland Brick Company Pty Ltd *<	Australia	100		100	
Boral Masonry Ltd *<	Australia	100		100	
EPM Concrete Pty Ltd	Australia	100		100	
Boral Montoro Pty Ltd *<	Australia	100		100	
Boral Windows Systems Ltd *<	Australia	100		100	
Wunderlich Windows Pty Ltd	Australia	100		100	
Ampliform Pty Ltd (in voluntary liquidation)	Australia	100		100	
Dowell Australia Ltd (in voluntary liquidation)	Australia	100		100	
The Glass and Aluminium Suppliers Pty Ltd (in voluntary liquidation)	PNG	53.33		53.33	
Boral Windows Pty Ltd	Australia	100		100	
Robb & Brown Pty Ltd (in voluntary liquidation)	Australia	100		100	
Boral Building Products Business Services Pty Ltd *<	Australia	100		100	
Boral B Products Pty Ltd *<	Australia	100		100	
Boral Bricks (Vic) Ltd *<	Australia	100		100	
Boral Superannuation Pty Ltd	Australia	100		100	

< Entered into a cross guarantee with Boral Limited (refer note 34).
* Granted relief by the Australian Securities Commission from specified accounting requirements in accordance with a Class Order.
XX Preference shares also held by Boral International Pty Limited.
All the shares held by Boral Limited in controlled entities are ordinary shares other than those indicated by symbol above.

32 RELATED PARTY DISCLOSURES

CONTROLLED ENTITIES

Interests held in controlled entities are set out in note 31.

PARTLY OWNED CONTROLLED ENTITIES

Details of interests in partly owned controlled entities are also set out in note 31.

During the year, the Company entered into transactions with certain of these entities primarily involving loans to the Company which were conducted on the same terms and conditions as loans from wholly owned controlled entities. All other transactions are in the ordinary course of business and on normal terms and conditions.

ASSOCIATED ENTITIES

Interests held in associated entities are set out in note 7. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year-end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

The following persons held the position of Director of Boral Limited during the financial year:

E A Alexander E J Cloney R T Halstead K J Moss R T Pearse M R Rayner J R Williams

Remuneration received or receivable by Directors of each entity in the consolidated entity and aggregate amounts paid in connection with the retirement of Directors and executive officers of entities in the consolidated entity are disclosed in note 28.

Boral Limited in general meeting has resolved that the total amount of Directors' fees payable to the Directors by the Company and its controlled entities should not exceed $650,000 per annum. The non-executive Directors have entered agreements with Boral Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Boral Limited to enter such agreements given in general meeting.

	Consolidated		Boral Limited	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000
LOANS MADE TO DIRECTORS:				
Aggregate amount of Employee Share Plan loans made to executive Directors of controlled entities during the year:	2	15	–	3
No loans other than Employee Share Plan loans were made to executive Directors of controlled entities and no loans were made to executive or non-executive Directors of Boral Limited during the financial year.				
Aggregate amount of outstanding loans to executive Directors (there are no outstanding loans to non-executive Directors)	3	8	1	1
LOAN REPAYMENT FROM DIRECTORS:				
Aggregate amount of Employee Share Plan loan repayments received from executive Directors	4	7	1	2

Employee Share Plan loans are interest free. A new offer of 300 shares per employee was made in June 2001 under the Employee Share Plan.

The names of executive Directors of controlled entities who made loan repayments during the financial year were:

M Barry, B Beck, P Boyd, S Brady, T Brennan, C Condo, W Davison, M Hibbert, J Hunt, P Jobe, A Laslett, J Lemoine, R Lenstra, A Laube, R Ng, R Parkes, M Scobie, P Sidney, M Stocks, S Taylor, R Wheatley, D Young.

32 RELATED PARTY DISCLOSURES CONTINUED

OTHER TRANSACTIONS

Transactions entered into during the year with Directors of Boral Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Boral Limited
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan
- terms and conditions of employment
- reimbursement of expenses
- purchases of goods and services.

Certain non-executive Directors of Boral Limited are associated with legal or accounting firms, which derive fees for work done for Boral Limited and controlled entities.

Mr R T Halstead is a partner of Clayton Utz, Solicitors of Sydney. During the financial year, Boral Limited and controlled entities paid fees of $0.334 million (2000: $1.506 million) to Clayton Utz of Sydney for legal work done on terms and conditions no more favourable than those available on similar transactions on an arms length basis. Ms E A Alexander is a partner of PricewaterhouseCoopers, Accountants. During the financial year, Boral Limited and controlled entities paid fees of $2.306 million (2000: $5.336 million) to PricewaterhouseCoopers for consultancy work done (including internal audit services) on terms and conditions no more favourable than those available on similar transactions on an arm's length basis.

Mr M R Rayner and Dr K J Moss are Directors of National Australia Bank Limited. During the year, Boral Limited received banking and financial services from National Australia Bank Limited on terms and conditions no more favourable than those available on an arm's length basis.

For part of the year Dr K J Moss was the Managing Director of Howard Smith Limited. During the year Boral Limited traded with Howard Smith Limited (purchases and sales of goods and services) on terms and conditions no more favourable than those available on an arm's length basis.

During the year, the aggregate number of shares acquired by the Directors and their Director-related entities totalled 72,008, while no shares were disposed of by the Directors and their Director-related entities. Particulars of options granted by Boral Limited to Mr R T Pearse, the Managing Director of Boral Limited, to subscribe for fully paid ordinary shares in the capital of Boral Limited are given in clause 9 of the Directors' Report on page 1 of the Annual Review, and note 19.

	Consolidated 2001 $ millions	Proforma Consolidated# 2000 $ millions	Consolidated Actual 2000 $ millions	Boral Limited 2001 $ millions	Boral Limited 2000 $ millions
33 NOTES TO STATEMENTS OF CASH FLOWS					
1. Reconciliation of cash and cash equivalents.					
Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts.					
Cash as at the end of the financial period as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:					
Cash	34.7	46.5	46.5	22.8	41.8
Bank overdrafts (note 14)	(15.5)	(3.8)	(3.8)	(112.7)	–
	19.2	42.7	42.7	(89.9)	41.8
2. The following non-cash financing and investing activities have not been included in the Statements of Cash Flows:					
Purchase of building and construction material companies from Origin Energy, funded by loan account	–	–	1,246.3	–	–
Issue of shares in satisfaction of loans	–	–	1,480.5	–	1,480.5
Sale of net assets, including property, plant and equipment satisfied by the issue of equity instruments	–	86.2	86.2	–	–
3. Details of credit standby arrangements and loan facilities are included in note 25.					
4. Reconciliation of operating profit to net cash provided by operating activities:					
Operating profit after income tax attributable to members of Boral Limited	153.4	168.7	105.8	205.2	(5.1)
Adjustments to reconcile operating profit to net cash provided by operating activities:					
Abnormal loss/(gain) after tax	–	12.0	17.3	–	(0.6)
Depreciation and amortisation	189.0	202.8	127.1	25.2	23.1
Deferred expenditure written off	1.6	2.4	1.6	–	–
Transfers (from)/to provisions	(22.8)	115.1	109.1	(1.4)	8.9
(Decrease)/increase in deferred taxes	(32.9)	23.8	22.7	(38.0)	11.1
(Gain)/loss on sale of assets	(43.6)	1.8	(4.2)	1.8	0.4
Loss on translation of long-term borrowings	–	–	–	120.6	42.6
Changes in assets and liabilities net of effects from acquisitions/disposals					
– Receivables	42.7	(67.5)	(5.5)	(1.7)	(17.5)
– Inventories	(35.1)	7.6	(1.0)	–	5.7
– Creditors	41.7	(33.7)	(84.8)	8.8	24.1
– Provisions	29.0	(10.2)	47.8	(0.2)	8.7
– Other	(83.8)	32.3	(18.3)	13.8	(23.2)
Increase in outside equity interests	0.2	(0.4)	(0.4)	–	–
Total adjustments	86.0	286.0	211.4	128.9	83.3
Net cash provided by operating activities	239.4	454.7	317.2	334.1	78.2

Proforma Consolidated accounts have not been audited but have been subject to independent review by KPMG. The basis of preparation is set out in the Statement of significant accounting policies on page 7.

33 NOTES TO STATEMENTS OF CASH FLOWS CONTINUED

5. The assets and liabilities in respect of controlled entities acquired/disposed during the financial year are:

	Consolidated 2001 $ millions Fair Value of Net Assets Disposed	Consolidated 2000 $ millions Fair Value of Net Assets Disposed
CURRENT ASSETS		
Receivables	–	37.8
Inventories	–	37.4
Other	–	4.6
NON-CURRENT ASSETS		
Receivables	–	0.4
Property, plant and equipment	–	178.5
Other	–	3.5
CURRENT LIABILITIES		
Accounts payable	–	(27.1)
Borrowings	–	(23.8)
Provisions	–	(5.5)
NON-CURRENT LIABILITIES		
Borrowings	–	(57.1)
Provisions	–	(2.2)
NET ASSETS	–	146.5
Loss on sale	–	(0.7)
Consideration by way of issue of equity instruments	–	(86.2)
Cash consideration	–	59.6

34 DEED OF CROSS GUARANTEE

The following consolidated profit and loss statement and balance sheet comprises the Company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 23), after eliminating all transactions between parties to the Deed.

as at 30 June	Consolidated 2001 $ millions	Consolidated 2000 $ millions
STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	44.9	57.3
Income tax benefit relating to ordinary activities	(18.2)	(3.1)
Profit from ordinary activities after income tax	63.1	60.4
Retained profits at the beginning of the financial year	189.0	103.2
Aggregate of amounts transferred from reserves	0.4	(0.2)
Total available for appropriation	252.5	163.4
Dividends provided for or paid	102.2	51.1
Retained profits at the end of the financial year	150.3	112.3

as at 30 June	Consolidated 2001 $ millions	Consolidated 2000 $ millions
34 DEED OF CROSS GUARANTEE CONTINUED		
STATEMENT OF FINANCIAL POSITION		
CURRENT ASSETS		
Cash assets	5.6	14.4
Receivables	753.6	680.7
Inventories	272.3	270.8
Other	48.0	32.2
TOTAL CURRENT ASSETS	1,079.5	998.1
NON-CURRENT ASSETS		
Receivables	22.8	15.0
Inventories	39.9	39.9
Investments accounted for using the equity method	18.5	22.4
Other financial assets	2,206.4	1,297.8
Property, plant and equipment	1,604.5	1,738.0
Intangible assets	70.6	74.7
Deferred tax assets	101.0	75.5
Other	6.2	15.2
TOTAL NON-CURRENT ASSETS	4,069.9	3,278.5
TOTAL ASSETS	5,149.4	4,276.6
CURRENT LIABILITIES		
Payables	2,096.0	474.2
Interest-bearing liabilities	17.5	5.8
Current tax liabilities	0.1	–
Provisions	236.6	255.3
TOTAL CURRENT LIABILITIES	2,350.2	735.3
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	804.9	1,594.3
Deferred tax liabilities	150.5	162.8
Provisions	12.5	16.5
TOTAL NON-CURRENT LIABILITIES	967.9	1,773.6
TOTAL LIABILITIES	3,318.1	2,508.9
NET ASSETS	1,831.3	1,767.7
SHAREHOLDERS' EQUITY		
Contributed equity	1,556.7	1,556.7
Reserves	124.3	98.7
Retained profits	150.3	112.3
TOTAL SHAREHOLDERS' EQUITY	1,831.3	1,767.7

DIRECTORS' DECLARATION

1. In the opinion of the Directors of Boral Limited:
   (a) the financial statements and notes, as set out on pages 4 to 40, are in accordance with the Corporations Act 2001, including:
      (i) giving a true and fair view of the financial position of the Company and its consolidated entities as at 30 June 2001 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      (ii) complying with Accounting Standards and the Corporations Regulations; and
   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2. In the opinion of the Directors of Boral Limited, the unaudited comparative proforma consolidated financial information set out on pages 4 to 40 has been prepared using assumptions that appropriately reflect the transactions of the consolidated entity as if it had been in existence for the reporting periods shown and using accounting policies consistent with those applied in preparing the statutory financial statements.
3. There are reasonable grounds to believe that the Company and the subsidiaries identified in note 31 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors:

Kenneth J. Moss
DIRECTOR

Rodney T. Pearse
DIRECTOR
Sydney, 7 September 2001

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BORAL LIMITED

Scope

We have audited the financial report of Boral Limited for the financial year ended 30 June 2001, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 34, and the Directors' declaration set out on pages 4 to 41. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year and the proforma comparative information for the year ended 30 June 2000, which represents the proforma results and cash flows of the consolidated entity's operations as if the consolidated entity had been in existence for the year ended 30 June 2000 (hereafter referred to as the "proforma comparative financial information"). The Company's Directors are responsible for the financial report, including the preparation of the proforma comparative financial information and the assumptions used in its preparation. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects:

- the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows, and
- the proforma comparative financial information has been compiled based on the assumptions described in the note "Basis of preparation of consolidated proforma accounts".

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the financial report of Boral Limited is in accordance with:

a) the Corporations Act 2001, including:
   i. giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2001 and of their performance for the financial year ended on that date; and
   ii. complying with Accounting Standards and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements; and

c) in respect of the proforma comparative financial information, the assumptions described in the note "Basis of preparation of proforma consolidated accounts".

KPMG

KPMG

D K Jukes
PARTNER
Sydney 7 September 2001

SHARE INFORMATION

As at 31 August 2001

DISTRIBUTION SCHEDULE OF SHAREHOLDERS

Size of Shareholding	Number of Shareholders	% of Ordinary Shares
(a) in the categories –		
1 – 1,000	57,135	4.91
1,001 – 5,000	42,117	16.74
5,001 – 10,000	6,102	7.60
10,001 – 100,000	3,160	11.54
100,001 and over	174	59.21
	108,688	100.00
(b) holding less than a marketable parcel (144 shares)	7,689	0.08

VOTING RIGHTS – ORDINARY SHARES

On a show of hands every person present, who is a member or proxy, attorney or representative of a member, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each share held by him or her.

SUBSTANTIAL SHAREHOLDERS

Maple-Brown Abbott Limited, by a notice of change in interests of substantial shareholder dated 23 August 2001, advised that it and its associates were entitled to 41,789,601 ordinary shares (7.36% of the ordinary shares).

National Australia Bank Limited by a notice of initial substantial shareholder dated 29 March 2001, advised that it and its associates were entitled to 32,766,540 ordinary shares (5.77% of the ordinary shares).

Perpetual Trustees Australia Limited, by a notice of initial substantial shareholder dated 25 July 2001, advised that it and its associates were entitled to 28,509,900 ordinary shares (5.02% of the ordinary shares).

TWENTY LARGEST SHAREHOLDERS

	Ordinary Shares	% of Ordinary Shares
Chase Manhattan Nominees Limited	49,649,502	8.74
National Nominees Limited	43,037,888	7.58
Westpac Custodian Nominees Limited	29,745,736	5.24
RBC Global Services Australia Nominees Pty Limited	20,599,800	3.63
HSBC Custody Nominees (Australia) Limited	19,212,634	3.38
Perpetual Trustees Nominees Limited	18,252,589	3.21
MLC Limited	17,060,903	3.00
AMP Life Limited	15,463,423	2.72
Commonwealth Custodial Services Limited	9,692,014	1.71
Queensland Investment Corporation	9,495,049	1.67
ANZ Nominees Limited	9,419,893	1.66
AMP Nominees Pty Limited	7,614,693	1.34
Citicorp Nominees Pty Limited	6,765,314	1.19
Perpetual Nominees Limited	5,846,894	1.03
CSS Board	3,980,204	0.70
Australian Foundation Investment Company Limited	3,599,712	0.63
Suncorp General Insurance Limited	3,428,256	0.60
PSS Board	2,919,222	0.51
Suncorp Life & Superannuation Limited	2,811,147	0.49
Perpetual Trustees Australia Limited	2,809,596	0.49
	281,404,469	49.52

There is no current on-market buy-back of ordinary shares.

SHAREHOLDER COMMUNICATIONS
Enquiries or notifications by shareholders regarding their shareholdings or dividends should be directed to Boral's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14
South Sydney NSW 1232 Australia

Telephone: (02) 8280 7133
Internationa: +61 2 8280 7133

Facsimile: (02) 9261 8489
International: +61 2 9261 8489

Shareholders can access their shareholding records via Boral's website (www.boral.com.au)

Shareholders can also send queries to the share registry via email:

Internet: www.registrars.aprl.com.au
Email: registrars@aprl.com.au

DIVIDENDS
The final dividend for the 2000/2001 year of 9.0 cents per share will be paid by Boral on 15 October 2001. The dividend will be 35% franked.

All companies are required by law to deduct tax at the top marginal rate plus the Medicare levy from unfranked dividends and interest payable to investors who have not supplied their Tax File Number (TFN). Tax will not be deducted from the franked portion of dividends. Certain pensioners are exempt from supplying their TFNs.

Shareholders who wish dividends to be paid directly to bank, building society or credit union accounts in Australia should telephone the share registry for an application form. Application forms for direct credit of dividends are also available to be downloaded via the ASX Perpetual Registrars Limited website. The payments are electronically credited on the dividend payment date and confirmed by payment advices sent through the mail to the shareholder's registered address.

Please note the instructions received remain in force until amended or cancelled in writing.

Shareholders who receive dividends by cheque are requested to bank these payments as soon as possible. This will avoid the possibility of shareholders losing cheques or overlooking banking them.

DIVIDEND REINVESTMENT PLAN
As an alternative to receiving cash dividends, shareholders may elect by notification to the share registry in writing to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Boral ordinary shares.

UNCERTIFICATED FORMS OF SHAREHOLDING
Two forms of uncertificated holdings are available to Boral shareholders:

Issued Sponsored Holdings: This type of holding is sponsored by Boral and provides shareholders with the advantages of uncertificated holdings without the need to be sponsored by any particular stockbroker.

Broker Sponsored Holdings (CHESS): Shareholders may arrange to be sponsored by a stockbroker (or certain other financial institutions) and are required to sign a sponsorship agreement appointing the sponsor as their "controlling participant" for the purposes of CHESS. This type of holding is likely to attract regular stock market traders or those shareholders who have their share portfolio managed by a stockbroker.

Holding statements are issued to shareholders not later than five business days after the end of any month in which transactions alter the balance of a holding. Shareholders requiring replacement holding statements should be directed to their sponsoring participant.

Shareholders communicating with the share registry should have handy their Security Holder Reference Number (SRN) or Holder Identification Number (HIN) as it appears on the Issuer Sponsored/CHESS statements or dividend advices. For security reasons, shareholders should keep their Security Holder Reference Numbers confidential.

ANNUAL REVIEW MAILING LIST
Shareholders (whether Issuer or Broker Sponsored) not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Shareholders are also able to update their preference via the ASX Perpetual Registrars Limited website or Boral's website. Unless shareholders have advised the Share Registry that they require no Annual Review or the full Annual Review, they will be sent the concise (short form) Annual Review.

CHANGE OF ADDRESS
Shareholders who are Issuer Sponsored should notify any change of address to the share registry promptly in writing quoting their Security Holder Reference Number, previous address and new address. Application forms for Change of Address are also available for download via the ASX Perpetual Registrars Limited website or Boral's website. Broker Sponsored (CHESS) holders must advise their sponsoring broker of the change.

INFORMATION ON BORAL
Boral has a comprehensive internet site featuring news items, announcements, corporate information and a wide range of product and service information. Boral's internet address is www.boral.com.au

The Annual Review is the main source of information for shareholders. Other sources of information include:

February – the interim results announcement for the December half year. This announcement is sent to shareholders in mid-April at the time of payment of the interim dividend.

August – the annual results announcement.

October – the Annual General Meeting. The Chairman's Address to the Meeting is sent to shareholders shortly after the Meeting.

Requests for publications and other enquiries about Boral's affairs should be communicated to:

The Manager, Corporate Affairs
Boral Limited
GPO Box 910
SYDNEY NSW 1041

Enquiries can also be made via email: info@boral.com.au

SHARE TRADING AND PRICE
Boral shares are traded on Australian Stock Exchange Limited (ASX). The stock code under which they are traded is "BLD" and the details of trading activity are published in most daily newspapers under that abbreviation.

OFF-MARKET SHARE TRANSFERS
Stamp duty on transfers of listed shares was abolished on 1 July 2001. Share transfers dated after 1 July 2001 should be forwarded directly to ASX Perpetual Registrars Limited for registration.

as at 30 June	2001 $ millions	Proforma 2000 $ millions	Proforma 1999 $ millions
Sales revenue	3,280	4,012	3,914
Other operating revenue	205	230	127
Total group revenue	3,485	4,242	4,040
Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of businesses (EBITDA)	451	563	569
Depreciation, depletion and amortisation	189	203	216
Earnings before interest, tax and profit/(loss) from disposal of businesses	262	361	353
Profit/(loss) from disposal of businesses	39	(33)	-
Profit before interest and tax	301	327	353
Net interest expense	(70)	(90)	(120)
Profit before tax	232	238	233
Income tax expense	(78)	(70)	(87)
Outside equity interests	0	(0)	(3)
Operating profit attributable to members of Boral Limited	153	169	150
Total assets	4,001	3,873	4,172
Total liabilities	2,146	2,096	2,455
Net assets	1,855	1,777	1,717
Shareholders' funds	1,855	1,777	1,717
Dividend paid or declared	102.2	102.2	102.2
Statistics			
Dividend per ordinary share	18¢	18¢	18¢
Dividend payout ratio	67%	61%	68%
Dividend cover	1.5	1.7	1.5
Earnings per ordinary share	27.0¢	29.7¢	26.3¢
Return on equity	8.3%	9.5%	8.7%
EBIT before profit/(loss) on disposal of businesses to sales	8.0%	9.0%	9.0%
EBIT before profit/(loss) on disposal of businesses to funds employed	9.2%	13.2%	11.2%
Net interest cover (times)	4.3	3.7	2.9
Gearing (net debt to equity)	53%	54%	83%
Gearing (net debt to net debt plus equity)	35%	35%	45%
Net tangible asset backing per share	$2.89	$2.78	$2.62

Note: Boral Limited was demerged from old Boral (Origin Energy Limited) during February 2000. The comparative notes for year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction materials businesses for the full 12-month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.

FINANCIAL CALENDAR

	2001		2002
EX DIVIDEND SHARE TRADING COMMENCES	17 SEPTEMBER	HALF YEAR PROFIT ANNOUNCEMENT	13 FEBRUARY
RECORD DATE FOR FINAL DIVIDEND	21 SEPTEMBER	EX DIVIDEND SHARE TRADING COMMENCES	18 MARCH
FINAL DIVIDEND PAYABLE	15 OCTOBER	RECORD DATE FOR INTERIM DIVIDEND	22 MARCH
ANNUAL GENERAL MEETING	29 OCTOBER	INTERIM DIVIDEND PAYABLE AND HALF	
ANNUAL GENERAL MEETING REPORT MAILED		YEAR REPORT MAILED TO SHAREHOLDERS	15 APRIL
TO SHAREHOLDERS	NOVEMBER	YEAR END	30 JUNE
HALF YEAR END	31 DECEMBER	ANNUAL RESULTS ANNOUNCEMENT	21 AUGUST

BORAL LIMITED

Australian Company Number 008 421 761
Level 39, AMP Centre
50 Bridge Street Sydney NSW 2000
GPO Box 910 Sydney NSW 1041

Telephone: (02) 9220 6300
International: +61 2 9220 6300
Facsimile: (02) 9233 6605
International: +61 2 9233 6605
Internet: www.boral.com.au

STOCK EXCHANGE LISTING

Australian Stock Exchange Limited

SHARE REGISTER

c/- ASX Perpetual Registrars Limited
Level 8
580 George Street Sydney NSW 2000
Locked Bag A14 Sydney South NSW 1232

Telephone enquiries: (02) 8280 7133
International: +61 2 8280 7133
Facsimile: (02) 9261 8489
International: +61 2 9261 8489
Internet: www.registrars.aprl.com.au
Email: registrars@aprl.com.au

SECRETARY

Michael B Scobie

AUDITORS

KPMG
Chartered Accountants

BANKERS

Australia
National Australia Bank Limited
Westpac Banking Corporation

USA
Wachovia Corporate Services Inc

South-East Asia
Australia and New Zealand Banking Group Limited
Citibank NA

THE ANNUAL GENERAL MEETING OF BORAL LIMITED WILL BE HELD IN THE GRAND BALLROOM, 3RD FLOOR, THE WENTWORTH HOTEL, 61 PHILLIP STREET, SYDNEY ON MONDAY 29 OCTOBER 2001 AT 10.30AM.

DESIGNED AND PRODUCED BY ROSS BARR AND ASSOCIATES PTY LIMITED.

BORAL

BORAL LIMITED 2001 NOTICE OF MEETING



NOTICE OF MEETING

BORAL LIMITED ACN 008 421 761 Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000

Notice is hereby given that the Annual General Meeting of Shareholders of Boral Limited will be held in the Grand Ballroom, 3rd Floor, Wentworth Hotel, 61 Phillip Street, Sydney on Monday, 29 October 2001 at 10.30 am

ORDINARY BUSINESS

1. To receive and consider the financial reports, the Directors' Report and the Auditors' Reports for the year ended 30 June 2001.
2. To elect Directors
   Elizabeth A Alexander and Kenneth J Moss retire by rotation and, being eligible, offer themselves for re-election.
   Christine Milne, who has given notice of her candidature, offers herself for election.

SPECIAL BUSINESS

3. Grant of Options to Rod Pearse, Managing Director of the Company

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "That the grant by the Company to Rodney T Pearse of options to subscribe for up to 700,000 fully paid ordinary shares in the Company on the terms described in the explanatory note to this resolution and the allotment to him of up to 700,000 ordinary shares in the Company pursuant to the exercise of those options is hereby approved."

By order of the Board.

M B Scobie
SECRETARY
Sydney, 11 September 2001

Voting exclusions

As required by the Listing Rules of Australian Stock Exchange Limited, the Company will disregard any votes cast on business item 3 by Mr Rod Pearse or an associate of Mr Pearse.

However, the Company need not disregard a vote if:–

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Notes

(i) Pursuant to section 1109N of the Corporations Act 2001, the Company has determined that for the purposes of the Meeting, all shares in the Company will be taken to be held by the persons who held them as registered shareholders at 10.30 am on Saturday, 27 October 2001.

(ii) A member entitled to attend and vote has the right to appoint a proxy.

(iii) The proxy of a member does not need to be a member of the Company.

(iv) A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of member's votes each proxy is entitled to exercise.

(v) Details for completion and lodgment of proxies are on the reverse side of the Form of Proxy. A proxy must be received by the Company C/– ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW 2000 or Locked Bag A14, Sydney South, NSW 1232 by 10.30 am on Saturday, 27 October 2001. A proxy may be sent by fax to ASX Perpetual Registrars Limited on (02) 8280 7646.

EXPLANATORY NOTES

RESOLUTION 2 – ELECTION OF DIRECTORS

Two Directors, Elizabeth Alexander and Ken Moss, will retire by rotation at the Annual General Meeting and have offered themselves for election. **The Board supports their re-election as Directors.**

In addition, Christine Milne has given notice of her candidature for election. She has the support of a group who describe themselves as the 'Boral Green Shareholders'. **For the reasons set out below, Christine Milne's candidature is not supported by the Board.**

Although three candidates are standing for election as a Director, a maximum of two candidates may be elected. The number of Directors has been determined in accordance with the Company's Constitution as seven and as a consequence of five Directors continuing in office, there will only be two vacancies on the Board. As the number of candidates exceeds the number of vacancies, the chair intends to call a poll in relation to the election of Directors and the election will be determined by ballot.

Information about Directors Standing for Re-election

ELIZABETH ALEXANDER, AM

Ms Alexander, 58 years of age, joined the Boral Board in 1994. She became a member of the Audit Committee shortly after joining the Board and has chaired the Committee since 2000.

Ms Alexander is a Director of Amcor Limited and CSL Limited. She is the National President of the Australian Institute of Company Directors, a member of the Council of the Australian Defence Force Academy, the Takeovers Panel and the Financial Reporting Council and a former National and State President of the Australian Society of Certified Practising Accountants.

Ms Alexander is a chartered accountant and a partner of PricewaterhouseCoopers. She currently practises in the area of Risk Management and Corporate Governance Services.

With her background as a chartered accountant, Ms Alexander makes a valuable contribution to the Board on accounting and other financial matters. The Board also benefits from her experience in corporate governance gained from her work and involvement in professional associations and the Australian Institute of Company Directors.

KEN MOSS

Dr Moss, 56 years of age, joined the Boral Board in 1999 and became the Chairman of Directors in May 2000. He is the Chairman of the Board's Compensation Committee.

Dr Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited,
GPT Management Limited and National Australia Bank Limited. He is a Vice President of the Australian Institute of Company Directors, the Chairman of Australian Maritime Safety Authority, a Director of Hunter Medical Research Limited and a Board Member of the Hunter Area Health Service.

Dr Moss is an engineer and was the Managing Director of Howard Smith Limited until he retired in 2000.

Having been the chief executive officer of a listed industrial company operating in highly competitive markets and being the Chairman or a Director of industrial and other companies, Dr Moss brings focus to the Company's strategy of delivering ongoing improvement in shareholder value through strong operational performance and value adding growth. He has experience in building materials businesses.

The following statement has been given to the company by the Boral Green Shareholders for distribution to shareholders:–

"Statement Regarding Christine Milne's Candidature From 'Boral Green Shareholders'"

The role of a Director is not only to oversee the financial bottom line of a company, but also to set its strategic direction. Where is Boral's commitment to the triple bottom line and more importantly where on the sustainability index are companies that do not have that commitment?

The pressures to create short-term economic value are intense, long-term strategic thinking is required if Boral is to reposition itself and that is where Christine could come in. Boral is currently perceived as an old economy, industrial-age company, selling commodities and tolerating its environmental responsibilities through a commitment only to compliance: hardly a world beater, it would not even qualify for investment from any of the ethical or environmental funds, as Boral is still involved in native forest wood-chipping and it is not even regarded as best of sector.

'A Board is a team and so a broad skills mix is what is needed for dynamic solution-based decision-making. If you want intelligence, compassion and courage, then I can make a contribution to this company. Whilst my background is not in business, I have an Honour's Degree in Humanities and 18 years experience in education and politics. Having held the balance of power in the Tasmanian Parliament twice and having dealt with 9 State Budgets, 6 of which as the leader of the Green Party, I know that I can hold my own in any company's board room. This is the decade of corporate governance. People are watching multi-national corporations and demanding greater environmental responsibility and justice from them', says Christine.

Is Boral a leader or a follower? The train of sustainable development is leaving the station globally. Will Boral be on it and remain competitive? Or will it be left at the station? The choice is yours. We are asking for the opportunity to contribute to Boral. To give that chance we support the election of Christine Milne to the Board."

Boral's Response to the Statement by 'Boral Green Shareholders'

Boral's Directors are committed to the triple bottom line of social justice, environmental quality and economic prosperity or, as sometimes referred to, people, planet and profit. The functions of the Board are set out in the Corporate Governance section of the Annual Review on page 32 and clearly extend to human resource issues and business and environmental performance which encompass the elements of the triple bottom line. Ken Moss, the Chairman, and Rod Pearse, the Managing Director, in their addresses to last year's Annual General Meeting confirmed Boral would continue to implement sustainable development principles throughout the Company's operations and explained the meaning of sustainability in the context of those operations.

Boral has progressed its commitment to sustainable development in the last financial year as reviewed in the Environmental section of the Annual Review on pages 22 to 24. The Company's environmental policy, which includes the commitment to embrace the principles of sustainable development, is set out on page 24 of the Review. Boral has continued to better utilise resources, optimise energy consumption, minimise waste, minimise adverse environmental impact at sites, rehabilitate in a responsible manner and take into account community needs and expectations.

Boral's hardwood resource is extracted under the Regional Forest Agreement process of the Commonwealth and State Governments. The timber harvested is regrowth and plantation as opposed to timber falling into the category of High Conservation Value Old Growth Forest. The timber used for the woodchip operation in NSW is sawmill waste (which was previously burnt), forest residues and plantation stock.

An initiative during the year has been the development of the Boral Sustainability Self Diagnostic Tool which is being used to determine the sustainable development status of businesses and to assist in establishing plans and targets. It will enable the measurement of Boral's sustainability performance over the coming years. The tool has been developed from recognised international sustainable development assessment approaches and standards and with reference to the sustainability strategies of the Business Council of Australia. Boral believes its initiative in developing the tool is in advance of most Australian companies.

Boral strongly disagrees with the statement that it only has a commitment to environmental compliance. While practices to pursue compliance were in place throughout the 1990's, a comprehensive environmental management system approach based on international standards was introduced approximately five years ago. The elements of this approach include management responsibility, training, auditing, identification of impacts and the development and implementation of action plans.

From these comments, shareholders will appreciate that the Boral Board is committed to sustainable development. This commitment is consistent with Boral's long term intent to deliver superior total shareholder returns through being a focused building and construction materials supplier. Directors review strategies, monitor results and management's performance and otherwise fulfil their functions in the interests of all shareholders. On the other hand, the statement supporting Christine Milne's candidature indicates a narrower focus on environmental issues and sustainable development.

The Board recommends shareholders vote for the re-election of Elizabeth Alexander and Ken Moss as Directors and confirms it does not support Christine Milne's candidature for election.

RESOLUTION 3 – GRANT OF OPTIONS TO ROD PEARSE, MANAGING DIRECTOR OF THE COMPANY

This resolution is being put to shareholders to obtain shareholder approval for the grant to Rod Pearse, the Managing Director and chief executive officer of the Company, of options to subscribe for up to 700,000 shares in the Company and the allotment to him of shares in the Company on the exercise of these options.

Shareholder approval of the grant of the options to Mr Pearse is required by the Listing Rules of Australian Stock Exchange Limited ("ASX") because he is a Director of the Company.

Mr Pearse's performance as the chief executive officer during the 2000/01 financial year met the Board's objectives and is reflected in the higher Boral share price, the high dividend payment and the Company's strong operating performance despite the current cyclical downturn in building and construction markets. Mr Pearse in his position faces ongoing challenges while the downturn continues and to take advantage of the recovery which has been forecast to occur beyond the 2001/02 financial year.

The non-executive Directors on the advice of the Board's Compensation Committee are of the view that the overall remuneration for Mr Pearse, including the proposed grant of options, is reasonable having regard to the circumstances of Boral, the duties and responsibilities of the chief executive officer and market levels of remuneration for chief executive officers of similar sized companies.

The options will only be exercisable to the extent an exercise hurdle is satisfied. The hurdle is dependent on the return on Boral shares comparing favourably with the overall return on shares in the companies in the ASX Top 100. Details of the hurdle are set out below.

Summary of the terms of the options to be granted to Rod Pearse

The options will be granted pursuant to the Boral Senior Executive Option Plan, a copy of the rules of which may be obtained from the Company's registered office at Level 39, AMP Centre, 50 Bridge Street, Sydney, NSW 2000.

Exercise Price The exercise price of the options will be determined by dividing the total of the sale values of Boral shares on the stockmarket conducted by ASX (excluding sales reported as special crossings and certain other specified transactions) during the five trading days immediately after 29 October 2001, the date of the Annual General Meeting, by the number of Boral shares the subject of sales on those days.

Exercise Hurdle The exercise hurdle will be measured by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. This is in line with the approach of other major Australian companies.

Determination of the Total Shareholder Return ("TSR") of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in the share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

The period over which the TSR of the Company is compared with the TSR of the ASX Top 100 commences on the date of grant of the options and whether the hurdle has been satisfied may be determined at any time during the exercise period of the options.

The percentage of options capable of exercise is based on a sliding scale as follows:

If at any time during the exercise period of the options the TSR of the company	The percentage of options which become exercisable is:
Does not reach the 50th percentile of the TSR of the ASX Top 100	0%
Reaches the 50th percentile of the TSR of the ASX Top 100	50%*
Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100	100%

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

Exercise Period Subject to the satisfaction of the exercise hurdle and the terms of the Senior Executive Option Plan, the options may be exercised at any time after the third anniversary of the grant of the options and no later than the fifth anniversary.

Rod Pearse now holds a total of 1,721,500 options for Boral shares. Details of these options are set out in paragraph (13) of the Directors' Report on page 35 of the Annual Review. Mr Pearse joined Boral in 1994 and the executive options currently held by him reflect grants dating back to 1996.

All Directors other than Rod Pearse recommend that shareholders vote in favour of the resolution.

ASX Perpetual Registrars Limited
Locked Bag A14
SYDNEY SOUTH NSW 1232

POSTAGE
PAID
AUSTRALIA

IMPORTANT INFORMATION ENCLOSED

OUR COMPANY IS FOCUSED ON DELIVERING...

BORAL

NOTE FOR SHAREHOLDERS:
Accompanying this form is the Notice of Meeting for the Annual General Meeting of the company, which will be held in the Grand Ballroom, 3rd floor, The Wentworth Hotel, 61 Phillip Street, Sydney on Monday, 29 October 2001 at 10.30am.

If you are able to attend the Meeting, please bring this form with you to facilitate your registration. The bar coding on the Appointment of Proxy will enable shareholders to be easily registered.

Registration will be available from 9.30am and shareholders are encouraged to arrive before starting time of 10.30am to avoid any last minute congestion. The most convenient access to the Meeting is by taking the escalator from the Phillip Street level of the Hotel to the Ballroom rather than the lifts.

If you are not able to attend the Meeting, you may wish to complete the attached Appointment of Proxy.

Any questions regarding the Annual General Meeting or the Appointment of Proxy should be directed to ASX Perpetual Registrars Limited on (02) 8280 7133.

The card below only needs to be filled out and returned if you wish to change your preference as to which report you receive in future. There is no need to write your name and address on the form as the bar code gives enough information to identify you.

My preference is to receive:

1. ☐ No report.

OR

2. ☐ Concise Financial Report.

Delivery Address:
Locked Bag A14
SYDNEY SOUTH NSW 1234

No stamp required
if posted in Australia

(This is not your holder number)

Boral Limited
ASX Perpetual Registrars Ltd (6)
Reply Paid 60281
SYDNEY SOUTH NSW 1234

BORAL **Boral Limited**
ABN 13 008 421 761

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: (02) 8280 7133
Facsimile: (02) 8280 7646
ASX Code: BLD
Email: registrars@aprl.com.au
Website: www.registrars.aprl.com.au

APPOINTMENT OF PROXY

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. Please forward the proxy to the Company in the reply paid envelope provided. Alternatively, the proxy form may be sent to the share registry at the address or fax number quoted above.

I/We being a member/members of Boral Limited hereby appoint

A [ ] **OR** failing such appointment or in the absence of that person **the Chairman of the Meeting**

as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 10.30am on Monday, 29 October 2001 or at any adjournment or postponement thereof.

Shareholders are entitled to appoint up to two proxies (whether shareholders or not) to attend the Meeting and vote. If you wish to appoint two proxies, please obtain a second form by telephoning (02) 8280 7133. Both forms should be completed with the nominated number or percentage of your voting rights on each form. If you do not specify a number or percentage of your voting rights, each proxy may exercise half of your voting rights. Please return both proxy forms together.

Should you desire to direct your proxy how to vote on any resolution please insert (X) in the appropriate box. In the absence of a direction the proxy may vote at the proxy's discretion.

	For	Against	Abstain
Resolution 1 To receive the financial reports, Directors' Report and Auditor's Reports	[ ]	[ ]	[ ]
Resolution 3 To approve the grant of options to Rodney T Pearse	[ ]	[ ]	[ ]

Resolution 2 To elect Directors
(you may only mark the 'For' box for two candidates otherwise your vote will be invalid)

	For	Against	Abstain
Elizabeth A Alexander	[ ]	[ ]	[ ]
Christine Milne	[ ]	[ ]	[ ]
Kenneth J Moss	[ ]	[ ]	[ ]

B SIGNATURE OF SHAREHOLDERS - THIS MUST BE COMPLETED

Shareholder (Individual)

Director	Director/Company Secretary (Delete one)	Sole Director and Sole Secretary

This form should be signed by the shareholder. If a joint holding, one shareholder can sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the shareholder's constitution and the Corporations Act 2001.

Company Seal

/ /

Date

BLD PRX001

BORAL LIMITED

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041

Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Boral Timber

ALLEN TAYLOR & COMPANY LIMITED
T/A BORAL TIMBER
ACN 000 003 056

89 St Hilliers Road
Auburn NSW 2144
PO Box 6026
Silverwater NSW 1811
Telephone (02) 9735 5500
Facsimile (02) 9748 6132

MEDIA RELEASE

16 October 2001

BORAL TIMBER ANNOUNCES SIGNIFICANT REINVESTMENT IN THE NSW TIMBER INDUSTRY

Boral Timber announced today that it has received a restructuring package through the Forestry Industry Structural Adjustment Program (FISAP), which will provide significant investment assistance to Boral's hardwood operations.

Boral Timber employs over 700 people and is the largest hardwood producer in NSW.

The hardwood industry in NSW was severely affected by the significant cutback in resources, in 1995, which resulted in the closure of several mills across the state. The NSW and Federal Governments indicated at that time that financial assistance would be available for companies that were financially disadvantaged as a result of the mill closures and were wishing to make value-added investments in the NSW hardwood industry. Based on these assurances, Boral embarked on a program to strengthen and upgrade the productivity of its green timber mills and to upgrade both drying and export value-adding processes in its northern NSW operations.

Mr Peter Boyd, Executive General Manager of Boral Timber, said "It is very rewarding that after lengthy negotiations with governments, Boral Timber is being granted assistance to reinvest in the NSW hardwood industry".

To date, Boral has spent more than $10 million in capital as part of the FISAP program and a further $5.5 million is currently being invested in a key project to upgrade Boral's green mill at Koolkhan on the NSW north coast. The remaining $29.5 million of Boral's planned investment will be made at Boral's north coast timber mills including those at Murwillimbah, Koolkhan, Kyogle, Maxwell's Creek and Herron's Creek.

The overall program involves total expenditure of $45 million by Boral Timber, with the NSW and Federal Governments providing $22.5 million.

Mr Boyd said, "The upgrade at Koolkhan currently taking place complements Boral's long-term wood supply agreement with the NSW Government. It involves the introduction of new technology to cater for the changing timber resource and associated smaller diameter logs. The upgrade will ensure that the utilisation of resource is maximised and material wastage is reduced.

"Boral Timber is focused on building a long-term, sustainable business with strong export capabilities. We are building an internationally competitive business focused on flooring and associated products.

"Future investments will result in improved drying capabilities and production efficiencies. These industry improvements will provide greater opportunities to produce value-added products for both domestic and overseas markets.

"Future investment will also enhance Boral's strong environmental and safety performance in the industry and will be regarded as very positive for Boral Timber employees and the timber communities in general along the north coast of NSW", said Mr Boyd.

For further information:

Peter Boyd
Executive General Manager,
Boral Timber
Telephone: (02) 9735 5500

or

Kylie FitzGerald
General Manager, Corporate Affairs,
Boral Limited
Telephone: (02) 9220 6300